Filed pursuant to Rule 424(b)(3)
Registration No. 333-123454

PROSPECTUS OF SEACOAST BANKING CORPORATION OF FLORIDA	PROXY STATEMENT OF CENTURY NATIONAL BANK
PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT
      The boards of directors of Seacoast Banking Corporation of Florida and Century National Bank have each unanimously agreed to the acquisition of Century by Seacoast. Shareholders of Century are being asked to approve the merger at a special meeting of shareholders to be held on April 29, 2005. Seacoast shareholders are not required to approve the merger.
      If the merger is completed, each share of Century common stock will be converted automatically into the right to receive cash of $28.82 or 1.41537 shares of Seacoast common stock, or a combination of cash and Seacoast common stock, depending upon your election, the elections of other Century shareholders and the limitations on the total amounts of Seacoast common stock and cash described in these materials. Seacoast’s common stock is traded on The Nasdaq National Market under the symbol “SBCF.”
      The meeting of Century shareholders will be held at Hotel Orlando North, 600 N. Lake Destiny Drive, Maitland, Florida 32751 on April 29, 2005 at 9:00 A.M. Eastern Time. At the meeting, you will be asked to approve the agreement and plan of merger among Seacoast, a Seacoast subsidiary, and Century, which we call the “merger agreement.” Approval of the merger agreement requires the affirmative vote of two-thirds of the outstanding shares of Century common stock. Century’s board of directors unanimously recommends that you vote “FOR” approval of the merger and urges you to sign and date the enclosed proxy and return it promptly in the enclosed envelope together with your signed form of election to ensure that your vote is counted and your election is submitted timely. If you attend the meeting, you may vote in person, even if you have already returned your proxy, although no further election will be taken after 9:00 A.M. Eastern Time on April 29, 2005.
      You should read this entire proxy statement carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled “Risk Factors,” beginning on page 11.
      Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of the securities to be issued in the merger or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.
      The shares of Seacoast common stock to be issued in the merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the FDIC or any other government agency.
      This proxy statement is dated March 28, 2005 and is first being mailed to Century shareholders on or about March 31, 2005.

HOW TO OBTAIN ADDITIONAL INFORMATION
      This proxy statement incorporates important business and financial information about Seacoast that is not included in, or delivered with, this document. This information is described on page 55 under the section entitled “Where You Can Find Additional Information” and may be obtained through the Securities and Exchange Commission’s Internet website at http://www.sec.gov. This information is also available to you without charge upon your written or verbal request to:
Sharon Mehl
Investor Relations
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
Telephone: (772) 288-6085
Email: Sharon.Mehl@fnbtc.net
      In order to obtain timely copies of such information free of charge, you must request the information by no later than April 14, 2005.

CENTURY NATIONAL BANK
65 NORTH ORANGE AVENUE
ORLANDO, FLORIDA 32801

NOTICE OF MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 29, 2005

To the Shareholders of Century National Bank:
      Century National Bank will hold a special meeting of shareholders at Hotel Orlando North, 600 N. Lake Destiny Drive, Maitland, Florida 32751, on April 29, 2005 at 9:00 A.M. Eastern Time, for the following purposes:

1. Merger. To approve and adopt the agreement and plan of merger, dated November 30, 2004, by and among Seacoast Banking Corporation of Florida, a Seacoast subsidiary and Century National Bank, pursuant to which Seacoast will acquire Century through the merger of Century with and into a wholly owned national bank subsidiary of Seacoast. A copy of the merger agreement is attached to the accompanying proxy statement as Appendix A.

2. Other Business. To consider such other business as may properly come before the meeting or any adjournments or postponements of the meeting.
      Only shareholders of record at the close of business on March 24, 2005, the record date for the meeting, are entitled to receive notice of and to vote at the meeting or any adjournments or postponements of the meeting, which we collectively refer to as the “meeting.” The approval of the merger agreement requires the affirmative vote of holders of two-thirds of the outstanding shares of Century common stock.
      After careful consideration, your board of directors supports the merger and unanimously recommends that you vote “FOR” approval of the merger agreement and the transaction contemplated therein.
      Your vote is very important. Whether or not you plan to attend the meeting, please complete and sign the enclosed proxy card and return it in the accompanying postage-paid envelope. You may revoke your proxy at any time before it is voted by giving written notice of revocation to Century’s secretary, or by filing a properly executed proxy of a later date with Century’s secretary, at or before the meeting. You may also revoke your proxy by attending and voting your shares in person at the meeting.
      Century shareholders have the right to exercise their rights of dissent and appraisal under the National Bank Act. Shareholders who wish to assert their dissenters’ rights must strictly comply with Title 12 Section 215a of the United States Code. Such dissenters will be entitled to receive cash representing the value of their shares as determined in accordance with this law. A copy of Title 12 Section 215a of the United States Code is attached as Appendix B to the proxy statement.
      We presently do not know of any other matters to be presented at the meeting, but if other matters are properly presented, then the persons named as proxies will vote on such matters at their discretion.

By Order of the Board of Directors

Michael W. Sheffey
President and Chief Executive Officer
Orlando, Florida
March 28, 2005

      We include cross references in this proxy statement to captions where you can find further related discussion and additional information, which may be important to you. The following table of contents tells you where you can find these captions.

APPENDIX A	AGREEMENT AND PLAN OF MERGER, DATED NOVEMBER 30, 2004, BY AND AMONG SEACOAST BANKING CORPORATION OF FLORIDA, FIRST NATIONAL BANK & TRUST COMPANY OF THE TREASURE COAST AND CENTURY NATIONAL BANK
APPENDIX B	TITLE 12 SECTION 215A OF THE UNITED STATES CODE
APPENDIX C	FAIRNESS OPINION OF KEEFE, BRUYETTE & WOODS, INC.

QUESTIONS AND ANSWERS
      As used in this proxy statement, the term “Seacoast” refers to Seacoast Banking Corporation of Florida and, where the context requires, to Seacoast’s subsidiaries, including First National Bank & Trust Company of the Treasure Coast and First National Bank & Trust Company, a newly formed, wholly owned national bank subsidiary of Seacoast. The term “First National — Treasure Coast” refers to First National Bank & Trust Company of the Treasure Coast, Seacoast’s wholly owned national bank subsidiary, through which Seacoast conducts the majority of its operations. The term “Century” refers to Century National Bank.

Q:	What am I being asked to vote upon?

A:	You are being asked to approve the merger agreement, which provides for the merger of Century with and into a wholly owned national bank subsidiary of Seacoast. As a result, Century will become a wholly owned subsidiary of Seacoast.

Q:	How does my board of directors recommend I vote on the merger?

A:	The board of directors of Century unanimously recommends that you vote “FOR” approval of the merger agreement.

Q:	Why is my board of directors recommending that I vote for approval of the merger agreement?

A:	Century’s board of directors believes the merger is a unique strategic opportunity to combine with Seacoast, which is expected to create greater value for our shareholders, expand the range of products and services available to our customers while maintaining our service culture, and expand the career opportunities for our employees. Our financial advisors also have opined that the consideration to be received by Century shareholders in the Merger is fair from a financial point of view.

Q:	What will I receive in the merger?

A:	In the merger, each share of Century common stock automatically will be converted into the right to receive consideration in the form of shares of Seacoast common stock, cash (without interest), or a combination of Seacoast common stock and cash, as elected by each shareholder and subject to certain adjustments and prorations described in this proxy statement.

Q:	What should I do now?

A:	After carefully reading and considering the information in this proxy statement, including materials incorporated by reference, indicate on your proxy card how you want to vote, sign and date the card. In addition, please complete the enclosed form of election indicating whether you would prefer to receive shares of Seacoast common stock, cash (without interest), or a combination of Seacoast common stock and cash if the merger is approved. Finally, mail the properly completed and signed proxy card and form of election in the enclosed postage-paid envelope as soon as possible, so that your shares will be represented at the meeting and your election will be recorded.

If you sign and return your proxy card and do not indicate how you want to vote, your proxy will be voted in favor of the proposal to approve the merger agreement and otherwise in the discretion of the proxies.

Q:	What if I do not vote?

A:	If you do not vote, by either signing and sending in your proxy card or attending and voting at the meeting, your shares will not be voted at the meeting. This will have the same effect as voting your shares against the merger, although this will not perfect your dissenters’ rights.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	Your broker will vote your shares of stock on the merger agreement only if you provide instructions on how to vote. You should instruct your broker on how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, and your broker submits an unvoted proxy, your shares will not be voted at the meeting, which will have the same effect as voting your shares against the merger, although this will not perfect your dissenters’ rights.

Q:	Can I change my vote after I deliver my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the meeting. You can do this in three ways. First, you can revoke your proxy by giving written notice of revocation to Century’s secretary. Second, you can submit a new properly executed proxy with a later date to Century’s secretary, at or before the meeting. The latest vote actually received before the meeting will be counted, and any earlier votes will be revoked. Third, you can attend the meeting and vote your shares in person. Any earlier proxy will be thereby revoked. However, simply attending the meeting without voting will not revoke your proxy.

Q:	Should I send in my Century stock certificates now?

A:	No. Seacoast will cause the exchange agent to separately send to all Century shareholders a letter of transmittal together with written instructions for exchanging Century common stock certificates for the merger consideration.

Q:	When must I elect the type of merger consideration that I prefer to receive?

A:	Holders of Century common stock who wish to elect the type of merger consideration they prefer to receive in the merger should carefully review and follow the instructions set forth in the enclosed form of election. These instructions require that a properly completed and signed form of election be received prior to the election deadline, which is 9:00 A.M. Eastern Time, on April 29, 2005.

If you fail to submit a completed form of election prior to the election deadline, you will be deemed to not have made an election. As a non-electing holder, you will be paid a value per share equivalent to the amount paid per share to holders making elections, but you may receive only cash, only Seacoast common stock, or a combination of cash and Seacoast common stock, depending on the remaining pool of cash and Seacoast common stock available for paying the merger consideration after honoring the affirmative cash and stock elections that other Century shareholders have made.

Q:	When will I receive my Seacoast stock certificates and/or cash?

A:	Following the completion of the merger, Seacoast will cause the exchange agent to deliver a letter of transmittal to each Century shareholder. You should carefully review and follow the instructions set forth in the letter of transmittal. You will be asked to complete the letter of transmittal and return it, together with your Century stock certificates (or properly completed notice of guaranteed delivery, which will be included as part of the letters of transmittal you will receive), to the exchange agent. The cash and/or Seacoast common stock that you are to receive in connection with the merger will be mailed to you by the exchange agent promptly after the exchange agent receives your properly executed letter of transmittal and stock certificates.

Q:	Am I entitled to dissenters’ rights of appraisal in connection with the merger?

A:	Yes. If you wish, you may exercise dissenters’ rights arising out of the transactions contemplated by the merger agreement and obtain a cash payment for the value of your shares as determined under the National Bank Act. To exercise dissenters’ rights, you must vote your shares against the merger or give written notice at or prior to the meeting to Century that you are exercising your dissenters’ rights, and you must strictly comply with all of the applicable requirements provided under the National Bank Act, as described in this proxy statement under the section entitled “Dissenters’ Rights.” The value of your shares may be more or less than the consideration to be paid in the merger. We have reproduced, in full, the applicable dissenters’ rights provisions as Appendix B to this proxy statement.

Q:	Who can help answer my questions?

A:	If you would like additional copies of this document, or if you would like to ask any questions about the merger and related matters, you should contact:
Jeffrey C. Jenkins
Century National Bank
65 North Orange Avenue
Orlando, Florida 32801
telephone: (407) 515-6500

SUMMARY
      We have prepared this summary to assist you in your review of this proxy statement. It is not intended to be and is not a complete explanation of all of the matters covered in this proxy statement. To understand the merger and the consideration offered to Century’s shareholders in the merger, please see the more complete and detailed information in the sections that follow this summary, as well as the related appendices, and the documents incorporated into this proxy statement by reference. You may obtain information about Seacoast that is incorporated by reference in this document, without charge, by following the instructions in the section entitled “Where You Can Find Additional Information.” We urge you to read all of these documents in their entirety prior to voting at the meeting of Century shareholders.
      Each item in this summary refers to the page of this proxy statement on which that subject is discussed in more detail.
The Companies (See page 48 for Seacoast and page 50 for Century)
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
Telephone: (772) 287-4000
      Seacoast is a Florida corporation that is a bank holding company. Seacoast’s principal banking subsidiary is First National Bank & Trust Company of the Treasure Coast, a national banking association. Seacoast provides banking services through 29 offices from West Palm Beach to Melborne on Florida’s east coast. Seacoast’s primary service area is the “Treasure Coast,” which is comprised of Martin, St. Lucie and Indian River Counties, and includes some of the fastest growing and wealthiest communities in Florida. According to the FDIC, Seacoast ranks first in number of offices and fourth in deposit market share among community banks and all other financial institutions doing business in the Treasure Coast.
      As of December 31, 2004, Seacoast had total consolidated assets of approximately $1.6 billion, deposits of approximately $1.4 billion and shareholders’ equity of approximately $108 million.
Century National Bank
65 North Orange Avenue
Orlando, Florida 32801
Telephone: (407) 515-6500
      Century is a national banking association headquartered in Orlando, Florida. Century currently provides banking services through three banking locations located in Orlando, Maitland/ Winter Park and Longwood, Florida.
      As of December 31, 2004, Century had total consolidated assets of approximately $310.0 million, deposits of approximately $289.8 million and shareholders’ equity of approximately $19.6 million.
The Merger (See page 19)
      Under the merger agreement, Seacoast will acquire Century pursuant to the merger of Century with and into a wholly owned national bank subsidiary of Seacoast. As a result of the merger, Century will become a wholly owned subsidiary of Seacoast. Seacoast presently intends to combine the operations of Century after the merger into Seacoast’s principal subsidiary, First National — Treasure Coast, but may continue to operate in the Orlando market under the name Century National Bank or another trade name. A copy of the merger agreement is attached to this document as Appendix A and is incorporated into this proxy statement by reference. We encourage you to read the entire merger agreement carefully, as it is the legal document that governs the merger.

What You Will Receive in the Merger (See page 30)
      If the merger is completed, each share of Century common stock issued and outstanding that you hold immediately prior to the effective time of the merger, other than shares with respect to which dissenters’ rights are properly exercised, will be automatically converted, at the effective time, into the right to receive shares of Seacoast common stock, cash (without interest) or a combination of cash and Seacoast common stock, based on your election and subject to proration and other adjustments.
      The merger agreement provides for a pricing period, which ended March 7, 2005, to be used to determine the cash and stock to be paid for each share of Century common stock, and the amount to be paid to holders of outstanding options to purchase Century stock. Century shareholders are entitled to elect to receive cash of $28.82 or 1.41537 shares of Seacoast common stock (which had an average market value of $28.82 at the close of the market on March 7, 2005, which was the end of the pricing period, but whose market value is subject to change), subject to proration. Holders of Century options will be entitled to the difference between $28.82 and the exercise price of their options.
      It is estimated, assuming no further exercise of outstanding Century options, that an aggregated $1,067,984 in cash (without interest), which is referred to as the “Option Settlement Payment,” will be paid to holders of all outstanding Century options. The Cash Consideration payable to Century shareholders is $14,625,358 and the number of shares of Century common stock that shall be converted solely into the right to receive cash (without interest) shall be 507,473. The remaining 1,058,456 shares will be converted into the right to receive solely Seacoast common stock. Based upon the number of shares of Century common stock outstanding, an aggregate of approximately 1,498,107 shares of Seacoast common stock will be issued in the merger to Century shareholders.
      You will not receive any fractional shares of Seacoast common stock. Instead, you will be paid cash (without interest) in an amount equal to the fraction of a share of Seacoast common stock otherwise issuable upon conversion, multiplied by the market value of Seacoast’s common stock on The Nasdaq National Market on the last trading day preceding the effective time of the merger.
Limitations on Cash and Common Stock Consideration; Proration (See page 31)
      Under the merger agreement, Seacoast is not required to pay more than $15,693,342 in cash to holders of Century common stock and holders of options to purchase shares of Century common stock. In addition, Seacoast is not required to issue more than 1,506,160 shares of its common stock to holders of Century common stock in exchange for their shares. As a result of these limitations, and because Century shareholders have the option to elect to receive cash, Seacoast common stock, or a combination thereof, in exchange for their shares of Century common stock, the actual amount of cash and Seacoast common stock to be received by each Century shareholder will be subject to proration and will depend upon the elections made by other Century shareholders.
Timing and Manner of Election; Surrender and Exchange of Stock Certificates (See page 29)
      Holders of Century common stock should carefully review and follow the instructions set forth in the enclosed form of election. These instructions require that a properly completed and signed form of election be received prior to the election deadline, which is 9:00 A.M. Eastern Time, on April 29, 2005.
      If you fail to submit a completed form of election prior to the election deadline, you will be deemed to not have made an election. As a non-electing holder, you will be paid a value per share equivalent to the amount paid per share to holders making elections, but you may receive only cash, only Seacoast common stock, or a combination of cash and Seacoast common stock, depending on the remaining pool of cash and Seacoast common stock available for paying the merger consideration after honoring the cash and stock elections that other Century shareholders have made. Non-electing holders generally will receive cash to the extent that shareholders have affirmatively elected to receive more Seacoast common stock than is issuable under the merger agreement.

      Following the completion of the merger, Seacoast will cause the exchange agent to deliver a letter of transmittal to each Century shareholder. You should carefully review and follow the instructions set forth in the letter of transmittal. You will be asked to complete the letter of transmittal and return it, together with your Century stock certificates (or properly completed notice of guaranteed delivery, which will be included as part of the letter of transmittal you receive), to the exchange agent. The cash and/or Seacoast common stock that you are to receive in connection with the merger will be mailed to you by the exchange agent promptly after the exchange agent receives your properly executed letter of transmittal and stock certificates.
Effect of the Merger on Century Options (See page 33)
      Prior to the execution of the merger agreement, there were options outstanding to purchase 140,969 shares of Century’s common stock, with a weighted average exercise price of $10.73 per share. Pursuant to the terms of the merger agreement, all of these outstanding options, whether or not then exercisable, will be converted into the right to receive from Seacoast cash (without interest) in an amount equal to the product of the number of shares subject to the options, multiplied by the difference between $28.82 and the per share exercise price of the options. Seacoast will pay up to $1,067,984 in cash to purchase outstanding Century options.
Your Expected Federal Income Tax Treatment as a Result of the Merger (See page 40)
      The completion of the merger is conditioned on receipt of a tax opinion from Alston & Bird LLP, counsel to Seacoast, that the merger qualifies as a reorganization under the Internal Revenue Code, or the “Code.” Century shareholders will not recognize gain or loss for federal income tax purposes with respect to shares of Seacoast common stock received in the merger. Century shareholders may recognize gain or loss for federal income tax purposes on cash received for shares of Century common stock.
      Any Century shareholder who perfects his or her dissenters’ rights under the National Bank Act will receive cash for his or her shares of Century common stock, and may recognize gain or loss for federal income tax purposes on the cash received. See “Material Federal Income Tax Consequences of the Merger” for a more detailed discussion of the tax consequences of the merger.
      The tax laws are complex, and the tax consequences of the merger may vary depending upon your individual circumstances or tax status. For these reasons, we recommend that you consult your tax advisor concerning the federal and any applicable state, local or other tax consequences of the merger to you.
Your Dissenters’ Rights (See page 47)
      If the merger is consummated, those Century shareholders who vote their shares against the merger or give written notice prior to the meeting to Century National Bank, Attention: Michael W. Sheffey, 65 North Orange Avenue, Orlando, Florida 32801, that they are exercising their dissenters’ rights, and who strictly follow procedures required by the National Bank Act and described in this proxy statement will be entitled to exercise dissenters’ rights and receive the value of their shares in cash, as determined by the National Bank Act. Appendix B includes the relevant provisions of the National Bank Act regarding these rights.
Comparative Stock Prices (See pages 49 and 52)
      On November 29, 2004, the last trading day prior to the public announcement of the merger agreement, the last sales price of Seacoast common stock on The Nasdaq National Market was $22.14, and on March 28, 2005, the last practicable day before mailing this proxy statement, the last sales price of Seacoast common stock was $19.62. Shares of Century common stock are not listed or traded on any securities exchange or organized market. On February 11, 2004, the date of the last known sale of shares of Century common stock, the last known sales price for a share of Century common stock was $11.50.

Reasons for the Merger (See page 20)
      Century’s board of directors considered a number of factors in approving the terms of the merger, including:

•	the value of the consideration to be received by Century shareholders in the merger;

•	that Seacoast common stock has a liquid trading market and that Seacoast has historically paid cash dividends on its shares;

•	certain financial and other information concerning Seacoast and its market area; and

•	the opinion of Keefe, Bruyette & Woods, Inc., or “KBW,” that the consideration to be received by Century shareholders in the merger is fair from a financial point of view.
Opinion of Century’s Financial Advisor (See page 21)
      The board of directors of Century considered, among other things, the opinion of its financial advisor, KBW, in determining whether to approve the merger. KBW is an investment banking and financial advisory firm with experience in transactions between financial institutions similar to the merger. Century’s board of directors received a fairness opinion from KBW indicating that the terms of the merger are fair, from a financial point of view, to the shareholders of Century. The fairness opinion is attached to this proxy statement as Appendix C. We urge all Century shareholders to read the entire fairness opinion, which describes the assumptions, procedures followed, matters considered and limitations on the review undertaken by KBW in providing its opinion.
Century’s Board of Directors Recommends that Century Shareholders Approve the Merger (See page 21)
      Century’s board of directors unanimously approved the merger agreement and believes that the merger is in the best interests of Century’s shareholders. The board of directors unanimously recommends that you vote “FOR” approval of the merger agreement.
Information About the Century Shareholders’ Meeting (See page 17)
      Century will hold its shareholders’ meeting to consider and vote on the merger agreement and the merger on April 29, 2005, at 9:00 A.M. Eastern Time. The meeting will be held at Hotel Orlando North, 600 N. Lake Destiny Drive, Maitland, Florida, 32751. At the meeting, Century shareholders will vote on the merger agreement and merger described in this proxy statement and in the notice for the meeting that they receive. If the merger agreement is approved at the meeting, and the other conditions to completing the merger are satisfied, we expect to complete the merger on April 30, 2005.
Vote Required at the Meeting (See page 17)
      At least 1,043,953 shares or two-thirds of the outstanding shares of Century’s common stock as of the record date for the meeting must be present in person or by proxy at the meeting, and must vote in favor of approving the merger agreement, in order for the merger to be approved. Shareholders who owned Century common stock at the close of business on March 24, 2005 will be entitled to vote at the meeting.
Share Ownership of Management (See page 52)
      As of the record date for the meeting, directors and executive officers of Century have or share voting or dispositive power over approximately 421,760 shares or 26.96% of the issued and outstanding shares of Century common stock. These individuals have agreed with Seacoast that they will vote the stock over which they have voting power in favor of the merger agreement and the merger.
      As of the record date for the meeting, directors and executive officers of Seacoast neither have nor share any voting or dispositive power over any of the issued and outstanding Century common stock.

Management and Operations after the Merger (See page 30)
      Century will cease to exist after the merger.

•	Century’s business will be conducted through a wholly owned national bank subsidiary of Seacoast after the merger.

•	Seacoast’s national bank subsidiary may initially continue to use the Century National Bank trade name in select markets following the completion of the merger.

•	No current Century directors will be appointed as directors of Seacoast.
Regulatory Approvals (See page 30)
      The merger is subject to the prior approval of the federal Office of the Comptroller of the Currency, or the “OCC,” and the Board of Governors of the Federal Reserve System or its delegee, which we call the “Federal Reserve.” On February 17, 2005, the Federal Reserve approved Seacoast’s application to acquire Century pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended, or the “BHC Act,” and on March 7, 2005, the OCC approved Seacoast’s Bank Merger Act application pursuant to the federal Bank Merger Act.
Several Conditions Must be Met to Complete the Merger (See page 36)
      In addition to the required regulatory approvals, the merger will only be completed if certain conditions, including the following, are met:

•	approval of the merger agreement by Century’s shareholders;

•	the merger must qualify as a tax-free reorganization under the Code;

•	the merger cannot be a taxable event for either Seacoast or Century;

•	approval by Nasdaq for the listing of the shares of Seacoast common stock issuable pursuant to the merger on The Nasdaq National Market;

•	the representations and warranties of Seacoast and Century in the merger agreement must be true and correct as of the effective time of the merger, except as to any inaccuracies that would not, in the aggregate, be reasonably likely to have a material adverse effect, and the other party to the merger agreement must have performed in all material respects all of its obligations under the merger agreement, subject in each case to the parties rights to amend or waive any such conditions;

•	holders of no more than 5% of Century shares exercise dissenters’ rights; and

•	the satisfaction of additional conditions customary in transactions of this type.
      If the conditions to completion are satisfied or waived, Seacoast and Century presently contemplate that they will complete the merger on April 30, 2005.
Waiver and Amendment of the Merger Agreement (See page 37)
      Nearly all of the conditions to completing the merger may be waived at any time prior to the effective time of the merger by the party for whose benefit they were intended. Any condition, however, which, if waived and not satisfied, would result in the violation of any law or regulation may not be waived by either party. No waiver is effective unless it is in writing and signed by the waiving party.
      In addition, the parties may amend or supplement at any time the merger agreement by written agreement signed by each party. No amendment that reduces or modifies in any material way the merger consideration to be received is permitted after the approval of the merger agreement by Century’s shareholders. The merger agreement may only be amended to the extent permitted by law.

Termination and Termination Fee Under the Merger Agreement (See page 38)
      The merger agreement may be terminated by either Seacoast or Century, either before or after shareholder approval, under certain circumstances as described in detail later in this proxy statement. Century must pay Seacoast a termination fee of $1.85 million if:

•	Seacoast terminates the merger agreement because Century’s board of directors withdraws or changes its recommendation of the merger agreement;

•	Seacoast terminates the merger agreement because Century’s board of directors recommends or approves an acquisition transaction other than the Seacoast merger or negotiates or authorizes the negotiation with a third party of an acquisition proposal other than the Seacoast merger; or

•	if Century terminates the merger agreement because Century’s board of directors has withdrawn or modified its recommendation of the Seacoast merger in favor of another acquisition proposal, and within 12 months of the termination of the merger agreement the other acquisition agreement is entered into or the proposal announced, provided in either case that the acquisition transaction is subsequently consummated.
Century’s Directors and Executive Officers Have Interests in the Merger that Differ from Your Interests (See page 28)
      The executive officers and directors of Century have interests in the merger that are in addition to their interests as shareholders of Century. The members of Century’s board of directors knew about these additional interests and considered them when they adopted the merger agreement. These interests include, among others:

•	the expected continued employment of the officers and employees by Seacoast after the merger;

•	the provision of employee benefits to Century employees;

•	provisions in the merger agreement relating to director and officer liability insurance and the indemnification of officers and directors of Century for certain liabilities;

•	the payment of $530,000 in change in control benefits to Century’s chief executive officer, Michael W. Sheffey; and

•	employment agreements by and between Century’s three executive officers and a wholly owned national bank subsidiary of Seacoast.
      These interests are more fully described in this proxy statement under the heading “Interests of Certain Persons in the Merger.”
Employee Benefits of Century Officers and Employees after the Merger (See page 35)
      Seacoast has agreed to provide to former Century officers and employees generally the same employee health and welfare benefits as those currently offered by Seacoast to its similarly situated officers and employees. With respect to benefit plans, Seacoast also will give Century’s officers and employees full credit for their years of service with Century, for both eligibility and vesting, except that prior service credit will not be considered in determining future benefits under Seacoast’s retirement plans. Seacoast also will honor certain other existing employment, severance, consulting or other compensation contracts and plans disclosed by Century to Seacoast in connection with the merger agreement.
Differences in the Rights of Century Shareholders after the Merger (See page 42)
      Century shareholders that receive Seacoast shares will become Seacoast shareholders, and their rights as shareholders after the merger will be governed by Florida law and by Seacoast’s articles of incorporation and bylaws. The rights of Seacoast shareholders are different in certain respects from the rights of Century shareholders. Some of the principal differences are described later in this proxy statement under “Certain Differences in Rights of Shareholders.”
Accounting Treatment (See page 30)
      Seacoast intends to account for the merger as a purchase transaction for accounting and financial reporting purposes under accounting principles generally accepted in the United States of America, or “GAAP.”

Selected Financial Information of Seacoast and Century
      The following table sets forth selected historical consolidated financial information of Seacoast. This information is based on, and should be read in conjunction with, the consolidated financial statements and related notes of Seacoast contained in its annual report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this proxy statement, as well as with the information included under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this report.
      Seacoast’s consolidated financial statements for the year ended December 31, 2004 were audited by KPMG LLP. Seacoast’s consolidated financial statements for the years ended December 31, 2003 and 2002 were audited by PricewaterhouseCoopers LLP.

	As of and For the Years Ended December 31,

	2004	2003	2002	2001	2000

		(Dollars in thousands, except per share data)
PERIOD END BALANCE SHEET DATA
Total assets	$1,615,876	$1,353,823	$1,281,297	$1,225,964	$1,151,373
Earning assets	1,538,063	1,274,136	1,186,871	1,136,389	1,088,210
Net Loans	892,949	702,672	681,335	777,993	837,328
Investment securities	593,758	565,089	498,459	306,352	204,664
Deposits	1,372,466	1,129,642	1,030,540	1,015,154	957,089
Shareholders’ equity	108,212	104,084	100,747	93,519	84,263
INCOME STATEMENT DATA
Interest income	$67,052	$60,602	$68,995	$79,417	$78,430
Interest expense	14,278	16,437	23,035	35,402	37,635
Net interest income	52,774	44,165	45,960	44,015	40,795
Net interest income (TE)[1]	52,907	44,320	46,161	44,235	41,073
Provision for loan losses	1,000	—	—	—	600
Noninterest income	18,506	19,725	18,793	17,501	14,438
Net securities gains (losses) in noninterest income	44	(1,172)	457	915	(12)
Noninterest expense	47,821	42,463	39,790	38,060	34,877
Net income	14,922	14,016	15,286	14,130	12,088
CERTAIN RATIOS
Return on average assets	1.05%	1.07%	1.26%	1.22%	1.09%
Return on average shareholders’ equity	13.75	13.73	15.75	15.62	14.09
Net interest margin (TE)[1]	3.89	3.69	4.13	4.12	4.03
Average loans to average deposits	65.5	62.7	66.8	77.3	88.2
Efficiency ratio (TE)[1,2]	66.2	65.1	61.7	62.6	62.8
Allowance for loan losses to loans	0.73	0.87	0.99	0.90	0.85
Nonperforming assets to loans outstanding and other real estate owned	0.16	0.43	0.33	0.32	0.29
Average shareholders’ equity to average assets	7.63	7.82	7.99	7.78	7.76
Shareholders’ equity to total assets	6.70	7.69	7.86	7.63	7.32
COMMON SHARE DATA
Earnings per share
Basic	$0.97	$0.91	$1.00	$0.91	$0.76
Diluted	0.95	0.89	0.97	0.90	0.76
Dividends
Cash dividends per share	$0.54	$0.46	$0.37	$0.35	$0.32
Dividend payout ratio	51.7%	51.7%	38.1%	38.9%	42.1%
Book value per share	7.03	$6.71	$6.59	$6.09	$5.42

[1]	Tax-equivalent (TE) amounts are calculated using a marginal federal income tax rate of 35%.

[2]	Efficiency ratio on a taxable equivalent basis (TE) for Seacoast includes noninterest expense divided by the sum of net interest income (TE) and noninterest income, excluding securities gains and losses. This is a measure that many find useful in measuring how efficiently financial services companies generate revenue.

      The following table sets forth selected historical financial information of Century.
      Century’s financial statements for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 were audited by Osburn, Henning and Company.

	As of and For the Years Ended December 31,

	2004	2003	2002	2001	2000

	(Dollars in thousands, except per share data)
PERIOD END BALANCE SHEET DATA
Total Assets	$310,036	$269,798	$215,919	$163,510	$109,404
Cash & Cash Equivalents	121,751	85,088	93,089	63,381	49,378
Securities	89,108	107,540	67,766	62,032	35,662
Total Loans	98,825	76,702	54,385	36,163	22,191
Allowance for Loan Losses	1,185	1,065	795	675	300
Deposits[1]	289,844	252,440	199,279	149,314	96,331
Stockholders’ Equity	19,614	16,981	15,799	13,688	12,851
Book Value Per Share	12.84	11.50	10.94	10.23	9.61
INCOME STATEMENT DATA
Net Interest Income	$7,117	$5,164	$4,966	$4,163	$2,480
Loan Loss Provision	120	270	120	375	190

Net Interest Income after Provision	6,997	4,894	4,846	3,788	2,290
Noninterest Income	444	472	416	208	103
Gain (Loss) on Sale of Securities	(9)	6	84	30	0
Noninterest Expense	3,838	3,587	3,677	3,275	2,659

Income Before Taxes	3,594	1,785	1,670	751	(266)
Income Tax Expense (Benefit)	1,343	683	622	258	(102)

Net Income	$2,250	$1,103	$1,048	$494	$(164)

CERTAIN RATIOS
Return on Average Assets	0.83%	0.49%	0.55%	0.36%	—%
Return on Average Equity	12.46	6.80	7.37	3.74	—
Net Interest Margin	2.77	2.44	2.76	3.31	3.75
Operating Efficiency Ratio[2]	50.76	63.64	68.31	74.93	102.94
Noninterest Income to Average Assets	0.16	0.21	0.17	0.15	0.14
Noninterest Expense to Average. Assets	1.41	1.60	1.94	2.42	3.72
Non-Performing Assets to Total Assets	0.00	0.00	0.00	0.00	0.00
Reserves to Total Loans	1.20	1.39	1.46	1.87	1.35
Net Charge Offs to Average Loans	0.00	0.00	0.00	0.00	0.00
COMMON SHARE DATA
Earnings per share
Basic	$1.51	$0.76	$0.77	$0.37	$(0.12)
Diluted	1.50	0.76	0.77	0.37	—
Dividends
Cash dividends per share	—	—	—	—	—
Dividend payout ratio	—	—	—	—	—

[1]	Does not include repurchase agreements.

[2]	Operating Efficiency ratio for Century includes noninterest expense divided by the sum of net interest income and noninterest income, excluding securities gains and losses. This is a measure that many find useful in measuring how efficiently financial services companies generate revenue.

RISK FACTORS
      In addition to the other information included in this proxy statement, you should carefully consider the risks described below in determining whether to adopt and approve the merger agreement.
Risks Related to the Merger

You may not receive the form of merger consideration that you elect or desire.
      Under the merger agreement, Seacoast is not required to pay more than $15,693,342 in cash to holders of Century common stock and holders of options to purchase shares of Century common stock. In addition, Seacoast is not required to issue more than 1,506,160 shares of its common stock to holders of Century common stock in exchange for their shares. If you elect to receive cash for all or a certain number of shares of your Century common stock and the available cash is oversubscribed, then you will receive a portion of your elected merger consideration in shares of Seacoast common stock. If you elect to receive Seacoast common stock for all or a certain number of shares your Century common stock and the available Seacoast common stock is oversubscribed, then you will receive a portion of your elected merger consideration in cash. See “The Merger Agreement — What Century Shareholders Will Receive in the Merger” and “Material Federal Income Tax Consequences of the Merger.”
      If you receive a different form of consideration than you elected, the tax consequences to you may be different than they would have been had you received the exact form of merger consideration you elected, including the possible recognition of taxable gain or loss to the extent cash is received. You should consult with your tax advisor prior to voting for the merger and making an election to receive cash and/or Seacoast common stock in exchange for your Century common stock.

Because the market price of Seacoast common stock may fluctuate, you cannot be sure of the market value of the Seacoast common stock that you will receive as stock consideration in the merger.
      Upon completion of the merger, the issued and outstanding shares of Century common stock will be converted into the right to receive a combination of cash (without interest) and shares of Seacoast common stock pursuant to the terms of the merger agreement. The value of the portion of the merger consideration that will be paid in shares of Seacoast common stock may differ from the price of Seacoast common stock on the date that this document is mailed to Century shareholders and on the date of the meeting of Century shareholders. Any change in the price of Seacoast common stock prior to completion of the merger may affect the value of the total consideration that a Century shareholder will receive upon completion of the merger.
      Stock price changes may result from a variety of factors, including, without limitation, general market and economic conditions, changes in the values and perceptions of financial services stocks generally, changes in Seacoast’s business, operations and prospects, and regulatory considerations. The value of the shares of Seacoast common stock received by a Century shareholder may decline immediately after, including as a result of, the completion of the merger.

Combining our two companies may be more difficult, costly or time-consuming than we presently expect.
      Seacoast and Century have operated, and, until completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be business disruptions and a greater focus by competitors on seeking Century’s customers or employees that cause us to lose customers or employees. Seacoast expects to seek to increase Century’s loan volume to increase its profitability, and all credit extensions value risks of possible loss. There can be no assurance that we will realize the anticipated benefits of the merger, or that our future combined operations will not be harmed as the result of the merger.

Your tax consequences of the merger will be dependent on the type of merger consideration received.
      Your tax consequences of the merger will be dependent on the type of merger consideration that you receive, regardless of your election. You generally will not recognize any gain or loss on the exchange of shares of Century common stock solely for shares of Seacoast common stock. However, you generally will be taxed to the extent you receive cash in exchange for your shares of Century common stock or any fractional share of Seacoast common stock that you would otherwise be entitled to receive. See “Material Federal Income Tax Consequences of the Merger.”

The market price of Seacoast common stock after the merger may be affected by factors different from those currently affecting Century and/or Seacoast common stock.
      The businesses of Seacoast and Century differ in some respects and, accordingly, the results of operations of the combined company following the merger, as well as the market price of the combined company’s shares of common stock, may be affected by factors different from those currently affecting the independent results of operations of each of Seacoast and Century. For a discussion of the business of Seacoast, and of certain factors to consider in connection with this business, see the documents incorporated by reference in this proxy statement and referred to under “Where You Can Find More Information.”

The merger agreement limits Century’s ability to pursue alternatives to the merger.
      The merger agreement contains provisions that limit Century from discussing competing third-party proposals to acquire all or a significant part of Century, and subject to their fiduciary duties, each Century director and executive officer has agreed to vote his or her shares of Century common stock in favor or the merger. In addition, Century has agreed to pay Seacoast a termination fee of $1.85 million if the transaction is terminated because Century decides to pursue another acquisition transaction, or as the result of certain other factors. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Century from considering or proposing that acquisition to Century, even if it were prepared to pay consideration with a higher per share market price than that proposed in this merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Century than it might otherwise have proposed to pay. See “The Merger Agreement — General” and “The Merger Agreement — Termination of the Merger; Termination Fees.”

Certain Century executive officers have interests in the merger other than their interests as shareholders.
      Certain Century executive officers have interests in the merger other than their interests as shareholders. The board of directors of Century was aware of these interests at the time it approved the merger. These interests may cause Century’s directors and executive officers to view the merger proposal differently than you may view it. You should consider these interests among the other information in this proxy statement that you consider. See “The Merger — Interests of Certain Persons in the Merger.”
Risks Related to Owning Seacoast Common Stock

Future acquisitions and expansion activities by Seacoast may disrupt Seacoast’s business, dilute shareholder value and adversely affect its operating results.
      Seacoast regularly evaluates possible mergers, acquisitions and other expansion opportunities. To the extent that Seacoast grows through acquisitions, Seacoast cannot assure you that it will be able to adequately or profitably manage this growth. Acquiring other banks, branches or businesses, as well as other geographic and product expansion activities, involves various risks, including:

•	risks of unknown or contingent liabilities;

•	unanticipated costs and delays of integrating businesses;

•	risks that acquired new businesses do not perform consistent with Seacoast’s growth and profitability expectations, including the risks of failure to achieve expected gains, loans and deposit growth, revenue growth and/or expense earnings from such transactions;

•	risks of entering new markets or product areas where Seacoast has limited experience;

•	risks that growth will strain Seacoast’s infrastructure, staff, internal controls and management, which may require additional personnel, time and expenditures;

•	exposure to potential asset quality issues with acquired institutions;

•	difficulties, expenses and delays of integrating the operations and personnel of acquired institutions, and start-up delays and costs of other expansion activities;

•	potential disruptions to Seacoast’s business;

•	possible loss of key employees and customers of acquired institutions;

•	potential short-term decreases in profitability; and

•	diversion of Seacoast’s management’s time and attention from its existing operations and business.

Seacoast is required to maintain capital to meet regulatory requirements, and if it fails to maintain sufficient capital, its financial condition, liquidity and results of operations would be adversely affected.
      Seacoast and its subsidiaries must meet regulatory capital requirements. If Seacoast fails to meet these capital and other regulatory requirements, Seacoast’s financial condition, liquidity and results of operations would be materially and adversely affected. The failure of Seacoast to remain “well capitalized” for regulatory purposes and maintain its capital requirements could affect customer confidence, its ability to grow, its costs of funds and FDIC insurance, its ability to raise brokered deposits, its ability to pay dividends on common stock and its ability to make acquisitions.

Attractive acquisition opportunities may not be available to Seacoast in the future.
      Seacoast may continue to consider the acquisition of other businesses. However, it may not have the opportunity to make suitable acquisitions on favorable terms in the future, which could adversely affect Seacoast’s growth. Seacoast expects that other banking and financial companies, some of which have significantly greater resources, will compete with Seacoast to acquire financial services businesses, increasing prices for potential acquisitions that Seacoast believes are attractive. Also, acquisitions are subject to various regulatory approvals. If Seacoast fails to receive the appropriate regulatory approvals, it will not be able to consummate an acquisition that it believes is in Seacoast’s best interests. Among other things, Seacoast’s regulators consider its capital, liquidity, profitability, regulatory compliance and levels of goodwill and intangibles when considering acquisition and expansion proposals.

Seacoast’s profitability and liquidity may be affected by changes in interest rates and economic conditions.
      Seacoast’s profitability depends upon net interest income, which is the difference between interest earned on assets, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Net interest income will be adversely affected if market interest rates change such that the interest Seacoast pays on deposits and borrowings increases faster than the interest earned on loans and investments. Interest rates, and consequently Seacoast’s results of operations, are affected by general economic conditions (domestic and foreign) and fiscal and monetary policies. Monetary and fiscal policies may materially affect the level and direction of interest rates. Beginning in June 2004, the Federal Reserve has raised rates six times for a total of 1.50%. Increases in interest rates generally decrease the market values of interest-bearing investments and loans held and the production of mortgage and other loans, and therefore may adversely affect Seacoast’s liquidity and earnings.

Seacoast’s future success is dependent on its ability to compete effectively in highly competitive markets.
      Seacoast and its subsidiaries operate in the highly competitive markets of Martin, St. Lucie, Indian River and Palm Beach Counties, all of which are located in southeastern Florida. Seacoast’s future growth and success will depend on its ability to compete effectively in this environment. Seacoast competes for loans, deposits and other financial services in its geographic markets with other local, regional and national commercial banks, thrifts, credit unions, mortgage lenders, and securities and insurance brokerage firms. Many of Seacoast’s competitors offer products and services different from Seacoast, and have substantially greater resources, name recognition and market presence than Seacoast does, which benefits them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than Seacoast and have far broader customer and geographic bases to draw upon.

Seacoast operates in a heavily regulated environment.
      Seacoast and its subsidiaries are regulated by several regulators, including the Federal Reserve, the OCC and the Federal Deposit Insurance Corporation. The success of Seacoast is affected by state and federal regulations affecting banks, bank holding companies and the securities markets. Banking regulations are primarily intended to protect depositors, not shareholders. The financial services industry also is subject to frequent legislative and regulatory changes and proposed changes, the effects of which cannot be predicted.

Seacoast is subject to new internal control reporting requirements that increase its compliance costs and failure to comply timely could adversely affect Seacoast’s reputation and the values of its securities.
      Seacoast is required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations adopted by the SEC, the Public Company Accounting Oversight Board and Nasdaq. In particular, Seacoast is required to include management and independent auditor reports on internal controls as part of its annual report on Form 10-K pursuant to Section 404 of the Sarbanes-Oxley Act. Seacoast has evaluated its controls, including compliance with the SEC rules on internal controls, and has and expects to continue to spend significant amounts of time and money on compliance with these rules. Seacoast’s failure to comply with these internal control rules may materially adversely affect its reputation, ability to obtain the necessary certifications to financial statements, and the values of its securities. At December 31, 2004, Seacoast had identified one material weakness in its financial reporting controls related to the documentation of an interest rate swap as a hedge.

Technological changes affect Seacoast’s business, and Seacoast may have fewer resources than many competitors to invest in technological improvements.
      The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to serving clients better, the effective use of technology may increase efficiency and may enable financial institutions to reduce costs. Seacoast’s future success will depend, in part, upon its ability to use technology to provide products and services that provide convenience to customers and to create additional efficiencies in operations. Seacoast may need to make significant additional capital investments in technology in the future, and it may not be able to effectively implement new technology-driven products and services. Many competitors have substantially greater resources to invest in technological improvements.

Seacoast’s ability to continue to pay dividends to shareholders in the future is subject to profitability, capital and liquidity and regulatory requirements.
      Cash available to pay dividends to Seacoast’s shareholders is derived primarily from dividends paid to Seacoast by its subsidiaries. The ability of the subsidiaries to pay dividends, as well as Seacoast’s ability to pay dividends to its shareholders, will continue to be subject to and limited by the results of operations of Seacoast’s subsidiaries and its need to maintain appropriate liquidity and capital.

Seacoast may issue additional securities, which could affect the market price of its common stock and dilute your ownership.
      Seacoast may issue additional securities to raise capital, support growth or make acquisitions. Seacoast has made and expects to continue to make grants of stock options and restricted stock to retain and motivate employees. Upon the exercise or conversion of outstanding options and the vesting of restricted stock, the ownership interest of Seacoast’s shareholders could be diluted. Sales of a substantial number of shares of Seacoast common stock after the merger, or the perception by the market that those sales could occur, could cause the market price of Seacoast’s common stock to decline or could make it more difficult for Seacoast to raise capital through the sale of common stock or to the use of Seacoast’s common stock as currency in future acquisitions.

Seacoast intends to fund the cash portion of the merger consideration through borrowings, which may adversely affect its liquidity and financial condition.
      On January 18, 2005, Seacoast amended its revolving loan agreement with SunTrust Bank, increasing the amount available to Seacoast for borrowing from $5 million to $15 million. Historically, Seacoast has had no outstanding borrowings under this loan. In connection with the merger, Seacoast may borrow, on a short-term basis, approximately $5 million under this loan to finance the cash consideration to be paid to Century shareholders. Seacoast’s Board of Directors has also approved the issuance of $15 to $30 million of trust preferred securities and related senior subordinated debentures, the proceeds of which will be used to fund part of the cash portion of the merger consideration, with the balance used to support Seacoast’s growth and capital adequacy, and for general corporate purposes. As a result, Seacoast will be required to use a portion of its future cash flows, primarily received in the form of dividends from its subsidiaries, to make payments on its outstanding debt securities. These payments will reduce the funds that Seacoast would otherwise have available to fund its operations and other capital expenditures. In addition, the increased leverage of Seacoast may make Seacoast more vulnerable to economic downturns and competitive pressures, and could negatively affect Seacoast’s liquidity and financial condition.

Future potential debt incurred by Seacoast or future debt or preferred stock issues by Seacoast may negatively affect holders of common stock.
      Any debt that Seacoast may incur or any debt or preferred securities that Seacoast may issue in the future will have a senior claim on Seacoast’s assets relative to its common shareholders. Therefore, in the event of Seacoast’s bankruptcy, liquidation or dissolution, its assets must be used to pay off debt and preferred obligations in full before making any distributions to Seacoast’s common shareholders.

The anti-takeover provisions in Seacoast’s articles of incorporation and under Florida law may make it more difficult for takeover attempts that have not been approved by Seacoast’s board of directors.
      Florida law and Seacoast’s articles of incorporation include anti-takeover provisions, such as provisions relating to persons who acquire prescribed amounts of Seacoast common stock and supermajority voting and quorum requirements, which may make more difficult and more expensive any takeover attempts and other acquisitions of interests in Seacoast that have not been approved by Seacoast’s board of directors. These provisions may discourage possible business combinations that a majority of Seacoast’s shareholders may believe to be desirable and beneficial. See “Certain Differences in Rights of Shareholders.”
A WARNING ABOUT FORWARD-LOOKING STATEMENTS
      This proxy statement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” including, without limitation, statements about the benefits of the merger between Seacoast and Century, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger, as well as statements with respect to Seacoast’s and Century’s plans, objectives, expectations and intentions and other statements that are not historical facts. Actual results may differ from those set forth in the forward-looking statements.
      Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of Seacoast to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements.
      You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “point to,” “project,” “could,” “intend” or other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation, those described under “Risk Factors” in this proxy statement and the following:

•	the effects of future economic or business conditions;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes, especially as they relate to financial institutions and/or public companies;

•	the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;

•	credit risks of borrowers;

•	the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses;

•	the risks of mergers and acquisitions, including, without limitation, transaction costs, the risks that the acquired businesses (including the acquisition of Century) will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the risk that expected revenue or cost synergies may or may not be timely or fully realized, and the risk that revenues following the merger may be lower than expected, and that past acquisition costs are higher than expected;

•	we may experience deposit attrition in the Orlando market following the merger, and changes in the deposit mix and costs and other operating costs with respect to the Orlando market operations may differ or change from expectations;

•	increased competitive pressures and solicitations of Century’s customers by competitors, as well as the difficulties and risks inherent in increasing the volume of loans in the highly competitive Orlando market;

•	the possible risks of customer and employee loss and business disruption resulting from the merger, including, without limitation, difficulties in maintaining relationships with employees, and these risks being greater than presently expected;

•	the risk of obtaining necessary regulatory approvals of the merger on the proposed terms and schedule; and

•	the failure of Century’s shareholders to approve the merger.
      All written or oral forward-looking statements attributable to Seacoast or Century are expressly qualified in their entirety by this Warning, including, without limitation, those risks and uncertainties described in Seacoast’s annual report on Form 10-K for the year ended December 31, 2004 under “Special Cautionary Notice Regarding Forward Looking Statements,” and otherwise in Seacoast’s reports and filings with the Securities and Exchange Commission.

THE CENTURY NATIONAL BANK SPECIAL MEETING
Purpose of the Meeting
      You have received this proxy statement because the board of directors of Century is soliciting your proxy for the meeting of Century shareholders to be held on April 29, 2005 at Hotel Orlando North, 600 N. Lake Destiny Drive, Maitland, Florida 32751 at 9:00 A.M. Eastern Time. Each copy of this proxy statement mailed to holders of Century common stock is accompanied by a proxy card for use at the meeting.
      The purpose of the meeting is to consider and vote upon:

•	the agreement and plan of merger, dated November 30, 2004, by and among Seacoast Banking Corporation of Florida, a subsidiary of Seacoast and Century National Bank, pursuant to which Seacoast will acquire Century through the merger of Century with and into a wholly owned national bank subsidiary of Seacoast; and

•	any other matters that are properly brought before the meeting.
      If you have not already done so, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage paid envelope. If you do not vote, by either signing and returning your proxy card or attending and voting at the meeting, your shares will not be voted at the meeting. This will have the same effect as voting your shares against the merger, although this will not perfect your dissenters’ rights.
Record Date; Quorum and Vote Required
      The record date for the meeting is March 24, 2005. Century shareholders of record as of the close of business on that day will receive notice of the meeting and will be entitled to vote at the meeting. As of March 24, 2005, there were 1,565,929 shares of Century common stock issued and outstanding and entitled to vote at the meeting, held by approximately 455 holders of record.
      The presence, in person or by proxy, of a majority of the outstanding shares of Century common stock is necessary to constitute a quorum at the meeting. To determine the presence of a quorum at the meeting, Century will count as present at the meeting the shares of Century common stock present in person but not voting and the shares of common stock for which Century has received proxies but with respect to which the holders of such shares have abstained from voting.
      The National Bank Act requires that the merger agreement be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of Century common stock. Therefore, the presence, in person or by proxy, of at least two-thirds of the shares of Century common stock (1,043,953 shares) entitled to vote on the merger agreement, and the affirmative vote of such shares, is necessary to approve the merger agreement. Each individual share of Century common stock outstanding on March 24, 2005 entitles its holder to one vote on the merger agreement and any other proposal that may properly come before the meeting.
      As of December 31, 2004, 421,760 shares of Century common stock, or approximately 26.96% of the total shares of Century common stock outstanding, were beneficially owned and entitled to be voted by the directors and executive officers of Century. Century’s directors and L. Virgil Schenck, IV have entered into shareholder agreements with Seacoast whereby they have agreed to vote in favor of the merger agreement, subject to exercising their fiduciary duties.
Solicitation and Revocation of Proxies
      If you have delivered a proxy for the meeting, you may revoke it any time before it is voted by:

•	providing Century’s secretary written notice revoking your proxy prior to the date of the meeting;

•	providing Century’s secretary, prior to the date of the meeting, a signed proxy card dated later than your initial proxy; or

•	attending the meeting and voting in person.

      Attendance at the meeting will not, by itself, revoke a proxy.
      The proxy holders will vote as directed all proxy cards that are received at or prior to the meeting and that have not been effectively revoked. If you complete, date and sign your proxy card but do not provide instructions as to your vote, then the proxy holders will vote your shares “FOR” approval of the merger agreement. If any other matters are properly presented at the meeting for consideration, the persons named in the proxy card will have discretionary authority to vote on those matters. Century’s board of directors is not aware of any matter to be presented at the meeting other than the proposal to approve the merger agreement.
      If a shareholder holds shares of Century common stock in a broker’s name (sometimes referred to as ownership in “street name” or “nominee name”), then the shareholder must provide voting instructions to the broker. If the shareholder does not provide instructions to the broker, then the shares will not be voted on any matter on which the broker does not have discretionary authority to vote, which includes the vote on the merger. A vote that is not cast for this reason is called a “broker non-vote.” For purposes of the vote on the merger agreement, a broker non-vote is the same as a vote against the merger agreement, although this will not perfect your dissenters’ rights. For purposes of the vote on other matters properly brought at the meeting, broker non-votes will not be counted as votes for or against such matter or as abstentions on such matter.
      Century will bear the cost of soliciting proxies from its shareholders, except that Century and Seacoast will each bear and pay one-half of the filing fees and printing costs payable in connection with this proxy statement. Century will solicit shareholder votes by mail, and possibly by telephone or other means of telecommunication. Directors, officers and employees of Century may also solicit shareholder votes in person. If these individuals solicit your vote in person, they will receive no additional compensation for doing so. Century will reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation materials to those beneficial owners.
      Century shareholders should not send any stock certificates with their proxy cards. If the merger agreement is approved, Century shareholders will receive instructions for exchanging their stock certificates and making such elections after the merger has been completed.
Dissenters’ Rights
      Century shareholders have dissenters’ rights with respect to the merger under the National Bank Act, as set forth in the United States Code. Shareholders who wish to assert their dissenters’ rights by voting against the merger or giving written notice to Century at or prior to the meeting to Century that they are exercising their dissenters’ rights, and who comply with the procedural requirements of Title 12 Section 215a of the United States Code, will be entitled to receive the value of their shares in cash in accordance with federal law. For more information regarding the exercise of these rights, see “Dissenters’ Rights.”
Recommendations of the Board of Directors of Century
      The Century board of directors has unanimously adopted the merger agreement and believes that the merger is fair to, and in the best interests of, Century and its shareholders. The Century board of directors unanimously recommends that its shareholders vote “FOR” approval of the merger agreement. In making their recommendation to shareholders, Century’s board of directors considered, among other things, (i) the value of the consideration to be received by Century shareholders in the merger, (ii) that Seacoast common stock has a liquid trading market and that Seacoast historically has paid cash dividends on its shares, (iii) certain financial and other information concerning Seacoast and its market area, and (iv) the fairness opinion of KBW, which concludes that the merger consideration in the merger is fair to Century’s shareholders from a financial point of view. See “The Merger — Background of the Merger” and “The Merger — Opinion of Keefe, Bruyette & Woods, Inc.”

THE MERGER
      This section of the proxy statement summarizes certain aspects of the merger. The following description is not intended to include every aspect of the merger, but rather contains only what we presently believe to be the most significant terms of the merger. This discussion is qualified in its entirety by reference to the merger agreement and the opinion of KBW, Century’s financial advisor, which are attached as Appendices A and C to this proxy statement, respectively, and are incorporated herein by reference. We urge you to read these documents as well as the related discussions in this proxy statement carefully.
General
      If the shareholders of Century approve the merger agreement and the other conditions to the consummation of the merger are satisfied, Seacoast will acquire Century pursuant to the merger of Century with and into a wholly owned national bank subsidiary of Seacoast. Seacoast will exchange shares of Seacoast common stock, cash (without interest) or a combination of cash and Seacoast common stock, plus cash instead of any fractional Seacoast share, for the outstanding shares of Century common stock as to which dissenters’ rights have not been exercised and perfected (other than treasury shares and shares held by Seacoast and its subsidiaries or Century, all of which shares will be cancelled in the merger). Each share of Seacoast common stock issued and outstanding immediately prior to the effective date of the merger will remain issued and outstanding and unchanged as a result of the merger.
Background of the Merger
      From time to time over the past several years, the directors of Century, during regularly scheduled board of directors’ meetings, discussed the business and prospects of Century, conditions in the business and community banking market in Florida, and the merger activity among financial institutions in the state. In addition, during this time, Century was approached on an unsolicited basis by several companies who expressed moderate to serious interest in acquiring Century. In 2003, the board of directors retained a financial advisor to solicit indications of interest in a possible acquisition transaction with Century. No agreements were entered into as a part of that process.
      During 2003 and 2004, Century’s board of directors continued to keep apprised of trends and developments in the financial institutions industry. In early 2004, Century also assessed the changes that it would need to make to its organization, and expenses that it might incur as a result of increasingly complicated regulatory and corporate governance compliance requirements, including the Sarbanes-Oxley Act of 2002. Prior to incurring such additional expenses, the board of directors desired to assess Century’s prospects in light of prevailing market conditions. In August 2004, KBW met with Century to discuss the marketing of Century and information regarding the banking industry and market conditions in general. KBW also discussed bank holding companies that, in its opinion, could have an interest in acquiring Century and had the necessary financial resources and possible synergies to carry out the transaction and to obtain regulatory approvals. Century engaged KBW to market Century to qualified bank holding companies. Although no final decision was made regarding a sale transaction involving Century, KBW was authorized to solicit indications of interest that might warrant serious consideration and potentially result in an acquisition or merger transaction involving Century that would be on terms attractive to Century and its shareholders. KBW, with the assistance of Century’s management, prepared a confidential memorandum providing, among other things, an overview of Century’s history and financial information. The memorandum was intended for distribution to select financial institutions to explore more formally their interest in acquiring Century.
      KBW commenced the marketing of Century in September 2004. In November 2004, KBW discussed with Century written expressions of interest reflecting specific ranges of value for Century that had been received from several bank holding companies. Following this discussion, Century decided to negotiate with Seacoast relating to its proposal. Accordingly, Century, with the assistance of its financial and legal advisors, commenced negotiation of a definitive agreement with Seacoast that would be brought back to Century’s board of directors for review and consideration. From November 13, 2004 through November 24, 2004, Seacoast and Century conducted due diligence reviews on each other. During the last two weeks of November

2004, Century and Seacoast representatives also negotiated the terms of the merger agreement. The merger agreement was reviewed and approved by the board of directors of Century at meetings held on November 29 and 30, 2004. At these meetings, legal counsel presented in general terms to Century’s directors the fiduciary obligations of directors in sales of financial institutions and commented on the form of the merger agreement, on the agreements to be entered into between the Century directors and Seacoast, on the employment agreements to be entered into between certain of Century’s executive officers and Seacoast, and on other related issues. At the November 29, 2004 meeting, a representative of KBW reviewed the financial aspects of the merger, and, on November 30, 2004, KBW rendered an oral opinion that the merger consideration was fair to the shareholders of Century from a financial point of view. On November 30, 2004, Century’s board unanimously approved the merger agreement and the transactions contemplated thereby. Century’s management also was authorized to sign the merger agreement, and the merger agreement was executed by Seacoast and Century effective November 30, 2004.
Reasons for the Merger

General
      The financial and other terms of the merger agreement resulted from arm’s-length negotiations between Seacoast and Century representatives. The Seacoast and Century boards of directors considered many factors in determining the amount and form of consideration Century shareholders would receive in the merger. Those factors included:

•	the comparative financial condition, results of operations, current business and future prospects of Seacoast and Century; and

•	the trading price and historical earnings per share of Seacoast common stock and Century common stock.

Seacoast’s reasons for the merger
      Seacoast’s business strategy has focused for many years on building market share in the Treasure Coast region of Florida. The Treasure Coast includes Martin, St. Lucie and Indian River Counties, Florida and has a population of approximately 500,000 people, according to the U.S. Census Bureau’s website. The region’s population is growing at a rate faster than the population of Florida as a whole and includes some of Florida’s wealthiest communities. Seacoast offers a full range of banking products, including brokerage and trust services to individuals and businesses in its markets and today has more offices than any other financial institution in the Treasure Coast and a deposit market share that ranks fourth among community banks and all other financial institutions doing business in the Treasure Coast according to the FDIC’s website.
      In recent years, Seacoast has expanded into larger markets outside of the Treasure Coast in order to continue to produce superior growth and in particular improve its growth rates for commercial, professional and small business deposits and loans. Seacoast now operates offices in Palm Beach County, Florida, south of the Treasure Coast, and Brevard County, Florida, north of the Treasure Coast. Each of these market areas has a larger population than the Treasure Coast and is home to significant numbers of small- and medium-sized businesses. Seacoast has found that its relationship approach to building its commercial business and its lending capacity, which is greater than that found in most community banks, have been competitive advantages in these larger markets.
      In deciding to pursue an acquisition of Century, Seacoast’s management and board of directors considered, among other things, the following:

•	the high growth rates and strong demographics of the Orlando market;

•	Century’s success in building its business banking customer base in the Orlando market and its compatible relationship banking philosophy; and

•	the potential for strategic synergies and additional growth given, among other things, the larger lending capacity when combined with Seacoast.

      Expanding into the Orlando market further increases Seacoast’s opportunity to capture business in Florida’s fastest growing market areas. Moreover, the acquisition will allow Seacoast to further its own lending capacity and continue to enlarge its relationships.

Century’s reasons for the merger
      On November 30, 2004, Century’s board of directors voted unanimously to approve and adopt the merger agreement. The board believes that the merger and the terms of the merger agreement are fair and in the best interests of Century and its shareholders and unanimously recommends that each shareholder vote to approve the merger agreement.
      In reaching its decision to adopt and recommend the approval of the merger agreement, Century’s board of directors considered a number of factors, including, but not limited to, the following:

•	the value of the consideration to be received by Century shareholders relative to the book value and earnings per share of Century common stock;

•	information concerning Seacoast’s financial condition, results of operations and business prospects;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger with Seacoast;

•	the opinion of KBW that the consideration to be received by Century shareholders in the merger is fair from a financial point of view;

•	the fact that the merger will enable Century shareholders to exchange their relatively illiquid shares of Century common stock for the shares of a bank holding company, the stock of which is publicly traded, and the fact that the acquisition of Seacoast common stock will be tax-free to shareholders;

•	that Seacoast historically has paid cash dividends on its common stock, as compared to Century, which has not paid any dividends;

•	the alternatives to the merger, including remaining an independent institution;

•	the strategic synergies of the merger, including expanded range of banking services that the merger will allow Century to provide its customers; and

•	the competitive and regulatory environment for financial institutions, generally.
      The foregoing discussion of the information and factors considered is not intended to be exhaustive, but includes some of the most material factors considered. In view of the variety of factors considered in connection with its evaluation of the transaction, the board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Individual directors may have given differing weights to the specific factors considered in reaching the foregoing determinations and recommendations, and individual directors may have given different weights to different factors.
      Each member of Century’s board of directors has indicated that he intends to vote his shares of Century common stock in favor of the merger agreement.
      Century’s Board of Directors Unanimously Recommends that Century Shareholders Vote “FOR” the Proposal to Approve the Merger Agreement.
Opinion of Keefe, Bruyette & Woods, Inc.
      Century engaged KBW to act as its exclusive financial advisor in connection with the merger. KBW agreed to assist Century in analyzing and effecting a transaction with Seacoast. Century selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in the financial services industry and transactions similar to the merger and is familiar with Century and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
      On November 29, 2004, Century’s board of directors held a meeting to evaluate the proposed merger with Seacoast. At this meeting, KBW reviewed the financial aspects of the proposed merger. On November 30, 2004, KBW rendered an oral opinion that, as of that date, the merger consideration in the merger was fair to the shareholders of Century from a financial point of view.
      The full text of KBW’s written opinion is attached as Appendix C to this proxy statement and is incorporated herein by reference. Century’s shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW.
      KBW’s opinion is directed to Century’s board of directors and addresses only the fairness, from a financial point of view, of the merger consideration to the Century shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Century shareholder as to how the shareholder should vote at the Century meeting on the merger or any related matter.
      In rendering its opinion, KBW:

•	reviewed, among other things:

•	the merger agreement;

•	Century’s annual reports to shareholders and annual reports on Form 10-KSB for the three years ended December 31, 2003, 2002 and 2001;

•	Seacoast’s annual reports to shareholders and annual reports on Form 10-K for the three years ended December 31, 2003, 2002 and 2001;

•	certain of Century’s interim reports to shareholders and quarterly reports on Form 10-QSB and certain other communications to its shareholders,

•	certain of Seacoast’s interim reports to shareholders and quarterly reports on Form 10-Q and certain other communications to its shareholders; and

•	other financial information concerning the businesses and operations of Century and Seacoast furnished to KBW by Century and Seacoast for purposes of KBW’s analysis;

•	held discussions with members of senior management of Century and Seacoast regarding:

•	past and current business operations;

•	regulatory relationships;

•	financial condition; and

•	future prospects of the respective companies;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for Seacoast and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	reviewed the publicly reported financial condition and results of operations for Century and compared them with those of certain companies that KBW deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

      In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by or for KBW, or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the management of Century as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for Seacoast and Century are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of Seacoast or Century, and KBW did not examine any books and records or review individual credit files.
      The projections furnished to KBW and used by it in certain of its analyses were prepared by Century’s senior management. Century does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions that are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.
      For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of Seacoast and Century in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.
      KBW further assumed that the merger will be accounted for as a purchase transaction under GAAP. KBW’s opinion is not an expression of an opinion as to the prices at which shares of Century common stock or shares of Seacoast common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.
      In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBW, Century and Seacoast. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Century Board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Century Board or management of Century with respect to the fairness of the merger consideration.
      The following is a summary of the material analyses performed by KBW in connection with its November 30, 2004 opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Century board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.
      Transaction Summary. KBW calculated the merger consideration to be paid as a multiple of Century’s book value, latest twelve months’ earnings, 2004 estimated earnings as provided by Century management and 2005 estimated earnings as provided by Century management. KBW also calculated the merger consideration to be paid as a “Core Deposit Premium.” Core Deposit Premium equals the difference between the aggregate merger consideration and Century’s tangible equity divided by core deposits. Additionally, KBW has adjusted throughout its analyses the financial data to exclude any non-recurring income and expenses and any extraordinary items. The merger consideration was based on approximately a 70% stock and 30% cash mix with an aggregate cash amount of approximately $15.7 million and 1,381,329 shares issued. These computations were based on Century’s stated book value and tangible book value of $18.5 million as of September 30, 2004, Century’s latest twelve months’ earnings of $1.9 million as of September 30, 2004, Century’s 2004 estimated earnings of $2.2 million, Century’s 2005 estimated earnings of $3.0 million and core deposits of $263.5 million as of September 30, 2004. Based on those assumptions and Seacoast’s closing price on The Nasdaq National Market of $22.08 on November 30, 2004, this analysis indicated Century shareholders would receive stock worth $29.33 for each share of Century common stock held. This amount would represent 250% of book value, 24.8 times latest twelve months’ earnings, 21.0 times estimated 2004 earnings, 15.2 times estimated 2005 earnings and a Core Deposit Premium of 10.5%.
      Selected Transaction Analysis. KBW reviewed certain financial data related to 16 comparable Florida bank transactions announced since January 1, 2002 with deal values between $40 million and $200 million.
      KBW compared multiples of price to various factors for the Seacoast merger to the same multiples for the comparable group’s mergers at the time those mergers were announced. The results were as follows:
Comparable Transactions

	Median		Low		High		Seacoast Merger

Price/ Stated Book Value	293.2%		141.1%		479.9%		249.8%
Price/ Latest Twelve Months’ Earnings Per Share	25.1	x	16.8	x	37.7	x	24.8	x
Core Deposit Premium	26.3		13.2		39.4		10.5

      KBW also analyzed Century’s financial data for the period ended September 30, 2004 and the financial data of each of the other targets in the Selected Transactions Analysis for reporting periods prior to the announcement of each transaction for each target in the Selected Transactions Analysis. The results were as follows:
Comparable Targets

	Median	Low	High	Century*

Equity/ Assets	7.47%	6.12%	13.38%	6.43%
Non-Performing Assets/ Assets	0.18	0.00	1.34	0.00
Return on Average Assets (Year-to-Date Annualized)	1.01	0.53	2.07	0.88
Return on Average Equity (Year-to-Date Annualized)	13.15	5.94	18.81	13.28
Efficiency Ratio (Last Twelve Months)	63	44	76	48

*	Century’s data as of or for the three months ended September 30, 2004. Performance ratios annualized.
      No company or transaction used as a comparison in the above analysis is identical to Seacoast, Century or the merger. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which they are being compared.
      Discounted Cash Flow Analysis. Using a discounted dividends analysis, KBW estimated the present value of the future stream of dividends that Century could produce over the next five years, under various circumstances, assuming Century performed in accordance with management’s earnings forecast for 2005, maintains a return on average assets of 1.0% from 2006-2010 and experiences an annual asset growth of 10.0%. KBW then estimated the terminal values for Century stock at the end of the period by applying multiples ranging from 14.0x to 16.0x projected earnings in year six. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 11.0% to 15.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Century common stock. This discounted dividend analysis indicated reference ranges of between $24.17 and $32.19 per share of Century common stock. These values compare to the consideration offered by Seacoast to Century in the merger of $29.33 per share of Century common stock.
      Relative Stock Price Performance. KBW also analyzed the price performance of Seacoast common stock from December 31, 2002 to November 30, 2004 and compared that performance to the performance of the Philadelphia Exchange/ Keefe, Bruyette & Woods Bank Index, which is referred to as the “Keefe Bank Index,” over the same period. The Keefe Bank Index is a market cap weighted price index composed of 24 major commercial and savings banks stocks. The Keefe Bank Index is traded on the Philadelphia Exchange under the symbol “BKX.” This analysis indicated the following cumulative changes in price over the period:

Seacoast	28.92%
Keefe Bank Index	35.25
      Selected Peer Group Analysis. KBW compared the financial performance and market performance of Seacoast to those of a group of comparable holding companies. The comparisons were based on:

•	various financial measures, including:

•	earnings performance;

•	operating efficiency;

•	capital; and

•	asset quality; and

•	various measures of market performance, including:

•	price to book value;

•	price to earnings; and

•	dividend yield.
      To perform this analysis, KBW used the financial information as of and for the quarter ended September 30, 2004 and market price information as of November 30, 2004. The 10 companies in the peer group included publicly traded banks in Florida, Georgia and South Carolina with assets between $750 million and $5 billion. This peer group includes ABC Bancorp, Capital City Bank Group, Inc., Commercial Bankshares, Inc., Fidelity Southern Corporation, Main Street Banks, Inc., PAB Bankshares, Inc., SCBT Financial Corporation, Security Bank Corporation, TIB Financial Corp. and United Community Banks, Inc. KBW has adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.
      KBW’s analysis showed the following concerning Seacoast’s financial performance:
Selected Peer Group

	Median	Low	High	Seacoast

Return on Average Equity (GAAP)	12.99%	8.07%	16.08%	14.05%
Return on Average Assets (GAAP)	1.11	0.72	1.52	1.09
Return on Average Tangible Equity (Cash)	14.98	8.55	29.11	14.60
Return on Average Tangible Assets (Cash)	1.14	0.75	1.61	1.10
Net Interest Margin	4.30	3.27	4.96	3.97
Efficiency Ratio	62	47	75	64
Leverage Ratio	8.91	6.74	11.21	7.71
Equity/ Assets	9.15	6.43	10.59	7.70
Tangible Equity/ Assets	7.80	5.52	9.40	7.54
Loans/ Deposits	97	62	104	73
Non-Performing Assets/ Assets	0.31	0.00	1.30	0.03
Loan Loss Reserve/ Non-Performing Assets	290	93	491	1,670
Loan Loss Reserve/ Total Loans	1.25	0.90	1.76	0.76
      KBW’s analysis showed the following concerning Seacoast’s market performance:
Selected Peer Group

	Median		Low		High		Seacoast

Price/ Stated Book Value Per Share	241%		158%		305%		317%
Price/ Tangible Book Value Per Share	277		171		533		325
Price/ 2004 GAAP Estimated Earnings Per Share	20.3	x	15.1	x	25.3	x	22.1x
Price/ 2004 Cash Estimated Earnings Per Share	20.2		15.1		24.5		22.1
Price/ 2005 GAAP Estimated Earnings Per Share	18.2		14.3		21.4		18.7
Price/ 2005 Cash Estimated Earnings Per Share	18.1		14.2		20.8		18.7
Dividend Yield	1.8%		0.8%		3.0%		2.5%

      KBW also compared the financial performance of Century to those of a group of comparable banks. The comparisons were based on:

•	various financial measures, including:

•	earnings performance;

•	operating efficiency;

•	capital; and

•	asset quality; and

•	various measures of market performance, including:

•	price to book value;

•	price to earnings; and

•	dividend yield.
To perform this analysis, KBW used the financial information as of and for the quarter ended June 30, 2004. The 10 companies in the peer group included banks in Florida, excluding Miami-Dade and Broward Counties, with assets between $300 million and $400 million. This peer group includes CNLBancshares, Inc., Coast Financial Holdings, Inc., First National Bancshares, Inc., First National Bank of Florida, FMB Banking Corporation, Peninsula Bank, Riverside Gulf Coast Banking Company, UniSouth, Inc., United Community Bankshares of Florida and Wakulla Bancorp. KBW has adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.
      KBW’s analysis showed the following concerning Century’s financial performance:
Selected Peer Group

	Median	Low	High	Century

Return on Average Equity (GAAP)	10.17%	2.77%	28.13%	13.28%
Return on Average Assets (GAAP)	0.80	0.29	1.97	0.88
Return on Average Tangible Equity (Cash)	10.46	2.77	28.13	13.28
Return on Average Tangible Assets (Cash)	0.81	0.29	1.97	0.88
Net Interest Margin	3.94	2.92	4.94	2.82
Efficiency Ratio	65	48	74	48
Leverage Ratio	8.63	6.25	10.78	6.76
Tangible Equity/ Assets	8.21	4.01	10.14	6.43
Loans/ Deposits	83	68	95	36
Non-Performing Assets/ Assets	0.37	0.10	2.05	0.00
Loan Loss Reserve/ Non-Performing Assets	242	36	743	Not Meaningful*
Loan Loss Reserve/ Total Loans	1.04	0.65	2.59	1.22

*	As of September 30, 2004, Century did not have any non-performing assets.
      Contribution Analysis. KBW analyzed the relative contribution of each of Century and Seacoast to the pro forma balance sheet and income statement items of the combined entity, including assets, gross loans, deposits, equity, tangible equity, latest twelve months’ earnings and estimated 2004 earnings. This analysis excluded any purchase accounting adjustments. The pro forma ownership analysis assumed the aggregate deal value was in the form of 70% Seacoast common stock and 30% cash and was based on Seacoast’s closing price of $22.08 on The Nasdaq National Market on November 30, 2004. The results of KBW’s analysis are set forth in the following table:

	Seacoast	Century

Assets	82.9%	17.1%
Gross Loans	90.1	9.9
Deposits	81.8	18.2
Equity	85.3	14.7
Tangible Equity	85.0	15.0
2005 Estimated Earnings (GAAP)	85.9	14.1
2005 Estimated Earnings (Cash)	85.9	14.1
Estimated Pro Forma Ownership	91.9	8.1
      Financial Impact Analysis. KBW performed pro forma merger analyses that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of the pro forma company. This analysis indicated that the merger is expected to be accretive to Seacoast’s estimated 2005 and 2006 GAAP earnings per share and estimated 2005 and 2006 cash earnings per share. This analysis was based on First Call’s 2005 and 2006 published earnings estimates for Seacoast and estimated cost savings equal to 10.0% of Century’s projected non-interest expenses. “First Call” is a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors. Century’s 2005 earnings projections were provided by Century’s management. KBW assumed 10% earnings growth over Century’s 2005 projections to estimate Century’s 2006 earnings. For all of the above analyses, the actual results achieved by the pro forma company following the merger will vary from the projected results and the variations may be material.
      Other Analyses. KBW reviewed the relative financial and market performance of Seacoast and Century to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, historical stock performance, stock liquidity and research coverage for Seacoast.
      The Century board of directors has retained KBW as an independent contractor to act as financial advisor to Century regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Seacoast. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Seacoast for KBW’s own account and for the accounts of its customers.
      Century and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. Century has agreed to pay KBW at the time of closing a cash fee equal to 1.0% of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock of Century in the transaction. Pursuant to the KBW engagement agreement, Century also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.
Interests of Certain Persons in the Merger
      Some of Century’s directors and executive officers have interests in the transaction in addition to their interests generally as shareholders of Century. Century’s board of directors was aware of these interests and considered them, in addition to other matters, in approving the merger agreement.

Timing and Manner of Elections; Surrender and Exchange of Stock Certificates
      Holders of Century common stock who wish to elect the type of merger consideration they prefer to receive in the merger should carefully review and follow the instructions set forth in the enclosed form of election. These instructions require that a properly completed and signed form of election be received prior to the election deadline, which is 9:00 A.M. Eastern Time, on April 29, 2005.
      If you fail to submit a completed form of election prior to the election deadline, you will be deemed to not have made an election. As a non-electing holder, you will be paid a value per share equivalent to the amount paid per share to holders making elections, but you may receive only cash, only Seacoast common stock, or a combination of cash and Seacoast common stock, depending on the remaining pool of cash and Seacoast common stock available for paying the merger consideration after honoring the cash and stock elections that other Century shareholders have made.
      If the merger agreement is approved by Century’s shareholders, at the effective time of the merger, Century shareholders receiving shares of Seacoast common stock in the merger will automatically become entitled to all of the rights and privileges afforded to Seacoast shareholders at that time. However, the actual physical exchange of Century common stock certificates for cash and certificates representing shares of Seacoast common stock will occur after the merger. Each Century stock certificate issued and outstanding immediately prior to the effective time of the merger and that will be exchanged for shares of Seacoast common stock in the merger will be deemed for all purposes to evidence ownership of shares of Seacoast common stock, regardless of when they are actually exchanged.
      Continental Stock Transfer & Trust Company will serve as exchange agent for the merger. Following the completion of the merger, Seacoast will cause the exchange agent to deliver a letter of transmittal to each Century shareholder. You should carefully review and follow the instructions set forth in the letter of transmittal. You will be asked to complete the letter of transmittal and return it, together with your Century stock certificates (or properly completed notice of guaranteed delivery), to the exchange agent.
      Century shareholders should not send in their Century common stock certificates until they have received the transmittal materials and further written instructions after the effective date of the merger. Please do NOT send any stock certificates with your proxy.
      When the exchange agent receives your certificates of Century common stock, together with the properly completed transmittal materials, it will deliver to you the merger consideration, consisting of Seacoast common stock certificates, together with all withheld dividends or other distributions, but without interest thereon, and any cash payments due, including any cash payment for a fractional share, without interest.
      Seacoast will not pay former shareholders of Century who become holders of Seacoast common stock pursuant to the merger any dividends or other distributions that may become payable to holders of record of Seacoast common stock following the effective time of the merger until they have surrendered their certificates evidencing their Century common stock, at which time Seacoast will pay any such dividends or other distributions, without interest.
      Century shareholders who cannot locate their stock certificates are urged to contact promptly:
Century National Bank
65 North Orange Avenue
Orlando, Florida 32801
Attention: Jeffrey C. Jenkins
Telephone: (407) 515-6500
      A new stock certificate will be issued to replace the lost certificate(s) only if the Century shareholder signs an affidavit certifying that his or her certificate(s) cannot be located and containing an agreement to indemnify Seacoast and the exchange agent as they may reasonably require against any claim that may be made against them by the owner of the certificate(s) alleged to have been lost or destroyed. The exchange agent may also establish other reasonable and customary procedures in connection with its duties.

Resale of Seacoast Common Stock
      Seacoast is registering under the Securities Act the issuance of the shares of its common stock that will be exchanged in the merger. The shares will be freely transferable under the Securities Act, except for any shares received by Century shareholders who are affiliates of Century at the time of the meeting of Century’s shareholders, and except for affiliates of Seacoast following the merger. Affiliates generally include, without limitation, directors, certain executive officers and beneficial holders of 10% or more of the common stock. The Century shareholders who are affiliates of Century as of the date of the meeting may only resell their shares pursuant to an effective registration statement under the Securities Act covering the shares, in compliance with Securities Act Rule 145 or under another exemption from the Securities Act’s registration requirements. Shareholders who become affiliates of Seacoast following the merger may rely on the safe harbor provisions of Rule 144 for the resale of their shares, or another exemption from the requirements of the Securities Act. This proxy statement does not cover any resales of Seacoast’s common stock by Seacoast or Century affiliates.
      If you are or may be an affiliate as identified above, you should carefully consider the resale restrictions imposed by Rules 144 and 145, as applicable, before you attempt to transfer any shares of Seacoast common stock after the merger. Persons assumed to be affiliates of Century have entered into affiliate agreements with Seacoast not to sell shares of Seacoast common stock they receive in the merger in violation of the Securities Act or in any manner that would disqualify the merger from treatment as a tax-free reorganization.
Regulatory and Other Required Approvals
      The merger is conditioned upon receipt of the necessary regulatory approvals from the OCC and the Federal Reserve, all of which have been received.
      The applications are subject to a 15-day United States Department of Justice waiting period following each approval by the Federal Reserve and the OCC. During this waiting period, the Department of Justice could have objected to the merger on antitrust grounds. The waiting period following the Federal Reserve and OCC approvals has expired without any adverse action.
Accounting Treatment of the Merger
      Seacoast will account for the merger as a purchase transaction under GAAP. Under the purchase method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Century will be recorded, as of completion of the merger, at their respective fair values and added to those of Seacoast. Any excess of purchase price over the net fair value of Century’s assets and liabilities is recorded as goodwill (excess purchase price). Financial statements and reported results of operations of Seacoast issued after completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Century.
THE MERGER AGREEMENT
General
      In the event that Century’s shareholders approve the merger agreement and all of the other conditions to the merger are satisfied, then, at the effective time of the merger, Century will merge into a wholly owned national bank subsidiary of Seacoast. Following the merger, the resulting national bank may use Century National Bank as a trade name, and Seacoast presently expects that such bank ultimately will be merged into First National Bank & Trust Company of the Treasure Coast and cease to exist as a separate entity. See “— Conditions to the Merger” for a discussion of conditions to completing the merger.
What Century Shareholders Will Receive in the Merger
      In exchange for each outstanding share of the common stock of Century, each Century shareholder will be entitled to elect to receive either shares of the common stock of Seacoast or cash, or any combination of

Seacoast common stock and cash. The following assumes that (i) the number of shares of Century common stock outstanding at the effective time of the merger will be approximately 1,565,929, and (ii) that number of shares of Century common stock to be issued pursuant to unexercised options to purchase shares of Century common stock will be approximately 60,236. As a result, at the effective time of the merger, each share of Century common stock, except for treasury shares, shares held by Seacoast or any of the subsidiaries of Seacoast (other than in a fiduciary capacity), and any shares as to which dissenters’ rights are asserted, automatically will be converted into the right to receive:

(1) for each share of Century common stock with respect to which an election to receive solely cash has been made, which are referred to as “Cash Election Shares,” an amount equal to $28.82 (after rounding to the nearest cent), which is referred to as the “Per Share Amount;”

(2) for each share of Century common stock with respect to which an election to receive solely shares of Seacoast common stock, which are referred to as “Stock Election Shares,” 1.41537 shares of Seacoast common stock, which is referred to as the “Exchange Ratio,” and the number of shares issued as a result of the Exchange Ratio being referred to as the “Stock Consideration.”
      It is estimated, assuming no further exercise of outstanding Century options, that an aggregated $1,067,984 in cash (without interest), referred to as the Option Settlement Payment, will be paid to holders of all outstanding Century options. The Cash Consideration payable to Century shareholders is $14,625,358 and the number of shares of Century common stock that shall be converted solely into the right to receive cash (without interest) shall be 507,473. The remaining 1,058,456 shares will be converted into the right to receive solely Seacoast common stock. Based upon the number of shares of Century common stock outstanding, an aggregate of approximately 1,498,107 shares of Seacoast common stock will be issued in the merger to Century shareholders.
      Those shares of Century common stock with respect to which an election to receive cash or Seacoast common stock is not made are referred to as the “Non-Election Shares.”
      Each share of Century common stock held by Century or Seacoast or any of its subsidiaries, other than shares held in a fiduciary capacity or as a result of debts previously contracted, immediately prior to the effective time of the merger will be canceled and extinguished. No payment or other consideration will be made with respect to those shares.
      Holders of shares of Century common stock who elect to exercise the dissenters’ rights provided for in Title 12, Section 215a of the United States Code by strictly complying with such provisions will not have their shares converted into the right to receive any cash or Seacoast common stock as provided above, but will be entitled to cash as provided by such statute, which may be more or less than the Cash Consideration or Stock Consideration. If a holder’s appraisal rights are lost or withdrawn, that holder will receive the same consideration as all other holders of Century common stock. Seacoast will separately make any payments due to holders of shares that properly perfect their dissenters’ rights, and those payments will not be counted against the limitations on Cash Consideration, as described below.
      For information regarding restrictions on the transfer of Seacoast common stock applicable to certain Century shareholders, see “The Merger — Resale of Seacoast Common Stock.”

Limitations on Cash Consideration and Stock Consideration
      Since the pricing period has ended, the Exchange Ratio has been set as 1.41537.
      In no event will Seacoast be required to pay cash to Century shareholders in an amount greater than the difference between:

(1) $15,693,342, minus

(2) the Option Settlement Payments, which, based on 60,236 outstanding Century Stock Options, will not exceed $1,067,984.

      The “Cash Consideration” therefore is $14,625,358. In addition, in no event will Seacoast be required to deliver more than 1,506,160 shares of Seacoast common stock to Century shareholders.
      As a result of these limitations, the total number of shares of Century common stock that will be exchanged solely for cash, which is referred to as the “Cash Consideration Number,” will be 507,473 shares of Century common stock. All of the remaining 1,058,456 shares of Century common stock, other than shares that are cancelled and other than shares that properly exercise appraisal rights, will be converted into Stock Consideration.

Proration
      To give effect to the limitations described above, and because Century shareholders may elect to receive more cash or Seacoast common stock than expected, Seacoast may not be able to deliver to each Century shareholder the type of consideration elected. As a result, within five business days after the effective time of the merger, Seacoast and the exchange agent will allocate the Cash Consideration and the Stock Consideration among Century shareholders in the following manner:

(1) If the total number of Cash Election Shares exceeds the Cash Conversion Number, then:

(a) all Stock Election Shares and Non-Election Shares will be converted into the right to receive Stock Consideration;

(b) all Cash Election Shares up to an amount equal to the Cash Consideration Number will be converted into the right to receive Cash Consideration; and

(c) all remaining Cash Election Shares will be converted into the right to receive Stock Consideration.

(2) If the total number of Cash Election Shares is less than the Cash Conversion Number, with the difference between such amounts being referred to as the “Shortfall Number,” then all Cash Election Shares will be converted into the right to receive Cash Consideration, and the Stock Election Shares and the Non-Election Shares will be treated as follows:

(a) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then:

(i) all Stock Election Shares will be converted into the right to receive Stock Consideration; and

(ii) all Non-Election Shares of a given shareholder will be converted into the right to receive Cash Consideration in respect of that number of Non-Election Shares equal to the product of:

(x) the number of Non-Election Shares held by that shareholder, multiplied by

(y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares;

with the remaining number of that shareholder’s Non-Election Shares being converted into the right to receive Stock Consideration;

(b) if the Shortfall Number exceeds the number of Non-Election Shares, then:

(i) all Non-Election Shares will be converted into the right to receive Cash Consideration; and

(ii) all Stock Election Shares of a given shareholder will be converted into solely the right to receive Cash Consideration in respect of that number of Stock Election Shares equal to the product of:

(x) the number Stock Election Shares held by that shareholder, multiplied by

(y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares;

with the remaining number of that shareholder’s Stock Election Shares being converted into solely the right to receive Stock Consideration.
No interest is payable on any of the Cash Consideration.
Treatment of Fractional Shares
      Each Century shareholder who would otherwise have been entitled to receive a fraction of a share of Seacoast common stock, after taking into account all Century common stock certificates delivered by such holder, shall receive, in lieu of fractional shares, cash, without interest, in an amount equal to the product of:

(1) the fractional part of a share of Seacoast common stock otherwise due to that shareholder, multiplied by

(2) the last sale price of Seacoast common stock on the Nasdaq National Market on The last trading day preceding the effective time of the merger.
Seacoast will separately make any payments due with respect to any fractional shares, and those payments will not be counted towards the limitation on Cash Consideration discussed above. No Century shareholder otherwise entitled to receive fractional shares of Seacoast common stock will be entitled to any dividends, voting rights, or any other rights as a shareholder in respect of those fractional shares.
Conversion of Century Stock Options
      At the effective time, outstanding stock options to purchase shares of Century common stock, whether or not such options are then exercisable, will be converted into the right to receive from Seacoast the Option Settlement Payment. Each outstanding option to purchase Century common stock will be entitled to receive cash in an amount equal to the product of:

(1) the number of shares of Century common stock subject to the stock option, multiplied by

(2) the amount, if any, by which the Per Share Amount exceeds the per share exercise price of the shares subject to the given option.
      Assuming 60,236 outstanding options to purchase Century common stock, the total Option Settlement Payment is $1,067,984. No interest will be paid by Seacoast in respect of any Option Settlement Payments payable to holders of outstanding Century options.
Representations and Warranties in the Merger Agreement
      Seacoast and Century have made representations and warranties to each other as part of the merger agreement. Seacoast and Century have made representations and warranties to each other as part of the merger agreement. These representations and warranties are made for the sole benefit of Seacoast, Century and the other parties to the merger agreement and not for the benefit of anyone else including shareholders of Seacoast or Century. Accordingly, since the parties to the merger agreement may amend, waive or change theses representations and warranties, no shareholder of Century or Seacoast is entitled to rely on these representations or warranties. See “Please Note” on page 54.

      Century’s representations and warranties relate to, among other things:

•	its organization and authority to enter into the merger agreement;

•	its capitalization, subsidiaries, financial statements and filings;

•	its loans and reserves;

•	tax and regulatory matters;

•	its assets, intellectual property, legal and environmental matters and employee benefits;

•	privacy of customer information and the status of technology systems; and

•	its contractual obligations and contingent liabilities; and

•	pending and threatened litigation.
Century’s representations and warranties are generally contained in Article 5 of the merger agreement.
      Seacoast’s representations and warranties relate to, among other things:

•	its organization and authority to enter into the merger agreement;

•	its capitalization, subsidiaries, financial statements and filings;

•	its loans and reserves;

•	tax and regulatory matters;

•	its assets, intellectual property, legal and environmental matters and employee benefits;

•	its contractual obligations and contingent liabilities;

•	pending and threatened litigation; and

•	the authority of the merger subsidiary into which Century will be merged.
Seacoast’s representations and warranties are generally contained in Article 6 of the merger agreement. Seacoast’s representations and warranties are for the benefit of Century; they are not for the benefit of and may not be relied upon by Century shareholders. The representations and warranties of the parties will not survive the effective time of the merger. See “Please Note” on page      .

Century Stock Options
      Prior to the execution of the merger agreement, Century had options outstanding to acquire 140,969 shares of Century common stock. Century’s directors and executive officers held options to purchase an aggregate of 130,219 shares of Century common stock, with an average exercise price equal to $10.73 per share. Other employees of Century held options to purchase another 10,750 shares of Century common stock, with an average exercise price equal to $11.14 per share. Subsequently, 80,383 of these outstanding options have been exercised, and 60,236 options to purchase Century common stock are outstanding.
      At the effective time of the merger, all of the outstanding stock options, whether or not then exercisable, will be cancelled in exchange solely for the right to receive a cash payment per option equal to the amount, if any, by which the value of the merger consideration per share of Century common stock exceeds the per share exercise price of the Century common stock subject to the stock option. The total amount of Option Settlement Payments payable in respect of the 60,236 outstanding options is $1,067,984. For a more detailed description of the conversion of Century stock options see the section entitled “The Merger Agreement — Conversion of Century Stock Options.”

Employee Benefits
      Following the effective time of the merger, Seacoast will provide generally to officers and employees of Century employee health and welfare benefits substantially similar to those currently provided by Seacoast to its similarly situated officers and employees. For purposes of participation, vesting and benefit accrual under Seacoast’s benefit plans, the length of service of Century employees prior to the effective time will be treated as service with Seacoast. Seacoast also will honor the terms of certain employment, severance, consulting and other compensation contracts between Century and current or former directors, officers or employees, and all provisions for vested benefits or amounts earned through the effective time under the Century benefit plans.

Employment Contracts
      Michael W. Sheffey. A wholly owned national bank subsidiary of Seacoast has entered into employment agreement with Mr. Michael W. Sheffey, Century’s President and Chief Executive Officer, which will become effective at the merger’s effective time and that includes the terms described below.
      Term. Mr. Sheffey’s employment agreement provides for an initial term beginning upon the effective time of the merger and ending at the end of the calendar month immediately following the third anniversary of the effective time of the merger, unless further extended by the mutual consent of the bank and Mr. Sheffey. The employment agreement will be automatically extended for an additional one-year period on the expiration of the initial term and annually thereafter, unless either the bank or Mr. Sheffey cause the agreement to cease by giving 90 days prior notice of non-renewal to the other party.
      Salary and Benefits. Under the terms of the employment agreement, Mr. Sheffey is entitled to a base annual salary of $200,000 (which may be increased from time to time in accordance with normal business practices of the bank) and is entitled to participate in all hospitalization insurance, long-term disability insurance, and life insurance in accordance with the bank’s insurance plans and all other benefits for similarly situated members of the bank’s senior management including reasonable club dues consistent with Seacoast policy.
      Termination. Mr. Sheffey’s employment agreement may be terminated by the bank at any time for “cause” (as defined therein), or by Mr. Sheffey upon his resignation or a “change in control” (as defined therein). The agreement also terminates upon the death or disability of Mr. Sheffey, or upon notice from Mr. Sheffey to the bank of (i) the bank’s failure to comply with any material provision of the employment agreement, (ii) the bank’s failure to elect and/or appoint Mr. Sheffey as a Regional President of the bank with duties and powers which are customarily associated with such office, or (iii) a purported termination by the bank for cause if it is ultimately determined that cause did not exist. Depending on the reason for the termination and when it occurs, Mr. Sheffey will be entitled to certain severance benefits, as described below.
      If Mr. Sheffey is terminated without cause or resigns following a change in control, a breach of a material provision of the employment agreement by the bank, a change in his position or duties, or improper termination by the bank, then he or his estate or beneficiaries, as the case may be, will be entitled to be paid his full base salary (including any other cash compensation) for a period of two years following the “termination date” (as defined therein). In addition, the bank will continue to pay his hospitalization insurance premiums (including major medical), long term disability premiums and life insurance premiums for a period of two years or until his earlier death.
      Upon his death, the bank will pay Mr. Sheffey’s full base salary and will continue to pay for and provide to Mr. Sheffey’s spouse and eligible dependents hospitalization insurance (including major medical) and any such other health insurance benefits comparable to that coverage that would have been provided under the bank’s group health insurance plan to Mr. Sheffey’s spouse and eligible dependents at the date of Sheffey’s death for a period of two years.
      In the event Mr. Sheffey becomes permanently disabled and is terminated, the bank will pay Mr. Sheffey’s full base salary and will continue to pay for and provide to Mr. Sheffey’s spouse and eligible dependents hospitalization insurance (including major medical), and any such other health insurance benefits comparable to that coverage that would have been provided under the bank’s group health insurance plan to Mr. Sheffey’s spouse and eligible dependents at the date of Sheffey’s death for a period of two years; provided, that Mr. Sheffey’s base salary shall be reduced by any amounts received by him under the bank’s long term disability plan or from any other similar collateral source payable due to disability, including, without limitation, social security benefits.
      If Mr. Sheffey is terminated for cause, he will not be entitled to any further payments or any other form of remuneration from the bank under the employment agreement, or otherwise, following the date of such termination.
      In the event termination is for any reason other than as described above, the employment agreement provides that the bank shall pay Mr. Sheffey his full salary through the date of termination and no other compensation or benefits shall be paid to him thereunder; provided, however, that nothing therein shall be deemed to limit his vested rights under any other benefit, retirement, stock option or pension plan of the Bank, and the terms of those plans, programs or arrangements shall govern.
      Restrictive Covenants. In addition, Mr. Sheffey has agreed that he will not disclose confidential information or compete with the bank, nor will he solicit the bank’s customers or recruit the bank’s employees, for a period of two years following the termination of his employment.
      Sidney G. Cash and David R. Dotherow. The terms of the employment agreements entered into by Messrs. Cash and Dotherow are substantially similar to those described above, except that:

•	the terms of the employment agreements for Messrs. Cash and Dotherow are one year and two years, respectively;

•	the annual base salary of Messrs. Cash and Dotherow is $140,000 and $130,000, respectively; and

•	the term of the restrictive covenants is for the remaining term of the employment agreement following any termination.

Director’s Agreements
      Each of Century’s directors has delivered agreements not to compete with Century or Seacoast, or any of Seacoast’s subsidiaries, within Orange, Osceola or Seminole Counties, Florida for two years after the effective time.

Indemnification and Insurance
      For six years after the effective time, Seacoast will indemnify, defend and hold harmless, to the fullest extent permitted by the Florida Business Corporation Act, Section 402 of the Sarbanes-Oxley Act of 2002, and Century’s articles of association and bylaws, the present and former directors, officers, employees and agents of Century against any liability arising out of actions related to the person’s service as a director, officer employee or agent of Century occurring at or prior to the effective time. Seacoast must, or cause First National Bank & Trust Company to, use its reasonable efforts to maintain for three years after the effective time of the merger the existing directors’ and officers’ liability insurance policy of Century, subject to certain conditions.
Conditions to the Merger
      The merger agreement contains a number of conditions that must be satisfied or waived (if they are waivable) to complete the merger. The conditions include, among other things:

•	approval of the merger agreement by Century shareholders;

•	approval of the merger by the OCC and the Federal Reserve and other regulatory agencies without imposing conditions unacceptable to Seacoast, (see “The Merger — Regulatory and Other Required Approvals”);

•	the receipt of all necessary consents from other persons, such as landlords, required for the consummation of the merger which if not obtained are reasonably likely to have a material adverse effect, provided no such consents shall contain conditions unacceptable to Seacoast;

•	the absence of any law or order, or other action taken by a governmental authority to prohibit or restrict the completion of the transactions contemplated by the merger agreement;

•	the absence of stop orders suspending the effectiveness of Seacoast’s registration statement under the Securities Act;

•	approval by Nasdaq for the listing of the shares of Seacoast common stock issuable pursuant to the merger on The Nasdaq National Market;

•	issuance of a tax opinion that the merger qualifies as a tax-free reorganization;

•	issuance of a tax opinion that the merger is not a taxable event for either Seacoast or Century;

•	the representations and warranties of the parties to the merger agreement must be true and correct as of the effective time of the merger, except as to such inaccuracies as would not be reasonably likely to have a material adverse effect in the aggregate, and the other party to the merger agreement must have performed in all material respects all its obligations under the merger agreement;

•	receipt by Seacoast from Century’s affiliates, directors and officers, as applicable, of the claims letters, director agreements and affiliate agreements called for by the merger agreement;

•	holders of no more than 5% of Century outstanding shares have given notice of their intent to exercise dissenters’ rights; and

•	receipt by Century from its financial advisor of an opinion regarding the fairness of the consideration to be received by Century’s shareholders in the merger, from a financial point of view, which opinion shall not be withdrawn prior to Century’s meeting.
      The conditions to the merger are generally set forth in Article 9 of the merger agreement. The parties intend to complete the merger as soon as practicable after all conditions have been satisfied or waived; however, we cannot assure you that all conditions will be satisfied or waived.
Waiver and Amendment
      Nearly all of the conditions to completing the merger may be waived at any time prior to the effective time of the merger by the party for whose benefit they were created. Furthermore, any extension in time for compliance of any term or obligation under the merger agreement, or any conditions precedent to obligations under the merger agreement, may be waived by the party for whose benefit they were intended. Any condition, however, which, if waived and not satisfied, would result in the violation of any law or regulation may not be waived by either party. No waiver is effective unless it is in writing signed by the waiving party.
      In addition, the parties may amend or supplement at any time the merger agreement by written agreement signed by each party. No amendment that reduces or modifies in any material way the merger consideration to be received is permitted after the approval of the merger agreement by Century’s shareholders. The merger agreement may only be amended to the extent permitted by law.
Business of Century Pending the Merger
      Pending the merger, the merger agreement requires Century to continue to operate its business only in the usual, regular or ordinary course. Century agrees to preserve intact its business organization and assets and maintain its rights and franchises. Century will also refrain from taking any action that would adversely affect the ability or timing of Century, Seacoast or its subsidiaries from obtaining any required approvals or consents, including those from regulators or other governmental authorities, for the merger transaction without the imposition of any restriction that would materially and adversely effect the financial or economic benefits of the merger to Seacoast.

      Furthermore, Century may not, without Seacoast’s prior written consent, take or agree to or commit to take any of the following actions:

•	amend its articles of incorporation or bylaws;

•	incur any additional debt or other borrowings in excess of an aggregate of $50,000, except in the ordinary course of its business;

•	impose, or suffer the imposition, of a lien or encumbrance on any Century asset, with certain exceptions;

•	redeem, repurchase, or otherwise acquire or exchange shares of its capital stock, or declare or pay any dividend with respect to its capital stock;

•	issue or encumber, or contract to issue or encumber, any shares of its capital stock or issue any rights to purchase shares of its capital stock, except as permitted by the merger agreement;

•	adjust, split, combine or reclassify its capital stock, or authorize substitutions for its capital stock, or sell or mortgage any asset other than in the ordinary course of business for reasonable and adequate consideration;

•	make any material investments, other than for purchases of U.S. government agency securities with maturities of less than or equal to one year;

•	allow any increase in compensation or benefits to its employees or officers, make severance, termination or bonus payments or enter into or amend any severance agreement, allow any increase in fees to its directors, or accelerate the exercisability or amend the terms of any equity right or restricted stock, in each case except as permitted by the merger agreement;

•	enter into or amend any employment or similar agreement that Century does not have the unconditional right to terminate without liability;

•	adopt any new employee benefit plans, or terminate or materially change any existing employee benefit plan, except as may be necessary to maintain the tax qualified status of such plan, or make any distributions from such plans except as required by law;

•	change any tax or accounting methods, except as may be necessary to conform to laws or accounting requirements;

•	commence any litigation other than in accordance with past practice or settle any litigation resulting in material damages or restrictions on operations; or

•	enter into, amend or terminate any material contracts or waive or assign material rights or claims.
      The restrictions on Century’s business activities are generally set forth in Article 7.2 of the merger agreement.
Termination of the Merger Agreement; Termination Fee
      The merger agreement specifies the circumstances under which the parties may terminate the agreement and abandon the merger. Those circumstances are:

1. by mutual written agreement of Seacoast and Century;

2. by either party if the other party breaches any representation or warranty in the merger agreement, the breach cannot be or has not been cured within 30 days after written notice, and the breach is reasonably likely to permit the non-breaching party to refuse to consummate the transactions contemplated under the merger agreement;

3. by either party if the other party materially breaches any covenant or other agreement in the merger agreement, and the breach cannot be or has not been cured within 30 days after written notice;

4. by either party if:

•	the consent of any regulatory authority required to complete the merger has been denied by final nonappealable action;

•	any law or order permanently restraining, enjoining or prohibiting the merger becomes final and nonappealable; or

•	Century’s shareholders fail to vote their approval of the merger at a meeting where such matters were presented and voted upon;

5. by either party in the event the merger is not consummated by May 31, 2005;

6. by Seacoast if:

•	Century’s board of directors fails to reaffirm its approval of the merger upon Seacoast’s request for such reaffirmation;

•	Century’s board of directors withdraws, qualifies or modifies, or proposes publicly to withdraw, qualify or modify, its recommendation that Century’s shareholders approve the merger; or

•	Century’s board of directors affirms, recommends or authorizes entering into any merger, sale of Century stock or assets, or other business combination or substantial investment by a third party (other than the Seacoast merger), or negotiates or authorizes the negotiations with a third party regarding an acquisition proposal of Century (other than the Seacoast merger); or

7. by Century, if Century’s board of directors has withdrawn or modified or changed its recommendation or approval of the merger agreement in order to approve an acquisition proposal that Century’s board of directors determines in its good faith judgment to be more favorable to Century’s shareholders than the Seacoast merger, and following the determination, upon the advice of legal counsel, that the failure to take such action would result in a breach of Century’s board of directors’ fiduciary duties, provided that at least two business days prior to the termination, Century negotiates with Seacoast to make adjustments to the terms of the merger agreement to enable the transactions to proceed on adjusted terms.
      If Seacoast terminates the merger agreement pursuant to paragraph number 6 immediately above, or if Century terminates the merger agreement pursuant to paragraph number 7 immediately above and within 12 months of the termination another acquisition proposal or business combination has been announced or entered into with respect to Century (provided in either case that the acquisition transaction is subsequently consummated), then Century must pay Seacoast a termination fee of $1.85 million.
      The rights of the parties to terminate the merger agreement and the results of such a termination are addressed in Article 10 of the merger agreement. Provisions of the merger agreement regarding certain employee contracts and agreements and indemnification of Century and its controlling persons will survive any termination of the merger agreement.
Payment of Expenses Relating to the Merger
      Each of Seacoast and Century will bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the merger agreement and the transactions contemplated therein. However, each party will bear and pay one-half of the filing fees and printing costs incurred in connection with this proxy statement.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
      The following is a discussion of the material United States federal income tax consequences of the merger to holders of Century common stock and options to purchase Century common stock. This discussion is based upon the Internal Revenue Code, as amended, or the “Code,” Treasury Department regulations, Internal Revenue Service rulings, and judicial and administrative rulings and decisions now in effect. These authorities may change at any time, possibly retroactively, and any change could affect the continuing validity of this discussion. This discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction and, accordingly, is not a comprehensive description of all of the tax consequences that may be relevant to any given holder of Century common stock.
      This discussion assumes that you hold your shares of Century common stock as capital assets and does not address the tax consequences that may be relevant if you receive special treatment under some United States federal income tax laws. Shareholders receiving this special treatment include but are not limited to foreign persons, financial institutions, tax-exempt organizations, insurance companies, mutual funds, traders in securities that elect mark-to-market, dealers in securities or foreign currencies, persons who received their Century common stock through the exercise of employee stock options or otherwise as compensation, persons who have a functional currency other than the U.S. dollar, and persons who hold shares of Century common stock as part of a hedge, straddle or conversion transaction.
      Neither Seacoast nor Century will be obligated to complete the merger unless it has received an opinion of Alston & Bird LLP, rendered on the basis of facts, representations of facts, covenants and assumptions set forth or referred to in the opinion, to the effect that:

•	The merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

•	No gain or loss will be recognized by Seacoast or Century as a consequence of the merger (except for the inclusion in income of the amount of the bad debt reserve maintained by Century and any other amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Code).

•	The exchange in the merger of Seacoast common stock for Century common stock will not give rise to gain or loss to the Century shareholders (except to the extent of any cash consideration received, and any cash received in lieu of fractional shares).

•	Your tax basis in the Seacoast common stock received in the merger will equal your tax basis in the Century common stock surrendered in the merger, increased by the amount of taxable gain or dividend gain, if any, recognized in the merger, and decreased by the amount of cash, if any, received in the merger (but excluding any cash received in lieu of a fractional share interest).

•	Your holding period in the shares of Seacoast common stock received in the merger will include your holding period for the shares of Century common stock exchanged therefor.
      Exchange Solely for Stock. If you exchange all of your shares of Century common stock solely for shares of Seacoast common stock in the merger, you will not recognize gain or loss, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Seacoast stock.
      Cash Received in Lieu of Fractional Shares. If you receive cash in lieu of a fractional share of Seacoast common stock, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and the portion of your tax basis allocable to the fractional share. Any capital gain or loss will be long-term capital gain or loss if you have held your shares of Century common stock for more than one year at the time the merger is completed. Long-term capital gain of an individual is generally subject to a maximum United States federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.
      Exchange Solely for Cash. If you exchange your shares of Century common stock solely for cash in the merger, you generally should recognize capital gain or loss equal to the difference between the amount of cash received and your tax basis in the Century common stock. If, however, you own shares of Seacoast common stock actually or constructively after the merger, you might be subject to dividend treatment in the circumstances described below under the heading “— Possible Treatment of Gain as a Dividend.” Any capital gain or loss will be long-term capital gain or loss if you have held your shares of Century common stock for more than one year at the time the merger is completed. Long-term capital gain of an individual is generally subject to a maximum United States federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.
      Exchange for Stock and Cash. If you exchange your shares of Century common stock for a combination of Seacoast common stock and cash (other than cash received in lieu of a fractional share), you will recognize gain (but not loss), and your gain will be equal to the lesser of (1) the amount of cash you receive and (2) the excess, if any, of the sum of the cash and the fair market value of the Seacoast common stock you receive in the merger over your tax basis in the shares of Century common stock you surrender in the merger. Except as discussed below under the heading “— Possible Treatment of Gain as a Dividend,” any gain you recognize in connection with the merger should be treated as capital gain. Any capital gain will be long-term capital gain if, as of the date of the exchange, your holding period in your Century common stock is greater than one year. Long-term capital gain of an individual is generally subject to a maximum United States federal income tax rate of 15%.
      Possible Treatment of Gain as a Dividend. If the cash you receive in the merger has the effect of the distribution of a dividend for United States federal income tax purposes, the gain you recognize generally will be treated as dividend income. If you are an individual, your dividend income generally will be subject to tax at long-term capital gains rates, provided that certain holding period and other requirements are satisfied.
      For purposes of determining whether any gain recognized in the merger will be treated as capital gain or dividend income, if you exchange your Century common stock for a combination of Seacoast common stock and cash, then you will be treated as if you first exchanged all of your shares of Century common stock solely for Seacoast common stock and then Seacoast immediately redeemed a portion of that Seacoast common stock in exchange for the cash that you actually received. Gain recognized in this deemed redemption of Seacoast common stock will be treated as capital gain if the deemed redemption results in a “meaningful reduction” in your deemed percentage stock ownership in Seacoast. For this purpose, your stock ownership will include stock that you own constructively under Section 318 of the Code. The Internal Revenue Service has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control over corporate affairs is generally treated as having had a “meaningful reduction” if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the shareholder’s actual and constructive ownership before and after the deemed redemption. Accordingly, in most circumstances, gain you recognize if you exchange your shares of Century common stock for a combination of Seacoast common stock and cash will be capital gain.
      Although we believe it unlikely, the Internal Revenue Service might contend that dividend treatment applies if you exchange your shares of Century common stock solely for cash in the merger, but you own a sufficient number of shares of Seacoast common stock actually or constructively after the merger so that there is no “meaningful reduction” in your deemed percentage stock ownership in Seacoast under the analysis set forth above. In that case, the amount of consideration treated as a dividend may be equal to the amount of cash you receive, regardless of the amount of your gain.
      You should consult your tax advisor about the possibility that all or a portion of any cash received in exchange for your Century common stock will be treated as a dividend.
      Option Holders. Options to purchase shares of Century common stock will be cancelled in exchange for a cash payment. If you receive cash in exchange for the cancellation of your option to purchase shares of Century common stock, you will recognize ordinary income equal to the amount of cash received.
      Backup Withholding. Unless you comply with certain reporting or certification procedures or are an “exempt recipient” (in general, corporations and certain other entities), you may be subject to a backup withholding tax of 28% with respect to any cash payments received in the merger. Foreign shareholders should consult their tax advisors with respect to the application of withholding rules to any cash payments received in the merger.

      Reporting Requirements. If you receive Seacoast common stock as a result of the merger, you will be required to retain records pertaining to the merger and will be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.
      Tax Opinion. An opinion of counsel is not binding on the Internal Revenue Service or the courts. Neither Seacoast nor Century has requested, nor do they intend to request, an advance ruling from the Internal Revenue Service as to the tax consequences of the merger. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the conclusions reflected in such opinion or that a court will not sustain such a challenge.
      Tax matters are complicated, and the tax consequences of the merger to you will depend on the facts of your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the merger, including the applicability and effect of any federal, state, local and foreign income and other tax laws.
CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS
      As a result of the merger, certain holders of Century common stock will be exchanging their shares of a national banking association governed by federal law and the rules and regulations of the OCC and Century’s articles of association, which we refer to as the “Century Articles,” and bylaws, which we refer to as the “Century Bylaws,” for shares of common stock of Seacoast, a Florida corporation governed by the Florida Business Corporation Act and Seacoast’s amended and restated articles of incorporation, which we refer to as the “Seacoast Articles,” and bylaws, which we refer to as the “Seacoast Bylaws.” Certain significant differences exist between the rights of Century shareholders and the rights of Seacoast shareholders. The following discussion and comparison of these differences is necessarily general, and it is not intended to be a complete statement of all differences affecting the rights of shareholders, and their respective entities, and it is qualified in its entirety by reference to federal law and the Florida Business Corporation Act as well as the Century Articles, Century Bylaws and Seacoast Articles and Seacoast Bylaws.

Authorized Capital Stock
      Seacoast. The Seacoast Articles authorize the issuance of 22,000,000 shares of common stock, $0.10 par value per share, and 4,000,000 shares of preferred stock, $0.10 par value per share. Shares of preferred stock may be issued in one or more series with rights, preferences, liquidation values, dividend rates, conversion rights and other terms to be designated by the Seacoast board of directors at the time of such issuance. As of March 11, 2005, there were 15,428,594 shares of Seacoast common stock issued and outstanding and no shares of Seacoast preferred stock are issued and outstanding. Dividends upon common and preferred stock shall be payable only when, as and if declared by Seacoast’s board of directors from lawfully available funds.
      Seacoast’s board of directors may authorize the issuance of authorized but unissued shares of Seacoast common stock without further action by Seacoast’s shareholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange or automated quotation system upon which Seacoast’s common stock may be listed. Seacoast’s shareholders do not have the preemptive right to purchase or subscribe to any unissued authorized shares of Seacoast common stock or preferred stock or any option or warrant for the purchase thereof. The authority to issue additional shares of Seacoast common stock provides Seacoast with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The authorized but unissued shares of Seacoast common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefits and compensation plans, acquisitions, and public or private sales as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Seacoast. In addition, the sale of a substantial number of shares of Seacoast common stock to persons who have an understanding with Seacoast concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Seacoast common stock (or the right to receive shares of Seacoast common stock) to

Seacoast shareholders may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Seacoast.
      Century. Pursuant to the Century Articles, Century is authorized to issue up to 10,000,000 shares of common stock, $5.00 par value per share. As of March 15, 2005, 2005, there were 1,565,929 shares of Century common stock issued and outstanding. Century’s shareholders also do not have the preemptive right to purchase or subscribe to any unissued authorized shares of Century common stock or any option or warrant for the purchase thereof. The board of directors of Century may declare a dividend of the undivided profits of Century, subject to certain requirements imposed by the OCC, however, Century has not paid any dividends. Century’s board of directors also may authorize the issuance of authorized but unissued shares of Century common stock without further action by the shareholders in certain circumstances, providing the board of directors easy access to additional funds, but also a means by which to dilute current shareholders.

Amendment to Articles of Incorporation and Bylaws
      Seacoast. The Seacoast Articles may be amended as provided by law. The Florida Business Corporation Act generally provides that, unless a corporation’s articles of incorporation specify a greater voting requirement, the corporation’s articles of incorporation may not be amended unless (i) the board of directors recommends the amendment to the shareholders (unless the board of directors elects to make no recommendation and communicates the basis for its election to the shareholders), and (ii) the amendment is adopted by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote thereon. The Seacoast Articles also provide that the provisions of the articles related to the composition of the board of directors, business combinations, anti-takeover provisions or shareholder proposals may only be changed by the affirmative vote of holders of (i) at least two-thirds of all shares entitled to vote, and (ii) a majority of the outstanding shares that are not beneficially owned or controlled, directly or indirectly, by a “Related Person.” A Related Person is any person which is the beneficial owner of 5% or more of Seacoast’s voting shares or any person who is an affiliate of Seacoast and at any time within the five years preceding the board of director’s determination of such person’s status as a Related Person beneficially owned 5% or more of Seacoast’s voting shares.
      The Seacoast Articles and Seacoast Bylaws provide that the Seacoast Bylaws may be amended and new bylaws may be adopted by (i) the affirmative vote of two-thirds of the entire board of directors, and (ii) a majority of the members of the board of directors that are considered “Continuing Directors.” Continuing Directors are members of the board of directors who either (i) were first elected as a director of Seacoast prior to February 28, 2003, or (ii) prior to any person becoming a Related Person, was designated as a Continuing Director by a majority vote of the then Continuing Directors. Seacoast’s shareholders may also amend the Seacoast Bylaws by the affirmative vote of holders of (i) two-thirds of all shares entitled to vote on such amendment, and (ii) a majority of the outstanding shares that are not beneficially owned or controlled, directly or indirectly, by a Related Person.
      Century. The Century Articles may be amended at any regular or special meeting of shareholders by the affirmative vote of the holders of a majority of Century’s common stock. Century’s board of directors may propose one or more amendments to the Century Articles to the shareholders for their consideration. The Century Bylaws may be amended by either the board of directors or the shareholders at any regular or special meeting called for such purpose.
      The effect of Seacoast’s more stringent voting requirements with respect to amendments of articles and bylaws compared to Century’s is that Seacoast shareholders possess less ability to amend Seacoast’s Articles and Bylaws than do the shareholders of Century, who, conversely, are afforded more latitude in amending the Century Articles and Bylaws.

Board of Directors
      Seacoast. The Seacoast Articles provide for a board of directors consisting of not less than three nor more than fourteen members divided into three classes. Each class of directors serves a three-year term. The effect of Seacoast having a classified board of directors is that only approximately one-third of the members of the board of directors are elected each year, which effectively requires two annual meetings for Seacoast’s shareholders to change a majority of the members of the board of directors. Directors of each class are elected by plurality vote at successive annual meetings of shareholders. Unlike Century, Seacoast shareholders do not have cumulative voting rights with respect to the election of directors. Currently, there are fourteen members of Seacoast’s board of directors.
      Century. The Century Articles provide that its board of directors shall consist of not less than five nor more than twenty-five members, each serving a one-year term. Unlike the Seacoast board of directors, the Century board of directors is not classified, allowing as much as the entire board to be replaced at a meeting of shareholders. Each Century director must also be a shareholder of Century. The number of votes each holder of common stock may cast to elect directors is determined by multiplying the number of shares he or she owns by the number of directors to be elected. The total number of votes of each shareholder may be cumulated and cast for a single candidate or may be distributed among two or more candidates. Currently, there are six members of Century’s board of directors.

Nomination of Directors
      Seacoast. The Seacoast Articles permit shareholders to nominate directors for election at an annual or special meeting of shareholders, provided that such shareholder complies with certain requirements set forth in the Seacoast Articles. A shareholder wishing to recommend a candidate for consideration by the nominating committee of Seacoast’s board must submit to Seacoast’s corporate secretary a timely written notice including the candidate’s name and address, along with adequate information as to the candidate’s qualifications. To be considered timely, the notice must be received by Seacoast’s corporate secretary by the date that is either (i) not less than 60 days nor more than 90 days prior to the anniversary of the previous year’s annual meeting if the elections are to be held at the annual meeting of shareholders, or (ii) not later than the close of the tenth day following the date in which notice of a meeting of shareholders was first mailed to shareholders if the elections are to be held at a meeting of shareholders.
      Century. The Century Articles do not impose requirements similar to those of Seacoast Articles for shareholders wishing to nominate candidates for the Century board of directors. Candidates for the board of directors may be nominated by the board of directors or by any shareholder of any outstanding class of capital stock entitled to vote for the election of directors. Century’s more permissive requirements for nominating candidates to the board of directors gives shareholders a greater opportunity to influence which individuals serve on Century’s board of directors.

Removal of Directors
      Seacoast. A Seacoast director may be removed from office only for cause at a meeting duly called and held for that purpose upon not less than 30 days’ prior written notice by the affirmative vote of the holders of (i) not less than two-thirds of Seacoast’s shares entitled to vote, and (ii) a majority of the then outstanding shares entitled to vote that are not beneficially owned or controlled, directly or indirectly, by a Related Person. Seacoast directors may not be removed without cause.
      Century. A Century director may be removed from office (i) by shareholders at a meeting called to remove him or her, when notice of the meeting stating that the purpose or one of the purposes is to remove such director is provided, (ii) if there is a failure to fulfill one of the affirmative requirements for qualification, or (iii) for cause, provided that a director may not be removed if the number of votes sufficient to elect such director under cumulative voting is voted against such director’s removal.
      Seacoast shareholders face more restrictive requirements to remove Seacoast directors than Century shareholders do with respect to Century directors. The effect of this difference is that the directors of Seacoast are afforded greater protection against their removal by the vote of Seacoast shareholders than are the directors of Century.

Filling Vacancies on the Board of Directors
      Seacoast. Seacoast’s board of directors may fill any vacancies on the board of directors by the affirmative vote of (i) two-thirds of the entire board of directors, and (ii) a majority of the Continuing Directors.
      Century. Any vacancy on Century’s board of directors may be filled by a majority vote of the board of directors remaining in office. Seacoast’s stricter standard for filling vacancies on the board of directors may provide certain members of Seacoast’s board of directors with some control over who joins the Seacoast board of directors.

Meetings of Shareholders
      Seacoast. Meetings of Seacoast shareholders may be called by:

•	the chairman of the board of directors;

•	the board of directors; or

•	the president, either (i) on behalf of Seacoast or (ii) on behalf of the shareholders of Seacoast upon receipt of dated written demands from shareholders holding not less than fifty percent (50%) of the votes entitled to be cast on the proposed issue or issues set forth in the demand.
      Century. Meetings of Century shareholders may be called by:

•	the board of directors;

•	the chairman of the board; or

•	by one or more shareholders owning, in the aggregate, not less than twenty-five percent (25%) of the shares of Century.
      The effect of the greater percentage of Seacoast shareholders required to demand a meeting of Seacoast shareholders may cause some shareholder proposals or concerns to fail to be addressed until the next annual meeting of shareholders.

Shareholder Inspection Rights
      Seacoast. The Seacoast Articles and Bylaws are silent with respect to shareholders’ rights to examine books and records. In the absence of such a provision, the Florida Business Corporation Act provides that shareholders of Seacoast are entitled to inspect, upon at least five business days’ notice, certain records relating to Seacoast’s stock ownership and corporate governance, including the Seacoast Articles, any amendments to the Seacoast Articles, the Seacoast Bylaws, board resolutions affecting shareholder rights, minutes of shareholder meetings or records of shareholder actions taken without meetings for the last three years, and written communications to shareholders for the last three years. Additionally, shareholders meeting certain criteria may inspect certain books and records of the corporation, including accounting records and the record of shareholders. These criteria include:

•	the shareholder’s demand must be made in good faith and for a proper purpose;

•	the shareholder’s demand must describe the proper purpose and the records requested; and

•	the records requested must be directly connected to that proper purpose.
      Century. The Century Articles and Bylaws also are silent with respect to the shareholders’ rights to examine books and records. Federal law and OCC rules and regulations require Century to maintain a full and correct list of the names and residences of, and the number of shares held by, all of its shareholders in the office where it transacts business. Shareholders may inspect such list during business hours of each day in which business may be legally transacted. The more generous informational rights enjoyed by Seacoast shareholders allow them more access and insight to the operations of the corporation.

Anti-takeover Provisions
      Seacoast. The Seacoast Articles require the affirmative vote of the holders of (i) not less than two-thirds of all the shares of Seacoast stock outstanding and entitled to vote, and (ii) a majority of the shares of Seacoast stock outstanding and entitled to vote that are not beneficially owned or controlled, directly or indirectly, by a Related Person, to approve: (a) any sale, lease or other disposition of all or substantially all of Seacoast’s assets, (b) any merger, consolidation or purchase and/or assumption of assets and/or liabilities, (c) any reclassification of securities, recapitalization or similar transaction, or (d) any acquisition by a person of 5% or more of the voting shares or securities convertible into voting shares of Seacoast. Any business combination described above may be approved only by the affirmative vote of a majority of the voting shares of Seacoast if such business combination is approved and recommended to the shareholders by (x) the affirmative vote of two-thirds of the board of directors of Seacoast, and (y) a majority of the Continuing Directors.
      The Seacoast Articles also contain additional provisions that may make takeover attempts and other acquisitions of interests in Seacoast more difficult where the takeover attempt or other acquisition has not been approved by Seacoast’s board of directors. These provisions include:

•	A requirement that any change to the Seacoast Articles relating to the structure of the board of directors, certain anti-takeover provisions and shareholder proposals must be approved by the affirmative vote of holders of (i) two-thirds of the shares outstanding and entitled to vote, and (ii) a majority of the outstanding shares entitled to vote that are not beneficially owned by a Related Person.

•	A requirement that any change to the Seacoast Bylaws, including any change relating to the number of directors, must be approved by the affirmative vote of (i) two-thirds of Seacoast’s board of directors or shareholders, and (ii) a majority of the Continuing Directors.

•	A requirement that shareholders may call a meeting of shareholders on a proposed issue or issues only upon the receipt by Seacoast from the holders of half of all votes entitled to be cast on the proposed issue or issues of signed and dated written demands for the meeting describing the purpose for which it is to be held.

•	A requirement that a shareholder wishing to submit proposals for a shareholder vote comply with certain procedures, including advanced notice requirements, in order for the proposal to be submitted to shareholders for their consideration.
      Seacoast also is subject to the Florida control share acquisitions statute. This statute is designed to afford shareholders of public corporations in Florida protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific acquisition ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the holders of the corporation’s “Disinterested Shares.” Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are:

•	acquisitions of shares possessing one-fifth or more, but less than one-third, of all voting power;

•	acquisitions of shares possessing one-third or more, but less than a majority, of all voting power; or

•	acquisitions of shares possessing a majority or more of all voting power.
      Under certain circumstances, the statute permits the acquiring person to call a special shareholders’ meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances.
      Century. The Century Articles and Bylaws do not contain any provisions that may make takeover attempts and other acquisitions of interests in Century more difficult where the takeover attempt or other acquisition has not been approved by Century’s board of directors. Business combinations, as with other actions requiring shareholder approval, must be approved by the holders of a majority of shares entitled to vote, subject to any greater voting requirements required by law (such as the National Bank Act, which requires the affirmative vote of the holders of two-thirds of the shares of Century’s common stock to approve the Seacoast merger agreement). Seacoast’s stringent anti-takeover provisions may make it more difficult for a third party opposed by the board of directors, but supported by shareholders representing less than two-thirds of all voting shares, to acquire Seacoast.

Indemnification of Directors and Officers
      Seacoast. The Seacoast Bylaws generally require that any director or officer elected by the board of directors be indemnified, and permit any employee or agent to be indemnified, against liability and other expenses incurred in a proceeding by reason of the fact he is a director, officer, employee or agent of Seacoast or is or was serving at the request of Seacoast as a director, officer, employee or agent of another business entity, provided that such individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Seacoast and, with respect to any criminal proceedings, did not know the conduct was unlawful. The Seacoast Bylaws provide for the advancement of expenses to its directors or officers in advance of the final disposition of such proceeding, the purchase of insurance by Seacoast against any liability of directors, officers, employees or agents, and the survival of such indemnification to any indemnified person’s heirs. The indemnification provisions are non-exclusive, and do not impair any other rights to which those seeking indemnification or advancement of expenses may be entitled.
      Century. The provisions in the Century Bylaws related to indemnification are substantially the same as those contained in the Seacoast Bylaws. The Century Bylaws permit Century to indemnify and to reimburse reasonable expenses actually incurred by any director, officer, employee or agent of Century against liabilities of such person arising by reason of the fact that such person is or was a director, officer, employee or agent of Century or is or was serving at the request of Century as a director, officer, employee or agent of another business entity, provided that such person acted in food faith and in a manner he reasonably believed to be in the best interest of Century and, with respect to any criminal proceedings, did not know the conduct was unlawful. In the event that any such director, officer, employee or agent is successful on the merits or otherwise in the defense of any proceeding to be indemnified, Century is required to indemnify such person. The Century Bylaws provide for the advancement of expenses to its directors or officers in advance of the final disposition of such proceeding and the survival of such indemnification to any indemnified person’s heirs, and the Century Articles allow the board of director to purchase insurance for the indemnification of its directors, officers, employees or agents for certain losses and expenses.
DISSENTERS’ RIGHTS
      The following discussion is a summary and not a complete description of the dissenters’ rights available under federal law. This description is qualified in its entirety by the full text of the relevant provisions of Title 12, Section 215a of the United States Code, which are reprinted in their entirety as Appendix B to this proxy statement. Persons seeking to exercise dissenters’ rights must strictly comply with these provisions. If you desire to exercise dissenters’ rights, you should review carefully Title 12, Section 215a of the United States Code and are urged to consult a legal advisor before electing or attempting to exercise these rights.
      Under federal law, any shareholder of Century who dissents from the plan of merger has the right to receive cash equal to the value of the shareholder’s shares as measured on the effective date of the merger. This right is subject to the following conditions: (a) the shareholder must vote “AGAINST” approval of the plan of merger at the meeting or give notice in writing at or before the meeting to Century National Bank, Attention: Michael W. Sheffey, 65 North Orange Avenue, Orlando, Florida 32801, as the presiding officer that such shareholder dissents from the plan of merger; (b) the shareholder must, within 30 days after the consummation of the merger, make a written request for payment to First National Bank & Trust Company as the bank resulting from the merger, or the “resulting bank,” c/o Seacoast Banking Corporation of Florida, Attention: Dennis S. Hudson, III, 815 Colorado Avenue, Stuart, Florida 34994; and (c) the written request must be accompanied by surrender of the shareholder’s Century stock certificate(s). Any shareholder who votes against the plan of merger at the meeting, or who gives notice in writing at or before the meeting to the presiding officer that such shareholder dissents, will be notified in writing of the effective date of the merger. Failure to comply strictly with each of the foregoing conditions will result in the loss of dissenters’ rights.
      The value of the shares of any dissenting shareholder will be determined by an appraisal made by a committee of three persons, one to be selected by the majority vote of the dissenting shareholders who have perfected their dissenters’ rights are entitled to receive cash under the preceding paragraph, one by the board of directors of the resulting bank, and the third by the first two persons. The valuation agreed upon by any two of the three appraisers will govern. If the value so fixed is not satisfactory to any dissenting shareholder, that shareholder may, within five days after being notified of the appraised value of such shareholder’s shares, appeal within five days to the OCC, who will cause a re-appraisal to be made, which will be final and binding as to the value of such shares. If a shareholder dissents and, within 90 days from the consummation of the merger, one or more of the appraisers is not selected for any reason, or the appraisers fail to determine the value of such shares, then the OCC will, upon written request of any interested party, cause an appraisal to be made, which will be final and binding on all parties. The expenses of the OCC in making the reappraisal or the appraisal, as the case may be, will be paid by the resulting bank. The value of the shares ascertained will be promptly paid to the dissenting shareholder by the resulting bank.
      The foregoing is a summary of Title 12, Section 215a of the United States Code. It is not a complete statement of the provisions of Section 215a and is qualified in its entirety by reference to the relevant provisions of Section 215a, the text of which is attached to this proxy statement as Appendix B. Any shareholder of Century who desires to exercise dissenters’ rights should carefully review and comply with the relevant provisions of Section 215a. Dissenters’ rights will be forfeited if the procedural requirements of Section 215a are not strictly followed.
INFORMATION ABOUT SEACOAST
General
      Seacoast is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. On December 30, 1983, Seacoast acquired First National — Treasure Coast in exchange for Seacoast common stock.
      First National — Treasure Coast commenced operations in 1933 under the name “Citizens Bank of Stuart” pursuant to a charter originally granted by the State of Florida in 1926. First National — Treasure Coast converted to a national bank on August 29, 1958.
      Through First National — Treasure Coast and its broker-dealer subsidiary, Seacoast offers a full array of deposit accounts and retail banking services, engages in consumer and commercial lending and provides a wide variety of trust and asset management services, as well as securities and annuity products. Seacoast’s primary service area is the “Treasure Coast,” which consists of the counties of Martin, St. Lucie and Indian River. First National — Treasure Coast operates banking offices in the following cities: five in Stuart, two in Palm City, two in Jensen Beach, one on Hutchinson Island, one in Hobe Sound, five in Vero Beach, two in Sebastian, five in Port St. Lucie, and two in Ft. Pierce. Additionally, First National — Treasure Coast has expanded into northern Palm Beach County where it currently operates five full service banking offices.
      At December 31, 2004, Seacoast had consolidated total assets of approximately $1.6 billion, consolidated net loans of approximately $893 million, consolidated total deposits of approximately $1.4 billion and consolidated shareholders’ equity of approximately $108 million. The principal executive offices of Seacoast and First National — Treasure Coast are located at 815 Colorado Avenue, Stuart, Florida 34994, and the telephone number at that address is (772) 287-4000. Seacoast and First National — Treasure Coast maintain Internet websites at www.seacoastbanking.net and www.fnbtc.net, respectively. We are not incorporating the information on these websites into this proxy statement.
      Seacoast continues to explore opportunities to acquire financial institutions as part of its expansion strategy. Thus, at any particular point in time, including the date of this proxy statement, discussions and, in some cases, negotiations and due diligence activities looking toward or culminating in the execution of preliminary or definitive documents respecting potential acquisitions may occur or be in progress. These transactions may involve Seacoast acquiring such financial institutions in exchange for cash or Seacoast common stock or a combination of cash and common stock. Depending on their terms, these transactions may have a dilutive effect upon the Seacoast common stock to be issued in the merger to shareholders of Century.
Market Price and Dividends Declared on Seacoast Common Stock
      Seacoast common stock is traded on The Nasdaq National Market under the symbol “SBCF.” The following table sets forth, for the periods indicated, the high and low sale prices per share of Seacoast common stock as reported on The Nasdaq National Market and the quarterly dividends declared and paid for each such period.

	High	Low	Dividend

2005
First Quarter (through March 15, 2005)	$22.58	$19.30	$0.14
2004
Fourth Quarter	24.01	19.95	0.14
Third Quarter	22.35	18.85	0.14
Second Quarter	21.50	18.08	0.13
First Quarter	21.65	17.40	0.03
2003
Fourth Quarter	$18.09	16.67	0.13
Third Quarter	18.57	13.71	0.13
Second Quarter	16.04	13.38	0.11
First Quarter	16.28	14.53	0.11
      The holders of Seacoast common stock receive dividends if and when declared by the Seacoast board of directors out of legally available funds. Following the completion of the merger, Seacoast expects to continue paying quarterly cash dividends on a basis consistent with past practice. However, the declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements and consideration by the Seacoast board of directors of other relevant factors.
Recent Developments
      On January 18, 2005, the board of directors of Seacoast ratified and approved the First Amendment to Revolving Loan Agreement with SunTrust Bank, executed as of January 11, 2005, and effective as of January 18, 2005. The amendment modifies the original Revolving Loan Agreement, dated September 6, 2001, which we refer to as the “Original Revolving Loan,” pursuant to which SunTrust Bank originally extended credit to Seacoast, and remains subject to the terms, conditions and provisions of the Original Revolving Loan not specifically amended or modified in the Amendment. The amendment affirms and renews Seacoast’s loan agreement with SunTrust Bank, and increases the amount available to Seacoast for borrowing from $5 million to $15 million.
      The initial maturity date under the Original Revolving Loan was September 6, 2002, and was subsequently extended annually by letter agreement with SunTrust Bank. The amendment confirms the extension of the maturity date of the credit line to September 6, 2005. Interest accrues on the outstanding balance, if any, under the revolving loan, and is payable by Seacoast quarterly, on the last day of each calendar quarter. The revolving loan bears interest at the rate of the 90 day-LIBOR plus 130 basis points. The entire outstanding principal balance under the revolving loan and any accrued but unpaid interest is due and payable in full by Seacoast on the maturity date or upon any default under the loan agreement, unless extended.
      As of January 31, 2005, no amounts were outstanding under the revolving loan. Historically, Seacoast has not borrowed under this loan. In connection with the merger, Seacoast may borrow approximately $5 million under this loan to finance the Cash Consideration to be paid to Century shareholders. Seacoast intends to repay any borrowings under the revolving loan used to pay a part of the Cash Consideration through issuing trust preferred securities that would count as capital for regulatory purposes.
      Seacoast recently has approved the issuance of $15 to $30 million of trust preferred securities to provide long-term financing of a portion of the Cash Consideration payable in the merger, to provide capital to support its growth and capital adequacy, possible acquisitions and for general corporate purposes.
Additional Information
      Additional financial and other information relating to Seacoast, and information relating to Seacoast’s directors and executive officers, is incorporated into this proxy statement by reference. See the section entitled “Where You Can Find Additional Information.”
INFORMATION ABOUT CENTURY
General
      Century is a national bank headquartered in Orlando, Florida. Century was formed in 1999 and conducts its operations through three full service locations in downtown Orlando, Maitland/ Winter Park and Longwood, Florida.
      Century provides a range of consumer and commercial banking services, including demand interest bearing and non-interest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services and cash management. Century also makes real estate, commercial and consumer loans to individuals and small businesses in the Orlando metropolitan statistical area, which we refer to as the “Orlando MSA.”
      As of December 31, 2004, Century had total assets of $310.0 million, total deposits of $289.8 million, total loans of $98.8 million and shareholders’ equity of $19.6 million.
Business and Properties
      Lending Activities. Century’s primary source of income is the interest income earned from its loan and investment portfolios. Century offers traditional lending products, including commercial and residential real estate loans, commercial business loans and consumer loans to individuals and small business owners who are located in or conduct a substantial portion of their business in Orange and Seminole Counties, Florida. Century’s real estate loan portfolio consists primarily of owner and non-owner occupied commercial loans and home equity loans. The real estate loan portfolio has been the largest component of Century’s loan portfolio since 2000. Century’s commercial loan portfolio includes loans to individuals and small- to medium-sized businesses for working capital, equipment purchases and other business purposes. Most of Century’s consumer loans are extended to individuals that have already established a commercial relationship with Century, and consist primarily of loans to such individuals for various consumer purposes and some business purpose loans payable on an installment basis.
      At December 31, 2004, Century’s total loan portfolio was $98.8 million, representing approximately 31.9% of Century’s total assets.
      Investments. In addition to loans, Century makes other investments primarily in United States government and agency obligations, mortgage-backed securities and collateralized mortgage obligations. As of December 31, 2004, investment securities comprised approximately 28.7% of Century’s total assets.
      Deposits. Century offers certificates of deposit, checking accounts, savings accounts and money market accounts. Substantially all of Century’s deposits are from businesses and residents in Century’s primary market area. Deposits are insured by the FDIC in an amount up to $100,000. As of December 31, 2004, approximately 3.8% of the bank’s deposit base consisted of time deposits. The remaining 96.2% of deposits are demand deposit, NOW, savings and money market accounts.

      Other Banking Services. Century also offers numerous other banking services, including traveler’s checks, direct deposit, notary services, night depository, cashiers’ checks, domestic collections, savings bonds, automated teller services, drive-in tellers and banking by mail.
      Properties. Century operates three full-service branch offices in downtown Orlando, Maitland/ Winter Park and Longwood, Florida. Century leases all of the locations.
      Set forth below is a summary of the approximate square footage of each location:

Century Branches	Square Footage

65 N. Orange Avenue	6,752
541 S. Orlando Avenue	4,536
2101 N. State Road 434	4,596
Competition
      Century is headquartered in Orlando, Florida and its primary market area consists of Orange and Seminole Counties. The Orlando MSA has enjoyed rapid and continued expansion in population and job growth, which has fueled continued demand for Century’s products and services. Century’s management believes this market area will continue to experience strong growth in the near term.
      Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits.
      Century encounters strong competition, both in attracting deposits and originating loans. The deregulation of the banking industry and the widespread enactment of state laws that permit multi-bank holding companies, as well as the availability of nationwide interstate banking, have created a highly competitive environment for financial service providers in Century’s primary market area. In one or more aspects of its business, Century has competed with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies and other financial intermediaries operating in its market and elsewhere. Most of these companies, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits than Century, and may offer certain services that Century does not provide. In addition, many of Century’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally chartered and insured banks. Century’s strategy for competing successfully against other financial institutions has focused on developing and maintaining depository relationships and leveraging these depository relationships into loan originations. Century, in particular, targets small businesses and professionals, such as lawyers, accountants, physicians and general contractors.
Employees
      As of December 31, 2004, Century employed 26 full-time employees and eight part-time employees. None of these employees is covered by a collective bargaining agreement.
Legal Proceedings
      Century periodically is a party to or is otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens or foreclose on defaulted loans, claims involving the making and servicing of real property loans, and other issues incident to its business. Management is not aware of any proceeding threatened or pending against Century that, if determined adversely, would have a material adverse effect on its business or financial position.

Stock Ownership of Principal Shareholders, Management and Directors
      The following table sets forth, as of December 31, 2004, the stock ownership by each of Century’s directors and executive officers, by all directors and executive officers as a group and by other owners of more than 5% of the outstanding shares of Century common stock.
      Information relating to the ownership of Century common stock is based on “beneficial ownership” concepts set forth in rules issued under the Exchange Act. Under those rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of that security, or “investment power,” which includes the power to dispose or to direct the disposition of that security. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any security as to which that person has the right to acquire beneficial ownership within sixty (60) days from the record date. Unless otherwise indicated in the “Shares Beneficially Owned” column, each person is the record owner of and has the sole voting and investment power with respect to his or her shares.

		Number of Shares
	Shares	Subject to Options	Aggregate
	Beneficially	Exercisable within 60	Number
Name	Owned	Days	of Shares	Percentage of Class

Directors and Executive Officers
Stephen F. Foreman	60,316	1,360	61,676	4.03%
Bert E. Roper	59,176	—	59,176	3.87%
John J. Jennings	57,520	2,856	60,376	3.94%
Stanley T. Pietkiewicz	27,816	1,360	29,176	1.91%
Douglas C. Foreman	22,640	1,536	24,176	1.58%
Michael W. Sheffey(1)	106,680	—	106,680	6.98%
David R. Dotherow	31,450	8,950	40,400	2.63%
Sidney G. Cash	20,119	19,981	40,100	2.59%
All Directors and Executive Officers as a Group	385,717	36,043	421,760	26.96%
Unaffiliated Holders
Schenck Family — L. Virgil Schenck, IV	78,820		78,820	5.16%

(1)	The address of Mr. Sheffey is 65 North Orange Avenue, Orlando, Florida 32801.
Related Party Transactions
      Century has had various loan and other banking transactions in the ordinary course of business with its directors and executive officers, or an associate of such person. All such transactions: (a) have been made in the ordinary course of business; (b) have been made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with unrelated persons; and (c) in the opinion of management do not involve more than the normal risk of collectibility or present other unfavorable features. At December 31, 2004, the total dollar amount of extensions of credit to directors and executive officers of Century, and any of their associates, was approximately $3.3 million, which represented approximately 16.8% of Century’s total capital.
Market Prices of and Dividends Declared on Century Common Stock
      There is no established trading market for Century common stock; transactions in the stock are privately negotiated between individuals. Century attempts to facilitate private transactions by matching persons who have indicated an interest in buying and selling Century common stock. Therefore, no reliable information is available as to trades of such shares or the prices at which such shares have traded. Based upon the limited information available to it, Century believes the following table sets forth for the periods indicated the high and low sales prices per share of Century common stock. Since its inception, Century has not paid any dividends.
Price Range of Common Stock

	High	Low

2005
First Quarter (through March 15, 2005)	$—	$—
2004
Fourth Quarter	$—	$—
Third Quarter	$—	$—
Second Quarter	$—	$—
First Quarter	$11.50	$11.50
2003
Fourth Quarter	$12.00	$11.00
Third Quarter	$11.00	$11.00
Second Quarter	$—	$—
First Quarter	$11.00	$11.00
      To the knowledge of Century, the most recent trade of Century common stock prior to November 29, 2004, the last day prior to public announcement that Seacoast and Century had executed the merger agreement, was 1,000 shares at $11.50 per share on February 11, 2004. The average price of the last ten known trades was $11.30 per share. To the knowledge of Century, there have been no trades since the announcement of the merger.
      The foregoing information regarding Century common stock is provided for informational purposed only and, due to the absence of an active market for Century shares, should not be viewed as indicative of the actual market value of Century common stock.
OTHER MATTERS
      Century’s management is not aware of any other matters to be brought before the special shareholders’ meeting. However, if any other matters are properly brought before the meeting, the persons named in the enclosed forms of proxy will have discretionary authority to vote all proxies with respect to such matters in accordance with their judgment.
LEGAL MATTERS
      Alston & Bird LLP, Atlanta, Georgia, has rendered an opinion as to the validity of the shares of common stock that Seacoast will issue in the merger. Certain of the federal tax consequences of the merger will also be passed upon by Alston & Bird LLP.
      Certain legal matters in connection with the merger will be passed upon for Century by Smith Mackinnon, P.A., Orlando, Florida.
EXPERTS
      The consolidated financial statements of Seacoast Banking Corporation of Florida as of December 31, 2004 and for the year then ended and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as “experts” in accounting and auditing.

      The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses KPMG’s opinion that Seacoast Banking Corporation of Florida did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that management did not have controls designed to ensure that the documentation required by generally accepted accounting principles at the inception of a derivative transaction is properly maintained for the term of the respective derivative financial instrument. As a result of this deficiency and the resulting errors in accounting for derivative financial instruments, previously reported 2004 interim financial information was restated. These restatements were required to properly reflect changes in the estimated fair value of certain derivative financial instruments as a component of earnings in the period of change in estimated fair value.
      The consolidated financial statements of Seacoast at December 31, 2003 and for each of the two years then ended, incorporated in this proxy statement by reference to the Annual Report on Form 10-K of Seacoast for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered certified public accounting firm, given on the authority of such firm as experts in auditing and accounting.
      The financial statements of Century National Bank included in this proxy statement for the years ended December 31, 2004 and 2003 have been so included in reliance on the report of Osburn, Henning and Company, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
IMPORTANT NOTICE FOR CENTURY SHAREHOLDERS
      If you cannot locate your Century common stock certificate(s), please contact Jeffrey C. Jenkins at Century National Bank, 65 North Orange Avenue, Orlando, Florida 32801, telephone number (407) 515-6500. If you have misplaced your stock certificates, or if you hold certificates in names other than your own and wish to vote in person at the meeting, we encourage you to resolve those matters before the meeting.
      Please do not send your Century stock certificates at this time.
PLEASE NOTE
      We have not authorized anyone to provide you with any information other than the information included in this proxy statement and the documents we refer you to herein. If someone provides you with different or additional information, you should not rely on it.
      The information in this proxy statement regarding Century was provided by Century, and the information in this proxy statement regarding Seacoast was provided by Seacoast.
      It is inappropriate for readers to assume the accuracy of, or rely upon any covenants, representations or warranties that may be contained in agreements or other documents filed as exhibits to, or incorporated by reference in, this proxy statement. Any such covenants, representations or warranties may have been qualified or superseded by disclosures contained in separate schedules or exhibits not filed with or incorporated by reference in this report, may reflect the parties’ negotiated risk allocation in the particular transaction, may be qualified by materiality standards that differ from those applicable for securities law purposes, may not be true as of the date of this report or any other date, and are subject to amendments, changes or waivers by the parties. Where exhibits and schedules to agreements filed or incorporated by reference as Exhibits hereto are not included in these Exhibits, such exhibits and schedules to agreements are not included or incorporated by reference in these materials.
      This proxy statement has been prepared as of the date on the cover page. There may have been changes in the affairs of Seacoast and/or Century since that date that are not reflected in this document. Neither Seacoast nor Century has, or undertakes, any obligation to update such information.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      Seacoast files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website on the Internet that contains these documents and other information about Seacoast. The address of that Internet site is http://www.sec.gov. You may also read and copy any materials filed by Seacoast with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Seacoast’s common stock is listed on The Nasdaq National Market under the symbol “SBCF.” You may also inspect reports and other information that we file with the SEC at The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.
      Seacoast has filed a registration statement on Form S-4 with the Securities and Exchange Commission that registers the shares of Seacoast common stock to be issued in the merger. This proxy statement is a part of that registration statement and constitutes a prospectus of Seacoast and a proxy statement of Century for the meeting.
      This proxy statement does not contain all of the information in the registration statement. Please refer to the registration statement for further information about Seacoast and the Seacoast common stock to be issued in the merger. Statements contained in this proxy statement concerning the provisions of certain documents included in the registration statement are not necessarily complete. A complete copy of each document is filed as an exhibit to, or incorporated by reference into, the registration statement. You may obtain copies of all or any part of the registration statement, including exhibits thereto, upon payment of the prescribed fees, at the offices of the Securities and Exchange Commission listed above.
      Seacoast has supplied all of the information contained in this proxy statement relating to Seacoast and its subsidiaries. Century has supplied all of the information relating to Century.
      Some of the important business and financial information about Seacoast that you may want to consider in deciding how to vote on the merger is not physically included in this proxy statement. Instead, the information is “incorporated by reference” to documents Seacoast has filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement. The following documents filed with the SEC are incorporated herein by this reference:

•	Seacoast’s Annual Report on Form 10-K for the year ended December 31, 2004 filed March 17, 2005;

•	Seacoast’s Current Reports on Form 8-K/A filed on March 16, 2005;

•	the description of Seacoast common stock set forth in Seacoast’s registration statement filed under Section 12 of the Exchange Act, including all amendments or reports filed for the purpose of updating such description; and

•	all documents filed by Seacoast with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and prior to the earlier of the date of the Century shareholders’ meeting or the date the merger agreement is terminated (specifically excluding any portions thereof that are furnished to, as opposed to filed with, the SEC) will be deemed to be incorporated by reference in this proxy statement from the date they are filed.
      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained herein or in any other subsequently filed document that is also or is deemed to be incorporated by reference herein modifies or supersedes such statement.

CENTURY NATIONAL BANK
Orlando, Florida
FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders
Century National Bank
Orlando, Florida
      We have audited the accompanying balance sheets of Century National Bank as of December 31, 2004 and 2003, and the related statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Century National Bank as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Osburn, Henning and Company
Orlando, Florida
March 10, 2005

CENTURY NATIONAL BANK
BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003

ASSETS
Cash and due from banks	$19,177,589	$17,694,474
Interest-bearing demand balances in other banks	96,502,281	63,820,613
Federal funds sold	6,070,938	3,572,692

Total Cash and Cash Equivalents	121,750,808	85,087,779
Securities available for sale	14,568,546	36,070,671
Securities held to maturity	74,539,403	71,469,712
Loans:
Commercial, financial and agricultural	16,035,876	15,583,244
Real estate — mortgage	81,717,033	60,018,650
Installment and consumer lines	1,071,597	1,100,160

Total Loans	98,824,506	76,702,054
Less: Allowance for loan losses	1,185,000	1,065,000

Net Loans	97,639,506	75,637,054
Property and equipment	426,268	534,736
Other assets	1,111,259	998,470

TOTAL ASSETS	$310,035,790	$269,798,422

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Deposits:
Noninterest-bearing demand	$80,536,159	$82,954,805
Savings, NOW and money market	198,278,345	155,051,601
Time deposits under $100,000	1,614,239	1,202,401
Time, $100,000 and over	9,414,939	13,231,299

Total Deposits	289,843,682	252,440,106
Short-term borrowings	163,761	150,659
Other liabilities	414,610	226,457

Total Liabilities	290,422,053	252,817,222

Commitments and Contingencies
(Notes 8 and 13)
Shareholders’ Equity
Common stock, $5 par value, 10,000,000 shares authorized, 1,528,142 shares in 2004 and 1,476,694 shares in 2003 issued and outstanding	7,640,710	7,383,470
Additional paid-in capital	7,699,980	7,395,020
Retained earnings	4,322,896	2,072,495
Accumulated other comprehensive income (loss)	(49,849)	130,215

Total Shareholders’ Equity	19,613,737	16,981,200

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$310,035,790	$269,798,422

See notes to financial statements.

CENTURY NATIONAL BANK
STATEMENTS OF OPERATIONS
Years Ended December 31, 2004 and 2003

	2004	2003

Interest Income:
Interest and fees on loans	$4,721,494	$3,635,417
Interest on securities	2,841,773	2,050,103
Interest on interest-bearing balances in other banks	979,742	804,913
Interest on federal funds sold	57,528	33,601

Total Interest Income	8,600,537	6,524,034

Interest Expense:
Interest on deposits	1,439,176	1,318,462
Interest on short-term borrowings	44,777	41,650

Total Interest Expense	1,483,953	1,360,112

Net Interest Income	7,116,584	5,163,922
Provision for Loan Losses	120,000	270,000

Net Interest Income After Provision For Loan Losses	6,996,584	4,893,922

Noninterest Income:
Service charges and fees	355,625	282,196
Gain (loss) on sale of securities	(9,058)	6,361
Mortgage referral fees	75,398	175,736
Other income	13,096	14,001

Total Noninterest Income	435,061	478,294

Noninterest Expense:
Salaries and employee benefits	2,009,412	1,854,627
Occupancy expenses	613,578	613,242
Equipment expenses	225,886	196,193
Other operating expenses	989,054	922,911

Total Noninterest Expense	3,837,930	3,586,973

Income Before Income Taxes	3,593,715	1,785,243
Income Taxes	1,343,314	682,543

NET INCOME	$2,250,401	$1,102,700

Earnings per share:
Basic	$1.51	$.76

Diluted	$1.50	$.76

See notes to financial statements.

CENTURY NATIONAL BANK
STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2004 and 2003

				Accumulated
	Common	Additional	Retained	Other	Total
	Stock Par	Paid-In	Earnings	Comprehensive	Shareholders’
	Value	Capital	(Deficit)	Income (Loss)	Equity

BALANCE DECEMBER 31, 2002	$7,221,125	$7,221,125	$969,795	$386,711	$15,798,756
Comprehensive Income:
Net income	—	—	1,102,700	—	1,102,700
Other comprehensive income:
Change in unrealized gain on securities available for sale	—	—	—	(256,496)	(256,496)

Total Comprehensive Income					846,204
Exercise of 32,469 options	162,345	173,895	—	—	336,240

BALANCE DECEMBER 31, 2003	7,383,470	7,395,020	2,072,495	130,215	16,981,200
Comprehensive Income:
Net income	—	—	2,250,401	—	2,250,401
Other comprehensive income:
Change in unrealized gain on securities available for sale	—	—	—	(180,064)	(180,064)

Total Comprehensive Income					2,070,337
Exercise of 51,448 options	257,240	275,478	—	—	532,718
Income tax benefit from stock options exercised	—	29,482	—	—	29,482

BALANCE DECEMBER 31, 2004	$7,640,710	$7,699,980	$4,322,896	$(49,849)	$19,613,737

See notes to financial statements.

CENTURY NATIONAL BANK
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

	2004	2003

OPERATING ACTIVITIES
Net income	$2,250,401	$1,102,700
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(54,946)	(106,171)
Provision for loan losses	120,000	270,000
Depreciation and amortization	198,300	192,425
Net amortization of securities premiums	751,630	1,165,436
Net loss (gains) on securities	9,058	(6,361)
Changes in year-end balances of:
Interest receivable	68,380	23,176
Interest payable	(72)	(283)
Other accounts — net	170,638	(442,963)

Net Cash Provided By Operating Activities	3,513,389	2,197,959

INVESTING ACTIVITIES
Activity in available-for-sale securities:
Sales	4,563,287	19,639,932
Maturities, prepayments and calls	19,065,270	68,078,077
Purchases	(2,694,615)	(74,015,208)
Activity in held-to-maturity securities:
Maturities, prepayments and calls	24,198,926	27,700,491
Purchases	(27,749,823)	(82,748,177)
Net funding of loans	(22,122,451)	(22,317,361)
Acquisition of property and equipment, net of insurance	(89,832)	(40,382)

Net Cash Used In Investing Activities	(4,829,238)	(63,702,628)

FINANCING ACTIVITIES
Net increase in deposits	37,403,576	53,161,300
Net funding from short-term borrowings	13,102	5,336
Exercise of stock options	532,718	336,240
Tax benefit of exercise of stock options	29,482	—

Net Cash Provided By Financing Activities	37,978,878	53,502,876

Net Increase (Decrease) in Cash and Cash Equivalents	36,663,029	(8,001,793)
Cash and Cash Equivalents:
Beginning of year	85,087,779	93,089,572

End of year	$121,750,808	$85,087,779

SUPPLEMENTAL DISCLOSURE
Interest paid	$1,484,026	$1,360,395

Income taxes paid	$1,267,000	$741,000

See notes to financial statements.

CENTURY NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — ORGANIZATIONAL BACKGROUND
      Century National Bank (the Bank) is a full service, nationally chartered commercial banking institution with headquarters in Orlando, Florida. The Bank opened for business November 15, 1999. In addition to its office in downtown Orlando, the Bank currently serves the greater Orlando area from branches in Maitland and Longwood, Florida.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Comprehensive Income
      The Bank reports comprehensive income in addition to net income. Comprehensive income is comprised of net income and items of “other comprehensive income”. The Bank’s only item of other comprehensive income is the unrealized gain on its available for sale investment securities portfolio.

Securities

Securities Available for Sale
      Securities which are used for asset/liability, liquidity, and other funds management purposes are classified as securities available for sale. These securities have undetermined holding periods and are accounted for on a fair value basis with net unrealized gains and losses included in other comprehensive income.

Securities Held to Maturity
      Securities which management has the intent and ability to hold until contractual maturity are classified as securities held to maturity. These securities are carried at their amortized cost, and are not adjusted for market value fluctuations.
      Declines in the fair value of securities that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
      Amortization and accretion of premiums and discounts are recognized as adjustments to interest income. Realized gains and losses are recognized using the specific identification method.

Loans and Allowance For Loan Losses
      Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amounts outstanding except for any loans classified as nonaccrual loans. The accrual of interest is discontinued when future collection of principal or interest in accordance with the contractual terms may be doubtful.
      The Bank policy defines an impaired loan as a nonaccrual loan of $100,000 or more, other than residential real estate loans, on which full collection of principal through either the borrower’s cash flow or conversion of collateral is doubtful. When impaired loans are identified, the valuation allowance established for such loans is carried as a part of the ongoing, regular allowance for loan losses.
      The allowance for loan losses is established through a provision for loan losses charged against operations. Loans will be charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb

CENTURY NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)
possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans, industry historical loss experience, and other factors.
      Loan fees, net of origination costs, are capitalized and amortized as yield adjustments over the respective loan terms. Interest and fees on loans includes loan fees of $79,214 and $57,431 in 2004 and 2003, respectively.

Land, Property and Equipment
      Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line and accelerated methods over the estimated useful lives of the assets. These lives are summarized as follows:

Asset	Estimated Lives

Leasehold improvements	10 years
Furniture and equipment	5-8 years
Computer software	3-7 years
      Maintenance and repairs are charged to operations, and improvements and additions are capitalized.

Income Taxes
      The Bank uses the liability method for accounting for deferred income taxes. This method requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Cash and Cash Equivalents
      For purposes of the statements of cash flows, the Bank considers cash and due from banks, interest-bearing demand balances in other banks and federal funds sold as cash and cash equivalents. In accordance with Federal Reserve regulations, the Bank was required to maintain a balance with the Federal Reserve of approximately $5.9 million as of December 31, 2004.

Share-Based Compensation
      As permitted by applicable accounting principles, management has elected to disclose rather than to record the compensatory effect of stock options granted to employees and directors. The pro forma effect has been determined under the minimum value method, using the Black-Scholes option pricing model, assuming minimal or no volatility, no dividends and average lives and exercise probability by option class.
      On December 16, 2004, the Financial Accounting Standards Board revised existing Financial Accounting Standard 123, Accounting for Stock Based Compensation (SFAS 123). The revised standard, (SFAS 123-R), requires the use of the fair value method to measure the cost of liability or equity instruments issued in exchange for goods or services, and further requires that such cost be included as an expense in the statement of operations. SFAS 123 currently requires that such cost be measured by use of the fair value method, but reflected only as a “pro forma” disclosure in the footnotes to the financial statements in lieu of an actual charge.
      SFAS 123-R becomes effective for the Company for fiscal year 2006, and requires that the new standard be applied only to covered instruments that are issued, cancelled or modified after December 31, 2005. In addition, SFAS 123-R will require the expensing of the effect of options issued before but not vesting until 2006 and later years. While SFAS 123-R will likely have an effect on the methodologies used by enterprises in obtaining and retaining employee talent, it has no effect on the Company’s 2004 consolidated financial

CENTURY NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)
statements, and is not presently expected to have a material effect on the Company’s financial statements in future years.

Earnings Per Share
      Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Fully diluted earnings per share is computed by adding the dilutive effect of any unexercised stock options, using the Treasury Stock method to determine dilution. A reconciliation of these amounts follows:

	2004	2003

Weighted average shares outstanding	1,485,804	1,448,195
Dilutive shares issuable under stock option plan	18,459	8,562

Weighted average shares for fully diluted	1,504,263	1,456,757

Other
      The Company follows the policy of expensing advertising costs as incurred. Advertising and business development costs charged to operations were approximately $7,750 and $9,600 in 2004 and 2003, respectively.

Reclassification
      Certain items shown in the December 31, 2003 financial statements have been reclassified to conform more closely to the 2004 presentation.
NOTE 3 — SECURITIES
      Amortized cost and estimated fair value of securities available for sale are as follows:

	December 31, 2004

	Mortgage-
	Backed & CMO
	Securities	Other	Total

Amortized cost	$14,202,870	$445,600	$14,648,470
Gross unrealized:
Gains	2,820	—	2,820
Losses	(82,744)	—	(82,744)

Estimated fair value	$14,122,946	$445,600	$14,568,546

	December 31, 2003

	U.S.	Mortgage-
	Government	Backed & CMO	Corporate
	Agencies	Securities	Obligations	Other	Total

Amortized cost	$5,000,000	$26,646,825	$3,781,769	$433,300	$35,861,894
Gross unrealized:
Gains	—	173,229	52,481	—	225,710
Losses	—	(16,933)	—	—	(16,933)

Estimated fair value	$5,000,000	$26,803,121	$3,834,250	$433,300	$36,070,671

CENTURY NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)
      Amortized cost and estimated fair value of securities held to maturity as of December 31, 2004 and 2003 are as follows:

	2004	2003

Amortized cost	$74,539,403	$71,469,712
Gross unrealized:
Gains	33,550	259,784
Losses	(636,311)	(125,656)

Estimated fair value	$73,936,642	$71,603,840

      The following schedule shows those securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that the securities have been in a continuous loss position, as well as their fair value:

	Less Than Twelve Months		Over Twelve Months

	Gross		Gross
	Unrealized		Unrealized
	Losses	Fair Value	Losses	Fair Value

Securities Available for Sale
Debt securities:
U.S. Government and federal Agency	$—	$—	$—	$—
Mortgage-backed	71,057	12,439,435	11,687	797,176

Total securities available for sale	$71,057	$12,439,435	$11,687	$797,176

Securities Held to Maturity
Debt securities:
U.S. Government and Federal agency	$51,286	$6,939,700	$—	$—
Mortgage-backed	557,441	58,468,981	27,584	2,139,508

Total securities held to maturity	$608,727	$65,408,681	$27,584	$2,139,508

      At December 31, 2004, none of the above debt securities have unrealized losses with aggregate depreciation of 5% from the Company’s amortized cost basis. The unrealized losses that exist are all considered by management to be attributable to changes in market interest rates, and none are considered by management to be attributable to credit risk on the part of the issuer. Accordingly, if market rates were to decline, much or all of the decline in market value could be recovered through market appreciation.
      As management has the ability to hold debt securities until maturity, or for the foreseeable future, no declines are deemed to be other than temporary.

CENTURY NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The amortized cost and estimated fair value of securities at December 31, 2004 by contractual maturity, are shown below:

	Securities Available for Sale		Securities Held to Maturity

	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value

Due in:
One year or less	$—	$—	$1,000,000	$995,200
After one through five years	—	—	5,990,986	5,944,500
After five years	—	—	—	—
Mortgage-backed and other securities	14,648,470	14,568,545	67,548,417	66,996,942

	$14,648,470	$14,568,545	$74,539,403	$73,936,642

      Other securities consist of stock of the Federal Reserve Bank of Atlanta which the Bank has purchased pursuant to membership requirements.
      For the years ended December 31, 2004 and 2003, proceeds from sales of securities available for sale amounted to $4,563,287 and $18,607,932, respectively. During the year ending December 31, 2004, gross realized gains and gross realized losses amounted to $30,414 and $39,472, respectively. During the year ending December 31, 2003, gross realized gains and gross realized losses amounted to $75,734 and $69,373, respectively.
      At December 31, 2004, securities with a carrying amount of approximately $12.1 million are pledged as collateral for repurchase agreements, to the State of Florida for public deposits, and to the Federal Reserve for a Treasury, Tax and Loan note.
NOTE 4 — ALLOWANCE FOR LOAN LOSSES AND NON-PERFORMING ASSETS
      Activity in the allowance for loan losses during 2004 and 2003 is as follows:

	2004	2003

Beginning balance	$1,065,000	$795,000
Provision	120,000	270,000

Ending balance	$1,185,000	$1,065,000

      The Bank had no nonaccrual loans at December 31, 2004 or 2003.
NOTE 5 — PROPERTY AND EQUIPMENT
      The components of property and equipment, and the related accumulated depreciation and amortization at December 31, 2004 and 2003, are as follows:

	2004	2003

Leasehold improvements	$326,474	$305,199
Furniture and equipment	786,161	726,388
Computer software	229,416	221,666

	1,342,051	1,253,253
Less accumulated depreciation and amortization	(915,783)	(718,517)

	$426,268	$534,736

CENTURY NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)
      Depreciation and amortization expense was $198,300 in 2004 and $192,425 in 2003.
NOTE 6 — DEPOSITS
      At December 31, 2004, time certificates of deposit scheduled to mature in 2005 amount to $10,477,419. Of the remaining certificates, $271,271 mature in 2006 and $280,488 mature in 2007.
NOTE 7 — SHORT-TERM BORROWINGS
      During 2004 and 2003, the Bank had obligations under a Treasury, Tax and Loan Note from the Federal Reserve Bank, collateralized by the pledge of securities. The outstanding balance at December 31, 2004 and 2003 is $163,761 and $150,659, respectively, and the average balances of these borrowings was $129,422 and $167,802, respectively. Interest expense on these obligations is $1,577 and $1,206 for 2004 and 2003, representing an average rate of 1.22% and .72%. The highest balance outstanding at any time during 2004 was $181,628.
      From time to time, the Bank sells securities under repurchase agreements. These borrowings are also collateralized by the pledge of various securities. The average outstanding for these borrowings during 2004 and 2003 was $5,315,336 and $4,446,864, respectively. Interest expense is $43,200 and $40,444 for 2004 and 2003, representing an average rate of .81% and .91%. No borrowings were outstanding under these agreements at December 31, 2004 or 2003. The highest balance outstanding at any time during 2004 was $8,256,823.
NOTE 8 — OPERATING LEASES
      The Bank leases its facilities under non-cancellable operating leases expiring more than one year from December 31, 2004. Lease obligations include amounts due for the main office and two branch offices.
      Future minimum lease payments under these leases in the five years ending after December 31, 2004 are as follows:

2005	$546,668
2006	$573,494
2007	$602,164
2008	$608,418
2009	$489,220
      The total charge to 2004 and 2003 operations under the above leases was approximately $530,000 and $534,000, respectively.
NOTE 9 — BENEFIT PLAN
      The Bank has a 401(k) plan under which full-time employees who meet certain age and service requirements may participate. Under this plan, the Bank may match a discretionary amount within applicable limitations. The charge to operations for the Bank’s share of this cost was $36,911 and $27,948 for 2004 and 2003, respectively.

CENTURY NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)
NOTE 10 — OTHER OPERATING EXPENSES
      The components of other operating expenses are as follows:

	2004	2003

EDP and item processing	$272,687	$270,764
Regulatory expense	116,115	99,097
Telephone and communications	98,691	90,339
Correspondent bank charges	78,862	66,541
Insurance	69,480	61,584
Legal and professional	65,874	82,520
Stationery, printing and supplies	46,509	53,736
Charitable contributions	46,467	19,332
Travel and business development	39,725	61,994
Courier services	36,301	32,394
Postage and delivery	24,668	21,842
Dues and subscriptions	19,162	12,348
All other	74,513	50,420

	$989,054	$922,911

NOTE 11 — INCOME TAXES
      Components of the income tax provision (benefit) for 2004 and 2003 are as follows:

	2004			2003

	Federal	State	Total	Federal	State	Total

Current	$1,214,507	$183,753	$1,398,260	$673,990	$114,724	$788,714
Deferred	(46,924)	(8,022)	(54,946)	(90,691)	(15,480)	(106,171)

Total	$1,167,583	$175,731	$1,343,314	$583,299	$99,244	$682,543

CENTURY NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The more significant temporary differences and the related deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows:

Temporary Differences

	2004	2003

Deferred tax on deductible differences:
Loan loss reserve	$388,381	$343,225
Pre-opening and organizational costs	—	16,825
Unrealized loss on securities	30,076	—
Other	4,428	—

	422,885	360,050

Deferred tax on taxable differences:
Property and equipment basis difference	5,127	27,314
Unrealized gain on securities	—	78,563

	5,127	105,877

Net deferred tax assets included in other assets in the accompanying financial statements	$417,758	$254,173

      The difference in the actual effective tax rate and the federal statutory tax rate of 34% is attributable mainly to Florida state income taxes.
NOTE 12 — RELATED PARTY ACTIVITY
      The Bank periodically grants loans in the ordinary course of business to directors and their affiliates. At December 31, 2003, these parties were indebted to the Bank in the aggregate amount of approximately $3,190,000. During 2004, new advances and payments totaled $845,000 and $749,100, respectively, resulting in outstanding balances of approximately $3,285,900 at December 31, 2004.
NOTE 13 — COMMITMENTS AND CONTINGENCIES

Financial Instruments With Off-Balance-Sheet Risk
      The financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business to meet the financing needs of customers. These include commitments to extend credit and honor stand-by letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risks in excess of amounts reflected in the balance sheets. The extent of the Bank’s involvement in these commitments or contingent liabilities is expressed by the contractual, or notional, amounts of the instruments.
      Commitments to extend credit, which amount to approximately $23.2 million and $19.2 million at December 31, 2004 and 2003, respectively, represent agreements to lend to customers with fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being funded, committed amounts do not necessarily represent future liquidity requirements. The amount of collateral obtained, if any, is based on management’s credit evaluation in the same manner as though an immediate credit extension were to be granted.
      Stand-by letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The decision whether to guarantee such performance and the extent of

CENTURY NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)
collateral requirements are made considering the same factors as are considered in credit extension. At December 31, 2004 and 2003, the Bank had outstanding stand-by letters of credit of $1,024,627 and $513,227, respectively.
      The Bank expects no significant losses to be realized in the performance of its obligations under any of the above instruments.

Concentrations of Credit Risk
      The Bank originates residential and commercial real estate loans, agriculture loans, and other consumer and commercial loans primarily in its Orange County and Seminole County market areas. In addition, the Bank may participate in loans originated by other banks or sell loans it originates to other banks. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers’ ability to repay their loans is dependent upon economic conditions in the market areas of its borrowers. In addition, to maximize the Bank’s investment income, funds in excess of immediate liquidity needs are invested in federal funds sold (overnight investments) and in money market deposit accounts in other banks. Management continually evaluates the creditworthiness, earnings and capital positions of the correspondent banks in which these funds are invested since there is no deposit insurance in the case of federal funds sold and only $100,000 per bank in the case of interest-bearing balances in other banks.

Use of Estimates in Preparation of Financial Statements
      The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. For the Bank, such estimates significantly affect the amount at which the allowance for loan losses is carried, the amount of the deferred tax assets that are dependent upon future taxable income and the likelihood and timing of realization of such assets, and other factors and amounts entering into the preparation of the financial statements, including the fair value estimates discussed in Note 17 to these financial statements. All such estimates relate to unsettled transactions and events as of the date of the financial statements and, accordingly, upon settlement it is likely that actual amounts will differ from currently estimated amounts.

Available Lines of Credit
      The Bank has unsecured federal funds purchased lines of credit totaling $4.5 million with its correspondent banks. The interest rate on these lines is based on the daily Federal funds rate. There are no outstanding balances on any of these lines at either December 31, 2004 or 2003.
NOTE 14 — DIVIDEND RESTRICTIONS
      The payment of dividends is subject to various restrictions set forth by law and applicable federal banking regulations. Such restrictions generally limit dividends to an amount not exceeding net income for the current and two preceding years, less amounts paid out during that period.
NOTE 15 — SHARE-BASED COMPENSATION
      The Bank’s board of directors and shareholders have approved two stock option plans permitting the granting of options for up to 235,000 shares and 54,000 shares of the Bank’s common stock to selected officers and employees and to the directors, respectively. Options granted under either plan become exercisable to the extent of 33% during the second year, 66% during the third year, and 100% during the fourth year after the year of grant. The option price of these options is the deemed fair value of a share of common stock on the date of grant, and any options not exercised expire ten years after their date of grant.

CENTURY NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)
      Activity in the Bank’s stock option plans during 2004 and 2003 was as follows:

	2004		2003

	Options	Price	Options	Price

Options outstanding beginning of year	147,411	$10.65	151,230	$10.43
Granted during year	3,760	$12.46	35,150	$11.31
Exercised during year	(51,448)	$10.35	(32,469)	$10.36
Forfeited during year	(1,350)	$10.95	(6,500)	$10.48

Options outstanding end of year	98,373	$10.91	147,411	$10.65

      Of the options currently outstanding, 49,595 are exercisable as of December 31, 2004. However, unvested options become fully vested in the event of a change of control such as discussed in Note 18. The weighted average remaining contractual life at December 31, 2004 is approximately 8.0 years. Of the 98,373 options, 89,461 relate to the officer and employee plan and 8,912 relate to the director plan.
      As permitted, the Company has elected to disclose the pro forma compensatory effect of its options rather than to record such effect. Had the options been recorded, compensation and income would have been as follows:

	2004	2003

Compensation as reported	$2,009,412	$1,854,627
Pro forma effect of options	163,568	190,849

Pro forma compensation	$2,172,980	$2,045,476

Net income as reported	$2,250,401	$1,102,700
Pro forma effect of options	(163,568)	(190,849)

Pro forma net income	$2,086,833	$911,851

Pro forma earnings per share:
Basic and diluted:
As reported	$1.51	$.76
Effect of options	(.11)	(.13)

Pro forma basic and diluted earnings per share	$1.40	$.63

NOTE 16 — REGULATORY MATTERS
      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. If such minimum amounts and ratios are met, the Bank is considered “adequately capitalized”. If a bank exceeds the requirements of “adequately capitalized”, and meets even more stringent minimum

CENTURY NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)
standards, it is considered “well capitalized”. Management believes as of December 31, 2004, the Bank meets all capital adequacy requirements to which it is subject.
      The table below shows the total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios of the Bank at December 31, 2004 and 2003, and the minimum amounts and ratios needed to meet the definition of “well capitalized”.

			Minimum Amount and
			Ratio to Remain Well
	Actual		Capitalized

	Amount	Ratio	Amount	Ratio

	(Thousands)		(Thousands)
As of December 31, 2004:
Total Capital (to Risk-Weighted Assets)	$20,849	14.99%	$13,909	10.00%

Tier 1 Capital (to Risk-Weighted Assets)	$19,664	14.14%	$8,345	6.00%

Tier 1 Capital (to Average Assets)	$19,644	6.59%	$14,905	5.00%

			Minimum Amount and
			Ratio to Remain Well
	Actual		Capitalized

	Amount	Ratio	Amount	Ratio

	(Thousands)		(Thousands)
As of December 31, 2003:
Total Capital (to Risk-Weighted Assets)	$17,916	15.35%	$11,670	10.00%

Tier 1 Capital (to Risk-Weighted Assets)	$16,851	14.44%	$7,002	6.00%

Tier 1 Capital (to Average Assets)	$16,851	6.71%	$12,551	5.00%

NOTE 17 — FAIR VALUE OF FINANCIAL INSTRUMENTS
      The table which follows shows the estimated fair value and the related carrying amounts of the Bank’s financial instruments at December 31, 2004.
      For purposes of this disclosure, the estimated fair value for cash and cash equivalents is considered to approximate their carrying amounts. The estimated fair value for securities is based on quoted market values for the individual or equivalent securities. The estimated fair value for loans is based on interest rates the Bank would have charged borrowers at December 31, 2004 for similar loans, maturities and terms.
      The estimated fair value for demand and savings deposits is based on their carrying amount. The estimated fair value for time deposits is based on rates the Bank offered at December 31, 2004 for deposits of similar remaining maturities. The estimated fair value for other financial instruments, off-balance-sheet loan commitments and guarantees are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. Assets and liabilities of

CENTURY NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)
the Bank that are not defined as financial instruments, such as premises and equipment, are excluded from these disclosures.

	Carrying	Estimated
	Amount	Fair Value

	(In thousands)
Financial Assets:
Cash and cash equivalents	$121,751	$121,751
Securities available for sale	14,569	14,569
Securities held to maturity	74,539	73,937
Net loans	97,640	97,572
Financial Liabilities:
Demand and savings deposits	278,815	278,815
Time deposits	11,029	11,014
Short-term borrowings	164	164
Off-balance-sheet instruments	—	8
      Non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, customer goodwill, and similar items.
      While these estimates of fair value are based on management’s judgment of the most appropriate factors, there is no assurance that, were the Bank to have disposed of such items at December 31, 2004, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2004 should not necessarily be considered to apply at subsequent dates.
NOTE 18 — PENDING SALE OF THE BANK
      On November 30, 2004, the Bank entered into an Agreement and Plan of Merger with Seacoast Banking Corporation and its subsidiary bank. Under this agreement, the shareholders of the Bank may elect to receive either cash (subject to certain limitations) or shares of the Buyer’s common stock in exchange for shares of Bank stock they hold immediately before the transaction. Pursuant to the agreement, the Bank will be merged into the Buyer’s subsidiary bank upon consummation.
      The ultimate purchase price is subject to various fluctuations, based upon the Buyer’s per share fair value and other conditions that might occur during the period from the signing of the agreement until the transaction is consummated. However, the purchase price is expected to fall in the range of $42 million to $48 million.
      The transaction is subject to approval by certain regulatory authorities, as well as the shareholders of both parties to the agreement. Provided all necessary approvals are received, the transaction is anticipated to close in the second quarter of 2005.

APPENDIX A
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
SEACOAST BANKING CORPORATION OF FLORIDA
FIRST NATIONAL BANK & TRUST COMPANY OF THE TREASURE COAST
AND
CENTURY NATIONAL BANK
Dated as of November 30, 2004

A-i

A-ii

A-iii

LIST OF EXHIBITS

Exhibit
Number	Description

1	Form of Support Agreement
2	Form of Affiliate Agreement
3	Form of Employment Agreement
4	Form of Director’s Agreement
5	Form of Claims Letter

A-iv

AGREEMENT AND PLAN OF MERGER
      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of November 30, 2004 is by and among Seacoast Banking Corporation of Florida (“Buyer”), a Florida corporation; First National Bank & Trust Company of the Treasure Coast, Stuart, Florida, a national banking association (“First National” or alternatively “Interim” (as defined below), if designated by Buyer pursuant to Section 1.4, in either case, the “Merger Subsidiary”) ; and Century National Bank, Orlando, Florida (“Seller”), a national banking association.
Preamble
      The respective Boards of Directors of Buyer and Seller have determined that the transactions described herein are in the best interests of the Parties to this Agreement and their respective shareholders. This Agreement provides for the acquisition of Seller by Buyer pursuant to the merger of Seller with and into Merger Subsidiary. The transactions described in this Agreement are subject to the approvals of the shareholders of Seller, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency (“OCC”) and the satisfaction of certain other conditions described in this Agreement. It is the intention of the Parties to this Agreement that the Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
      Certain capitalized terms used in this Agreement are defined in Section 11.1 of this Agreement.
      NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:
ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER
1.1     Merger.
      Subject to the terms and conditions of this Agreement, at the Effective Time, Seller shall be merged with and into Merger Subsidiary pursuant to and with the effect provided in 12 U.S.C. 215a (the “Merger”), and the Merger Subsidiary shall be the Surviving Bank resulting from the Merger and shall remain a wholly owned subsidiary of Buyer. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Seller and Buyer, and has been approved by First National’s Board of Directors and by Buyer, as First National’s sole shareholder.
1.2     Time and Place of Closing.
      The closing of the transactions contemplated hereby (the “Closing”) will take place at 9:00 A.M. Eastern Time on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M. Eastern Time), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties.
1.3     Effective Time.
      The Merger and other transactions contemplated by this Agreement shall become effective on the date and time the Articles of Merger (the “Articles of Merger”) reflecting the Merger shall become effective with the OCC (the “Effective Time”). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last business day of the month in which the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of Seller approve this Agreement to the extent such approval is required by applicable Law or such later date within 30 days thereof as may be specified by Buyer.
1.4     Restructure of Transaction
      Buyer shall have the right to revise the structure of the Merger contemplated by this Agreement in order to assure that the Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code or to substitute an interim national bank that is wholly owned by Buyer (“Interim”) for First National as the entity into which Seller merges, provided, that no such revision to the structure of the Merger shall result in (i) any changes in the amount or type of the consideration which the holders of shares of Seller Common Stock are entitled to receive under this Agreement, or (ii) would unreasonably impede or delay consummation of the Merger. Buyer may exercise this right of revision by giving written notice to Seller in the manner provided in Section 11.8, which notice shall be in the form of an amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Merger.
ARTICLE 2
TERMS OF MERGER
2.1     Charter.
      The Articles of Association of Merger Subsidiary in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Bank until duly amended or repealed; provided that such Articles of Association shall be amended to reflect that the name of the Surviving Bank shall be “Century National Bank.”
2.2     Bylaws.
      The Bylaws of Merger Subsidiary in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Bank until duly amended or repealed.
2.3     Directors and Officers.
      The directors of Merger Subsidiary in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Bank from and after the Effective Time in accordance with the Bylaws of the Surviving Bank. The officers of Merger Subsidiary in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Bank from and after the Effective Time in accordance with the Bylaws of the Surviving Bank.
ARTICLE 3
MANNER OF CONVERTING SHARES
3.1     Conversion of Shares.
      Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Subsidiary or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

(a) Each share of capital stock of Buyer issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time, except for shares of Seller Common Stock held by Seller or Buyer (other than shares of Seller Common Stock (x) held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties (any such shares, and shares of Buyer Common Stock which are similarly held, whether held directly or indirectly by Seller or Buyer, being referred to herein as “Trust Account Shares”) or (y) held on account of a debt previously contracted (any such shares of Seller Common Stock, and shares of Buyer Common Stock which are similarly held directly or indirectly by Seller or Buyer, being referred herein as “DPC Shares”)) shall be converted, at the election of the holder thereof, in accordance with the procedure set forth in Article 4 and subject to Section 3.1(d) and Section 3.2, into the right to receive the following, without interest:

(i) for each share of Seller Common Stock issued and outstanding at the Effective Time with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Article 4 (a “Cash Election”), the right to receive in cash from Buyer an amount equal to the quotient of $46,193,088 divided by the sum of the number of shares of Seller Common Stock issued and outstanding at the Effective Time plus the number of shares of Seller Common Stock issuable as of the Effective Time pursuant to unexercised Seller Options (the “Per Share Amount”) (collectively, the shares of Seller Common Stock as to which a Cash Election has been made and such Cash Election has not been revoked or lost are called the “Cash Election Shares”); and

(ii) for each share of Seller Common Stock with respect to which an election to receive Buyer Common Stock has been effectively made and not revoked or lost pursuant to Article 4 (a “Stock Election”), the right to receive from Buyer the fraction of a share of Buyer Common Stock as is equal to the Exchange Ratio (the “Stock Consideration”) (collectively, the “Stock Election Shares”).

“Exchange Ratio” shall be the quotient obtained (expressed to five decimal places) resulting from dividing the Per Share Amount by the Average Buyer Price, provided in no event shall the Exchange Ratio be greater than the Exchange Ratio obtained by using the Per Share Amount at the Effective Time and the product of 90% and an Average Buyer Price of $22.50 or less than the Exchange Ratio obtained by using the Per Share Amount at the Effective Time and the product of 110% and an Average Buyer Price of $22.50.

“Cash Consideration” shall mean the cash payable for all Cash Election Shares, which shall be $15,693,342 less the amount of Option Settlement Payments that are paid or payable at the Effective Time due to Seller Options not being exercised prior to the Effective Time. In no event shall the Buyer be obligated hereunder to pay cash in an aggregate amount greater than $15,693,342 for all Cash Election Shares and Seller Options, or to deliver more than 1,506,160 shares of Buyer Common Stock in exchange for Stock Election Shares.

The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.” Shareholders of Seller may elect, subject to proration and the other terms and conditions hereof, to receive Buyer Common Stock for all or some of the shares of Seller Common Stock, or cash in exchange for all or some of the shares of Seller Common Stock, or any combination of Cash Consideration and Stock Consideration.

(c) All of the shares of Seller Common Stock converted into the right to receive the Merger Consideration pursuant to this Article 3 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Seller Common Stock (each, a “Seller Stock Certificate”) shall thereafter represent only the right to receive without interest (i) the number of whole shares of Buyer Common Stock, (ii) the aggregate Cash Consideration and (iii) cash in lieu of fractional shares, into which the shares of Seller Common Stock represented by such Seller Stock Certificate have been converted pursuant to this Section 3.1 and Section 3.6.

(d) If, between the date of this Agreement and the Effective Time, the outstanding shares of Buyer Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio payable pursuant to this Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Seller Common Stock that are held by Seller or Buyer (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist and no Merger Consideration shall be payable or delivered in exchange therefor. All shares of Buyer Common Stock that are held by Seller (other than Trust Account Shares and DPC Shares) shall become treasury stock of Buyer.

3.2     Proration.
      (a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Seller Common Stock to be converted into Cash Consideration pursuant to Section 3.1 (the “Cash Conversion Number”) shall be equal to the quotient obtained by dividing (x) the Cash Consideration by (y) the Per Share Amount. All of the other shares of Seller Common Stock shall be converted into Stock Consideration (other than shares of Seller Common Stock to be canceled as provided in Section 3.1(e)) and other than any shares of Seller Common Stock that are Dissenter Shares.
      (b) Within five business days after the Effective Time, Buyer shall cause the Exchange Agent (as defined below) to effect the allocation among holders of Seller Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of Seller Common Stock with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration and Stock Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Stock Election Shares, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

3.3     Election Procedures.
      Each holder of record of shares of Seller Common Stock (“Holder”) shall have the right, subject to the limitations set forth in this Article 3, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 3.3 (herein called an “Election”) (x) the number of shares of Seller Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (y) the number of shares of Seller Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Buyer shall prepare a form reasonably acceptable to Seller (the “Form of Election”) which shall be mailed to Seller’s shareholders entitled to vote at the Seller Shareholders’ Meeting (as hereinafter defined) so as to permit Seller’s shareholders to exercise their right to make an Election prior to the Election Deadline.

(c) Buyer shall make the Form of Election initially available at the time that the Proxy Statement (as defined herein) is made available to the shareholders of Seller, to such shareholders, and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any shareholder of Seller who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline. In no event shall the Form of Election be made available less than twenty (20) days prior to the Election Deadline.

(d) Any Election shall have been made properly only if the person authorized to receive Elections and to act as Exchange Agent under this Agreement shall have received, by 5:00 P.M. Eastern Time, on the date of the Election Deadline, a Form of Election properly completed and signed and accompanied by Seller Stock Certificates to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Seller Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Buyer, in its sole discretion. As used herein, “Election Deadline” means 5:00 p.m. Eastern Time on the date that is the day prior to the date of the Seller Shareholders’ Meeting. Seller and Buyer shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.

(e) Any Seller shareholder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. Subject to the terms of the Exchange Agent Agreement, if Buyer shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Seller Common Stock, such Election shall be deemed to be not in effect, and the shares of Seller Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) Any Seller shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Seller Stock Certificate, or of the guarantee of delivery of such certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically, and all stock certificates, if any, held by the Exchange Agent, shall be promptly returned to the Seller shareholders, if the Exchange Agent is notified in writing by Buyer or Seller that this Agreement has been terminated in accordance with Article 10.

(g) Subject to the terms of the Exchange Agent Agreement, Buyer, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the validity of the Forms of Election and compliance by any Seller shareholder with the Election procedures set forth herein, (B) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 3.2, (C) the issuance and delivery of Buyer Stock Certificates into which shares of Seller Common Stock are converted in the Merger and (D) the method of payment of cash for shares of Seller Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Buyer Common Stock where the holder of the applicable Seller Stock Certificate has no right to receive whole shares of Buyer Common Stock.

3.4     Dissenting Shareholders.
      Any holder of shares of Seller Common Stock who perfects such holder’s dissenters’ rights in accordance with and as contemplated by 12 U.S.C. 215a shall be entitled to receive from the Surviving Corporation the value of such shares as to which dissenters rights have been perfected (“Dissenter Shares”) in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with all applicable provisions of such law, and surrendered to Seller the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of Seller fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal of and payment for such holder’s Dissenter Shares, Buyer or the Surviving Corporation shall issue and deliver the consideration to which such holder of shares of Seller Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing such shares of Seller Common Stock held by such holder.
3.5     Fractional Shares.
      Notwithstanding any other provision of this Agreement, each holder of shares of Seller Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by the market value of one share of Buyer Common Stock at the Effective Time. The market value of one share of Buyer Common Stock at the Effective Time shall be the last sale price of such common stock on the Nasdaq National Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Buyer) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.
3.6     Conversion of Stock Options.
      As compensation for services rendered to Seller, at the Effective Time, each option or Equity Right to purchase shares of Seller Common Stock pursuant to stock options granted by Seller under the Seller Stock Plans prior to the date of this Agreement and outstanding and unexercised at the Effective Time (“Seller Options”), whether or not such options are then exercisable, shall be canceled in exchange for a cash payment (without interest) by the Buyer for each share of Seller Common Stock subject to such Seller Option (each an “Option Settlement Payment”) equal to the amount, if any, by which the Per Share Amount exceeds the per share exercise price of the Seller Common Stock subject to such Seller Option, provided in no event shall the Buyer have any obligation to pay more than $2,622,023 in aggregate Option Settlement Payments. At the Effective Time, each such Seller Option shall no longer represent the right to purchase shares of Seller Common Stock, but in lieu thereof shall represent only the nontransferable right to receive the Option Settlement Payment without interest.

ARTICLE 4
EXCHANGE OF SHARES
4.1     Exchange Procedures.
      (a) Promptly after the Effective Time, Buyer shall make available to Buyer’s transfer agent or another exchange agent selected by Buyer (the “Exchange Agent”) for exchange in accordance with this Section 4.1 the shares of Buyer Common Stock issuable as Stock Consideration, pursuant to this Agreement and cash in an amount sufficient to permit payment of the Cash Consideration, the total Option Settlement Payments and cash in lieu of fractional shares pursuant to Section 3.5. Promptly after the Effective Time, Buyer and Seller shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which represented shares of Seller Common Stock immediately prior to the Effective Time (the “Certificates”) appropriate transmittal materials and instructions (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent). The Certificate or Certificates of Seller Common Stock so delivered shall be duly endorsed as the Exchange Agent may require. In the event of a transfer of ownership of shares of Seller Common Stock represented by Certificates that is not registered in the transfer records of Seller, the consideration provided in Section 3.1 may be issued to a transferee if the Certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. If any Certificate shall have been lost, stolen, mislaid or destroyed, upon receipt of (i) an affidavit of that fact from the holder claiming such Certificate to be lost, mislaid, stolen or destroyed, (ii) such bond, security or indemnity as Buyer and the Exchange Agent may reasonably require, and (iii) any other documents necessary to evidence and effect the bona fide exchange thereof, the Exchange Agent shall issue to such holder the consideration into which the shares represented by such lost, stolen, mislaid or destroyed Certificate shall have been converted. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. The Buyer shall pay all charges and expenses, including those of the Exchange Agent, in connection with the distribution of the consideration provided in Section 3.1.
      (b) After the Effective Time, each holder of shares of Seller Common Stock (other than shares to be canceled pursuant to Section 3.1(e) or Dissenter Shares) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to this Section 4.1. To the extent required by Section 3.5, each holder of shares of Seller Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the Certificate or Certificates, cash in lieu of any fractional share of Buyer Common Stock to which such holder may be otherwise entitled (without interest). Buyer shall not be obligated to deliver the consideration to which any former holder of Seller Common Stock is entitled as a result of the Merger until such holder surrenders such holder’s Certificate or Certificates for exchange as provided in this Section 4.1.
      (c) Each of Buyer, the Surviving Bank and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Seller Common Stock such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that any amounts are so withheld by Buyer, the Surviving Bank or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Seller Common Stock in respect of which such deduction and withholding was made by Buyer, the Surviving Bank or the Exchange Agent, as the case may be.
      (d) Any other provision of this Agreement notwithstanding, none of Buyer, the Surviving Bank or the Exchange Agent shall be liable to a holder of Seller Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar

Law. Adoption of this Agreement by the shareholders of Seller shall constitute ratification of the appointment of the Exchange Agent.
4.2     Rights of Former Seller Shareholders.
      At the Effective Time, the stock transfer books of Seller shall be closed and no transfer of Seller Common Stock by any holder of such shares prior to the Effective Time shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each Certificate theretofore representing shares of Seller Common Stock (other than shares to be canceled pursuant to Sections 3.1(e) or which are Dissenters Shares shall from and after the Effective Time represent for all purposes only the right to receive the Merger Consideration provided in Article 3 in exchange therefor. To the extent permitted by applicable provisions of the FBCA, former shareholders of record of Seller shall be entitled to vote after the Effective Time at any meeting of Buyer shareholders the number of whole shares of Buyer Common Stock into which their respective shares of Seller Common Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing Buyer Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Buyer on the Buyer Common Stock, the record date for which is after the Effective Time, the declaration shall include dividends or other distributions on all shares of Buyer Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Buyer Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Certificate until such holder surrenders such Certificate for exchange as provided in Section 4.1. However, upon surrender of such Certificate, the Buyer Common Stock certificate (together with all such undelivered dividends or other distributions without interest) shall be delivered and paid with respect to each share of Seller Common Stock represented by such Certificate.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SELLER
      Seller hereby represents and warrants to Buyer and Merger Subsidiary as follows:
5.1     Organization, Standing, and Power.
      Seller is a national banking association duly organized, validly existing, and in good standing under the Laws of the United States of America, and has the entity power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Seller is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect. The minute book and other organizational documents for Seller have been made available to Buyer for its review and, except as disclosed in Section 5.1 of the Seller Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors (including any committees of the Board of Directors) and shareholders thereof. The Seller is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits held by Seller are insured by the FDIC’s Bank Insurance Fund.
5.2     Authority of Seller; No Breach By Agreement.
      (a) Seller has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of this Agreement and the Merger by Seller’s shareholders in accordance with this Agreement and Federal law, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Seller, subject to the approval of this Agreement by the holders of two-thirds of the outstanding shares of Seller Common Stock as contemplated by Section 8.1, which is the only shareholder vote required for approval of this Agreement and consummation of the Merger by Seller. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms.
      (b) Neither the execution and delivery of this Agreement by Seller, nor the consummation by Seller of the transactions contemplated hereby, nor compliance by Seller with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Seller’s Articles of Association or Bylaws or the certificate or articles of incorporation or bylaws of any Seller Subsidiary or any resolution adopted by the board of directors or the shareholders of any Seller Entity, or (ii) except as disclosed in Section 5.2 of the Seller Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Seller Entity under, any Contract or Permit of any Seller Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Seller Entity or any of their respective material Assets (including any Buyer Entity or any Seller Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Buyer Entity or any Seller Entity being reassessed or revalued by any Regulatory Authority).
      (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Seller of the Merger and the other transactions contemplated in this Agreement.
5.3     Capital Stock.
      (a) The authorized capital stock of Seller consists only of 10,000,000 shares of Seller Common Stock, of which 1,485,546 shares are issued and outstanding as of the date of this Agreement and assuming that none of the issued and outstanding Options are exercised, not more than 1,485,546 shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of capital stock of Seller are duly and validly issued and outstanding and are fully paid and nonassessable except as provided in 12 U.S.C. 55. None of the outstanding shares of capital stock of Seller has been issued in violation of any preemptive rights of the current or past shareholders of Seller.
      (b) Except for the 140,969 options issued and outstanding as disclosed in Section 5.3(b) of the Seller Disclosure Memorandum, there are no shares of capital stock or other equity securities of Seller outstanding and no outstanding Equity Rights relating to the capital stock of Seller. Except as specifically contemplated by this Agreement, no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Equity Right for the purchase, subscription or issuance of any securities of Seller.
5.4     Seller Subsidiaries.
      Seller has disclosed in Section 5.4 of the Seller Disclosure Memorandum each of the Seller Subsidiaries, that is a corporation (identifying its jurisdiction of incorporation, each jurisdiction in which it is qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and each of the Seller Subsidiaries that is a general or limited partnership, limited liability company, or other non-corporate entity (identifying the form of organization and the Law under which such entity is organized, each jurisdiction in which it is qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein). Except as disclosed in Section 5.4 of the Seller Disclosure Memorandum, Seller owns, directly or indirectly all of the issued and outstanding shares of capital stock (or other equity interests) of each Seller Subsidiary. No capital stock (or other equity interest) of any Seller Subsidiary is or may become required to be issued (other than to another

Seller Entity) by reason of any Equity Rights, and there are no Contracts by which any Seller Subsidiary is bound to issue (other than to another Seller Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Seller Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Seller Subsidiary (other than to another Seller Entity). There are no Contracts relating to the rights of any Seller Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Seller Subsidiary. All of the shares of capital stock (or other equity interests) of each Seller Subsidiary are fully paid and nonassessable and are owned directly or indirectly by the Seller free and clear of any Lien. Except as disclosed in Section 5.4 of the Seller Disclosure Memorandum, each Seller Subsidiary is a corporation, limited liability company, limited partnership or limited liability partnership, and each such Subsidiary is duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate or entity power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Seller Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect. The minute book and other organizational documents for each Seller Subsidiary have been made available to Buyer for its review, and, except as disclosed in Section 5.4 of the Seller Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.
5.5     Exchange Act Filings; Financial Statements.
      (a) Seller has timely filed and made available to Buyer all Exchange Act Documents required to be filed by Seller since December 31, 1999 (the “Seller Exchange Act Reports”). The Seller Exchange Act Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Seller Exchange Act Reports or necessary in order to make the statements in such Seller Exchange Act Reports, in light of the circumstances under which they were made, not misleading. Seller has delivered to Buyer all comment letters received by Seller from the staff of the OCC and all responses to such comment letters by or on behalf of Seller. Seller’s principal executive officer and principal financial officer (and Seller’s former principal executive officers and principal financial officers, as applicable) have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the Exchange Act thereunder with respect to Seller’s Exchange Act Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes–Oxley Act. Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Seller nor any of its officers has received notice from any Regulatory Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications. Except for Seller Subsidiaries that are registered as a broker, dealer, or investment advisor, no Seller Subsidiary is required to file any Exchange Act Documents.
      (b) Each of the Seller Financial Statements (including, in each case, any related notes) contained in the Seller Exchange Act Reports, including any Seller Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the Exchange Act and OCC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the Exchange Act), and fairly presented in all material respects the financial position of Seller and its Subsidiaries as at the respective dates and the results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect and were certified to the extent required by the Sarbanes-Oxley Act.
      (c) Seller’s independent public accountants, which have expressed their opinion with respect to the Financial Statements of Seller and its Subsidiaries included in Seller’s Exchange Act Reports (including the related notes), are and have been throughout the periods covered by such Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period, (y) “independent” with respect to Seller within the meaning of Regulation S-X and, (z) with respect to the Seller, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws. Section 5.5(c) of the Seller Disclosure Memorandum lists all non-audit services preformed by Seller’s independent public accountants for Seller and its Subsidiaries.
      (d) Seller maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Seller and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Seller’s Exchange Act Documents. Seller and its directors and executive officers are not subject to Section 16(a) of the Exchange Act.
5.6     Absence of Undisclosed Liabilities.
      No Seller Entity has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, except Liabilities which are accrued or reserved against in the balance sheets of Seller as of September 30, 2004, included in the Seller Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. No Seller Entity has incurred or paid any Liability since September 30, 2004, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or (ii) in connection with the transactions contemplated by this Agreement. Except as disclosed in Section 5.6 of the Seller Disclosure Memorandum, no Seller Entity is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Person for any amount in excess of $50,000. Except (x) as reflected in Seller’s unaudited balance sheet at September 30, 2004 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP or any applicable Regulatory Authority) or (y) for liabilities incurred in the ordinary course of business since December 31, 2003 consistent with past practice or in connection with this Agreement or the transactions contemplated hereby, neither Seller nor any of its Subsidiaries has any Material Liabilities or obligations of any nature. Section 5.6 of the Seller Disclosure Memorandum lists, and Seller has delivered to Buyer copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K of the Exchange Act) effected by the Seller or its Subsidiaries other than letters of credit.
5.7     Absence of Certain Changes or Events.
      Except as disclosed in the Seller Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.7 of the Seller Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, and (ii) none of the Seller Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Seller provided in Article 7.
5.8     Tax Matters.
      (a) All Seller Entities have timely filed with the appropriate Taxing authorities all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all respects. None of the Seller Entities is the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the Seller Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any of the Seller Entities. No claim has ever been made by an authority in a jurisdiction where any Seller Entity does not file a Tax Return that such Seller Entity may be subject to Taxes by that jurisdiction.
      (b) None of the Seller Entities has received any notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or pending disputes, claims, audits or examinations regarding any Taxes of any Seller Entity or the assets of any Seller Entity. No officer or employee responsible for Tax matters of any Seller Entity expects any Taxing Authority to assess any additional Taxes for any period for which Tax Returns have been filed. No issue has been raised by a Taxing Authority in any prior examination of the company which, by application of the same or similar principles, could be expected to result in a proposed deficiency for any subsequent taxable period. None of the Seller Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.
      (c) Each Seller Entity has complied with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.
      (d) The unpaid Taxes of each Seller Entity (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Seller Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Seller Entities in filing their Tax Returns.
      (e) None of the Seller Entities is a party to any Tax allocation or sharing agreement and none of the Seller Entities has been a member of an affiliated group filing a consolidated federal income Tax Return or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.
      (f) During the five-year period ending on the date hereof, none of the Seller Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by Section 355 of the Code.
      (g) None of the Seller Entities has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Code, or which would be subject to withholding under Section 4999 of the Code. Seller has not been a United States real property holding corporation within the meaning of Code Section 897(c)(1)(A)(ii). None of the Seller Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. There is no taxable income of the Company that will be required under applicable tax law to be reported by the Purchaser or any its Affiliates, including the Company, for a taxable period beginning after the Closing Date which taxable income was realized prior to the Closing Date. The net operating losses of the Seller Entities are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code or any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.
      (h) Each of the Seller Entities is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.
      (i) The Company is not subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.
      (j) No property owned by the Company is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 76-30, (v) subject to Section 168(g)(1)(A) of the Code or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.
      (k) The Company does not have any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.
      (l) The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.
      (m) The Company has not participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.
5.9     Allowance for Possible Loan Losses.
      The Seller’s allowance for possible loan, securities or credit losses (the “Allowance”) shown on the balance sheets of Seller included in the most recent Seller Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the balance sheets of Seller included in the Seller Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables, letters of credit and commitments to make loans or extend credit), by the Seller Entities as of the dates thereof, except where the failure of such Allowance to be so adequate is not reasonably likely to have a Buyer Material Adverse Effect.
5.10     Assets.
      (a) Except as disclosed in Section 5.10 of the Seller Disclosure Memorandum or as disclosed or reserved against in the Seller Financial Statements delivered prior to the date of this Agreement, the Seller Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets, except for any such Liens or other defects of title which are not reasonably likely to have a Seller Material Adverse Effect. All tangible properties used in the businesses of the Seller Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Seller’s past practices.
      (b) All Assets which are material to Seller’s business, held under leases or subleases by any of the Seller Entities, are held under valid Contracts enforceable in accordance with their respective terms, and each such Contract is in full force and effect.
      (c) The Seller Entities currently maintain insurance similar in amounts, scope, and coverage to that maintained by other peer organizations. None of the Seller Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims for amounts exceeding $100,000 individually or in the aggregate pending under such policies of insurance and no notices of claims in excess of such amounts have been given by any Seller Entity under such policies. Seller has made no claims, and no claims are contemplated to be made, under its errors and omissions insurance or blanket bond.

      (d) The Assets of the Seller Entities include all Assets required to operate the business of the Seller Entities as presently conducted.
5.11     Intellectual Property.
      Each Seller Entity owns or has a license to use all of the Intellectual Property used by such Seller Entity in the course of its business, including sufficient rights in each copy possessed by each Seller Entity. Each Seller Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Seller Entity in connection with such Seller Entity’s business operations, and such Seller Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Seller Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Seller threatened, which challenge the rights of any Seller Entity with respect to Intellectual Property used, sold or licensed by such Seller Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of the Seller Entities does not infringe any Intellectual Property of any other person. Except as disclosed in Section 5.11 of the Seller Disclosure Memorandum, no Seller Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Except as disclosed in Section 5.11 of the Seller Disclosure Memorandum, Seller has no Contracts with its directors, officers, or employees which requires such officer, director or employee to assign any interest in any Intellectual Property to a Seller Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of a Seller Entity, and no such officer, director or employee is party to any Contract with any Person other than a Seller Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a Seller Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a Seller Entity. Except as disclosed in Section 5.11 of the Seller Disclosure Memorandum, no officer, director or employee of any Seller Entity is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any Person, including any Seller Entity.
5.12     Environmental Matters.
      (a) To Seller’s knowledge, each Seller Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect.
      (b) To Seller’s Knowledge of Seller, there is no Litigation pending or threatened before any Governmental Authority or other forum in which any Seller Entity or any of its Operating Properties or Participation Facilities (or Seller in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Seller Entity or any of its Operating Properties or Participation Facilities.
      (c) During the period of (i) any Seller Entity’s ownership or operation of any of their respective current properties, (ii) any Seller Entity’s participation in the management of any Participation Facility, or (iii) any Seller Entity’s holding of a security interest in any Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties. Prior to the period of (i) any Seller Entity’s ownership or operation of any of their respective current properties, (ii) any Seller Entity’s participation in the management of any Participation Facility, or (iii) any Seller Entity’s holding of a security interest in any Operating Property, to Seller’s Knowledge, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property.

5.13     Compliance with Laws.
      Seller is a member in good standing of the Federal Reserve System and the FDIC. Each Seller Entity has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which could not reasonably be anticipated to have, individually or in the aggregate, a Seller Material Adverse Effect. Except as disclosed in Section 5.13 of the Seller Disclosure Memorandum, none of the Seller Entities:
      (a) is in Default under any of the provisions of its Articles of Incorporation or Association or Bylaws (or other governing instruments);
      (b) is in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business; or
      (c) has received any notification or communication from any Governmental Authority (i) asserting that any Seller Entity is not, or may not be, in compliance with any Laws or Orders where such noncompliance is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, (ii) threatening to revoke any Permits which is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, or (iii) requiring any Seller Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business or in any manner relates to its employment decisions, its employment or safety policies or practices, its capital adequacy, its credit or reserve policies, it use of brokered deposits or affects the cost of its FDIC insurance, its hiring or compensation of management, or the payment of dividends.
      Copies of all material reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to Buyer.
5.14     Labor Relations.
      (a) No Seller Entity is the subject of any Litigation asserting that it or any other Seller Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Seller Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Seller Entity party to any collective bargaining agreement or subject to any bargaining order, injunction or other Order relating to Seller’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout or other job action or labor dispute involving any Seller Entity pending or threatened and there has been no such actions or disputes in the past five years. To Seller’s Knowledge, there has not been any attempt by any Seller Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Seller Entity. Except as disclosed in Section 5.14 of the Seller Disclosure Memorandum, employment of each employee and the engagement of each independent contractor of each Seller Entity is terminable at will by the relevant Seller Entity without (i) any penalty, liability or severance obligation incurred by any Seller Entity, (ii) and in all cases without prior consent by any Governmental Authority. No Seller Entity will owe any amounts to any of its employees or independent contractors as of the Closing Date, including any amounts incurred for any wages, bonuses, vacation pay, sick leave, contract notice periods, change of control payments or severance obligations except as disclosed in Section 5.14 of the Seller Disclosure Memorandum.
      (b) All of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

5.15     Employee Benefit Plans
      (a) Seller has disclosed in Section 5.15 of the Seller Disclosure Memorandum, and has delivered or made available to Buyer prior to the execution of this Agreement, (i) copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Seller Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the “Seller Benefit Plans”) and (ii) a list of each Employee Benefit Plan that is not identified in (i) above (e.g., former Employee Benefit Plans) but for which any Seller Entity or ERISA Affiliate has or reasonably could have any obligation or Liability. Any of the Seller Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Seller ERISA Plan.” Each Seller ERISA Plan which is also a “defined benefit plan” (as defined in Code Section 414(j)) is referred to herein as a “Seller Pension Plan,” and is identified as such in Section 5.15 of the Seller Disclosure Memorandum.
      (b) Seller has delivered to Buyer prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Employee Benefit Plans, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the United States Internal Revenue Service (“IRS”), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2001-17 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, and (v) the most recent summary plan descriptions and any material modifications thereto.
      (c) Each Seller Benefit Plan is in compliance with the terms of such Seller Benefit Plan, in compliance with the applicable requirements of the Code, in material compliance with the applicable requirements of ERISA, and in compliance with any other applicable Laws. Each Seller ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that is still in effect and applies to the Seller ERISA Plan as amended and as administered or, within the time permitted under Code Section 401(b), has timely applied for a favorable determination letter which when issued will apply retroactively to the Seller ERISA Plan as amended and as administered. Seller is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Seller has not received any communication (written or unwritten) from any government agency questioning or challenging the compliance of any Seller Benefit Plan with applicable Laws. No Seller Benefit Plan is currently being audited by any Governmental agency for compliance with applicable Laws or has been audited with a determination by Authorities among Governmental Authority that the Employee Benefit Plan failed to comply with applicable Laws.
      (d) There has been no oral or written representation or communication with respect to any aspect of the Employee Benefit Plans made to employees of the Seller which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. Neither the Seller nor any administrator or fiduciary of any Seller Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject the Seller or Buyer to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary or other duty under ERISA. There are no unresolved claims or disputes under the terms of, or in connection with, the Seller Benefit Plans other than claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, inquiry, hearing or investigation has been commenced with respect to any Seller Benefit Plan.
      (e) All Seller Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Seller Benefit Plans are correct and complete, have been timely filed with the IRS or the DOL, and distributed to participants of the Seller Benefit Plans (as required by Law), and there have been no changes in the information set forth therein.
      (f) To the Seller’s Knowledge, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Seller Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or ERISA Section 406).
      (g) For any Seller Pension Plan, the fair market value of such Seller Pension Plan’s assets equals or exceeds the present value of all benefits (whether vested or not) accrued to date by all present or former participants in such Seller Pension Plan. For this purpose, the assumptions prescribed by the Pension Benefit Guaranty Corporation for valuing plan assets or liabilities upon plan termination shall be applied and the term “benefits” shall include the value of all benefits, rights and features protected under Code Section 411(d)(6) or its successors and any ancillary benefits (including disability, shutdown, early retirement and welfare benefits) provided under any such employee pension benefit plan and all “benefit liabilities” as defined in ERISA Section 4001(a)(16). Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of the Seller Pension Plan, (ii) no change in the actuarial assumptions with respect to any Seller Pension Plan, and (iii) no increase in benefits under any Seller Pension Plan as a result of Seller Pension Plan amendments or changes in any applicable Law which is reasonably likely to have, individually or in the aggregate, a material adverse effect on the funding status of such Seller Pension Plan. All contributions with respect to an Employee Benefit Plan of Seller, or any of its ERISA Affiliates that is subject to Code Section 412 or ERISA Section 302 have or will be timely made and, with respect to any such Employee Benefit Plan, there is no Lien nor is there expected to be a Lien under Code Section 412(n) or ERISA Section 302(f) or Tax under Code Section 4971. No Seller Pension Plan has a “liquidity shortfall” as defined in Code Section 412(m)(5). Neither Seller nor any of its ERISA Affiliates is subject to or can reasonably be expected to become subject to a Lien under Code Section 401(a)(29). All premiums required to be paid under ERISA Section 4006 have been timely paid by Seller and by its ERISA Affiliates.
      (h) No Liability under Title IV of ERISA has been or is expected to be incurred by Seller or its ERISA Affiliates and no event has occurred that could reasonably result in Liability under Title IV of ERISA being incurred by Seller or its ERISA Affiliates with respect to any ongoing, frozen, or terminated single-employer plan of Seller or the single-employer plan of any ERISA Affiliate. There has been no “reportable event,” within the meaning of ERISA Section 4043 for which the 30-day reporting requirement has not been waived by any ongoing, frozen, or terminated single employer plan of Seller or of an ERISA Affiliate.
      (i) Except as disclosed in Section 5.15 of the Seller Disclosure Memorandum, no Seller Entity has any Liability for retiree health and life benefits under any of the Seller Benefit Plans and there are no restrictions on the rights of such Seller Entity to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder except to the extent required under Part 6 of Title I of ERISA or Code Section 4980B. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Seller Benefit Plan and no circumstance exists which could give rise to such Taxes.
      (j) Except as disclosed in Section 5.15 of the Seller Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Seller Entity from any Seller Entity under any Seller Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Seller Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.
      (k) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Seller Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on the Seller Financial Statements to the extent required by and in accordance with GAAP.

      (l) All individuals who render services to any Seller Entity and who are authorized to participate in a Seller Benefit Plan pursuant to the terms of such Seller Benefit Plan are in fact eligible to and authorized to participate in such Seller Benefit Plan. All individuals participating in (or eligible to participate in) any Seller Benefit Plan are common-law employees of a Seller Entity.
      (m) On or after September 26, 1980, neither the Seller nor any of its ERISA Affiliates has had an “obligation to contribute” (as defined in ERISA Section 4212) to a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)).
      (n) there is no vesting of benefits and no payments or changes in terms due to any insured person as a result of this Agreement, the Merger or the transactions contemplated herein, under any bank-owned life insurance split dollar life insurance or similar arrangement or Contract, and the Successor Corporation shall, upon and after the Effective Time, succeed to and have all the rights in, to and under such Contracts as Seller presently holds.
5.16     Material Contracts.
      Except as disclosed in Section 5.16 of the Seller Disclosure Memorandum or otherwise reflected in the Seller Financial Statements, none of the Seller Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any Seller Entity or the guarantee by any Seller Entity of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds repurchase agreements, fully-secured by the United States government and government agency securities, and Federal Home Loan Bank advances of depository institution Subsidiaries incurred in the ordinary course of Seller’s business, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of Seller’s business), (iii) any Contract which prohibits or restricts any Seller Entity or any personnel of a Seller Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers and “shrink-wrap” software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Seller Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $50,000), and (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract not included on its balance sheet, and (viii) any other Contract that would be required to be filed as an exhibit to a Form 10-KSB filed by Seller with the OCC as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act (together with all Contracts referred to in Sections 5.11 and 5.15(a), the “Seller Contracts”). With respect to each Seller Contract and except as disclosed in Section 5.16 of the Seller Disclosure Memorandum: (A) the Contract is in full force and effect; (B) no Seller Entity is in Default thereunder; (C) no Seller Entity has repudiated or waived any material provision of any such Contract; (D) no other party to any such Contract is, to Seller’s Knowledge, in Default in any respect or has repudiated or waived each material provision thereunder; and (E) no consent is required by a Contract for the execution, delivery, or performance of this Agreement, the consummation of the Merger or the other transactions contemplated hereby. All of the indebtedness of any Seller Entity for money borrowed is prepayable at any time by such Seller Entity without penalty, premium or charge, except as specified in Section 5.16 of the Seller Disclosure Memorandum.
5.17     Privacy of Customer Information
      (a) Seller is the sole owner of all individually identifiable personal information relating to identifiable or identified natural person (“IIPI”) relating to customers, former customers and prospective customers that will be transferred to Buyer and the Surviving Bank pursuant to this Agreement.

      (b) Seller’s collection and use of such IIPI the transfer of such IIPI to the Surviving Bank, and the use of such IIPI by the Surviving Bank as contemplated by this Agreement complies with Seller’s privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable privacy Laws, and any Contract or industry standard relating to privacy.
5.18     Legal Proceedings.
      There is no Litigation instituted or pending, or, to the Knowledge of Seller, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable possibility of an unfavorable outcome) against any Seller Entity, or against any director, officer, employee or agent of any Seller Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of the Seller Entity or Employee Benefit Plan of any Seller Entity, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, nor are there any Orders outstanding against any Seller Entity. Section 5.18(a) of the Seller Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement (a) to which any Seller Entity is a party and which names a Seller Entity as a defendant or cross-defendant or for which any Seller Entity has any potential Liability or (b) against any director or officer of Seller pursuant to Section 8A or 20(b) of the Securities Act of Section 21(d) or 21C of the Exchange Act. Section 5.18(b) of the Seller Disclosure Memorandum contains a summary of all Orders to which any Seller Entity is subject.
5.19     Reports.
      Each Seller Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.
5.20     Books and Records.
      Each of Seller and each Seller Entity maintains accurate books and records reflecting its Assets and Liabilities and maintains proper and adequate internal accounting controls which provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Seller and to maintain accountability for Seller’s consolidated Assets; (c) access to Seller’s Assets is permitted only in accordance with management’s authorization; (d) the reporting of Seller’s Assets is compared with existing Assets at regular intervals; and (e) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.
5.21     Loans to Executive Officers and Directors.
      Seller has not, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Seller, except as permitted by Section 13(k) of the Exchange Act and Federal Reserve Regulation O. Section 5.21 of the Seller Disclosure Memorandum identifies any loan or extension of credit maintained by Seller to which the second sentence of Section 13(k)(1) of the Exchange Act applies.
5.22     Statements True and Correct.
      (a) No statement, certificate, instrument, or other writing furnished or to be furnished by any Seller Entity or any Affiliate thereof to Buyer pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
      (b) None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the Exchange Act will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading.
      (c) None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Seller’s shareholders in connection with the Seller’s Shareholders’ Meeting, and any other documents to be filed by a Seller Entity or any Affiliate thereof under the Securities Act or the Exchange Act or with any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the Seller’s shareholders, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Seller’s Shareholders’ Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Seller’s Shareholders’ Meeting.
      (d) All documents that any Seller Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.
5.23     Tax and Regulatory Matters.
      No Seller Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.
5.24     State Takeover Laws.
      Each Seller Entity has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable “moratorium,” “fair price,” “business combination,” “control share,” or other anti-takeover Laws, (collectively, “Takeover Laws”).
5.25     Charter Provisions.
      Each Seller Entity has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Association, Bylaws or other governing instruments of any Seller Entity or restrict or impair the ability of Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Seller Entity that may be directly or indirectly acquired or controlled by them.
5.26     Shareholders’ Voting Agreements.
      Each of the directors of Seller and each of the Beneficial Owners of 5% or more of the outstanding shares of Seller Common Stock has executed and delivered to Buyer the Support Agreements in the form of Exhibit 1 hereto.

5.27     Opinion of Financial Advisor.
      Seller has received the opinion of Seller Financial Advisor, dated the date of this Agreement, to the effect that the consideration to be received in the Merger by the holders of Seller Common Stock is fair, from a financial point of view, to such holders, a signed copy of which has been delivered to Buyer.
5.28     Board Recommendation.
      The Board of Directors of Seller, at a meeting duly called and held, has by unanimous vote of the directors present (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, the Support Voting Agreements and the transactions contemplated hereby and thereby, taken together, are fair to and in the best interests of the Seller’s shareholders and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of Seller Common Stock approve this Agreement, the Merger and the related transactions and to call and hold a special meeting of Seller’s shareholders to consider this Agreement, the Merger and the related transactions.
ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF BUYER
      Buyer hereby represents and warrants to Seller as follows:
6.1     Organization, Standing, and Power.
      Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Buyer is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.
6.2     Authority; No Breach By Agreement.
      (a) Buyer has the corporate power and authority necessary to execute, deliver and perform this Agreement, and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Buyer. This Agreement represents a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.
      (b) Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Buyer’s Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Buyer Entity under, any Contract or Permit of any Buyer Entity, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Buyer Entity or any of their respective material Assets.
      (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and the rules of Nasdaq, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse

Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Buyer of the Merger and the other transactions contemplated in this Agreement.
6.3     Capital Stock.
      The authorized capital stock of Buyer consists of (i) 22,000,000 shares of Buyer Common Stock, of which 17,103,650 shares were issued and outstanding (plus 145,100 restricted shares) at September 30, 2004, and (ii) 4,000,000 shares of Buyer Preferred Stock, none of which are issued and outstanding. All of the issued and outstanding shares of Buyer Capital Stock are, and all of the shares of Buyer Common Stock to be issued in exchange for shares of Seller Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the FBCA. None of the outstanding shares of Buyer Capital Stock has been, and none of the shares of Buyer Common Stock to be issued in exchange for shares of Seller Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of Buyer.
6.4     Buyer Subsidiaries.
      Buyer has disclosed in Section 6.4 of the Buyer Disclosure Memorandum all of the Buyer Subsidiaries as of the date of this Agreement that are corporations (identifying its jurisdiction of incorporation, each jurisdiction in which the character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and all of the Buyer Subsidiaries that are general or limited partnerships or other non-corporate entities (identifying the Law under which such entity is organized, each jurisdiction in which the character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein). Except as disclosed in Section 6.4 of the Buyer Disclosure Memorandum, Buyer or one of its wholly owned Subsidiaries owns directly or indirectly all of the issued and outstanding shares of each Buyer Subsidiary. No capital stock (or other equity interest) of any Buyer Subsidiary are or may become required to be issued (other than to another Buyer Entity) by reason of any Equity Rights, and there are no Contracts by which any Buyer Subsidiary is bound to issue (other than to another Buyer Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Buyer Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Buyer Subsidiary (other than to another Buyer Entity). There are no Contracts relating to the rights of any Buyer Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Buyer Subsidiary. All of the shares of capital stock (or other equity interests) of each Buyer Subsidiary held by a Buyer Entity are fully paid and nonassessable (except as provided by 12 U.S.C. 55) and are owned by the Buyer Entity free and clear of any Lien. Each Buyer Subsidiary is either a bank, or a corporation, limited liability company, limited partnership, statutory trust or limited liability partnership, and is duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Buyer Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Each Buyer Subsidiary that is a depository institution is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.
6.5     Exchange Act Filings; Financial Statements.
      (a) Buyer has timely filed and made available to Seller all Exchange Act Documents required to be filed by Buyer since December 31, 1999 (together with all such Exchange Act Documents filed, whether or not required to be filed, the “Buyer Exchange Act Reports”). The Buyer Exchange Act Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or subsequent filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer Exchange Act Reports or necessary in order to make the statements in such Buyer Exchange Act Reports, in light of the circumstances under which they were made, not misleading. Except for Buyer Subsidiaries that are registered as a securities broker or dealer or investment advisor, no Buyer Subsidiary is required to file any Exchange Act Documents.
      (b) Each of the Buyer Financial Statements (including, in each case, any related notes) contained in the Buyer Exchange Act Reports, including any Buyer Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the Exchange Act with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the Exchange Act), and fairly presented in all material respects the consolidated financial position of Buyer and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.
6.6     Absence of Certain Changes or Events.
      Except as disclosed in the Buyer Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 6.6 of the Buyer Disclosure Memorandum, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, and (ii) none of the Buyer Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Buyer provided in Article 7.
6.7     Tax Matters.
      (a) Buyer has timely filed with the appropriate Taxing authorities all Tax Returns that it is required to file and such Tax Returns are correct and complete in all material respects. Buyer is not the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the Buyer have been fully and timely paid. There are no Liens for any Taxes (other than Liens for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any Buyer.
      (b) Buyer has not received any notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or pending disputes, claims, audits or examinations regarding any Taxes of Buyer. Buyer has not waived any statute of limitations in respect of any Taxes, nor agreed to a Tax assessment or deficiency.
6.8     Allowance for Possible Loan Losses.
      The Allowance shown on the consolidated balance sheets of Buyer included in the most recent Buyer Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of Buyer included in the Buyer Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Buyer Entities and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Buyer Entities as of the dates thereof, except where the failure of such Allowance to be so adequate is not reasonably likely to have a Buyer Material Adverse Effect.

6.9     Assets.
      Except as disclosed in Section 6.9 of the Buyer Disclosure Memorandum or as disclosed or reserved against in the Buyer Financial Statements, the Buyer Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets which are material to their respective business, except for any such Liens or other defects of title which are not reasonably likely to have a Buyer Material Adverse Effect. All tangible properties used in the businesses of the Buyer Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Buyer’s past practices. All Assets which are material to Buyer’s business on a consolidated basis, held under leases or subleases by any of the Buyer Entities, are held under valid Contracts enforceable in accordance with their respective terms and each such Contract is in full force and effect. The Buyer Entities currently maintain insurance similar in amounts, scope and coverage to that maintained by other peer organizations. None of the Buyer Entities has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of insurance and no notices have been given by any Buyer Entity under such policies. The Assets of the Buyer Entities include all assets required to operate the business of the Buyer Entities as presently conducted.
6.10     Intellectual Property.
      Each Buyer Entity owns or has a license to use all of the Intellectual Property used by such Buyer Entity in the course of its business including sufficient rights in each copy possessed by each Buyer Entity. Each Buyer Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Buyer Entity in connection with such Buyer Entity’s business operations, and such Buyer Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Buyer Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Buyer threatened, which challenge the rights of any Buyer Entity with respect to Intellectual Property used, sold or licensed by such Buyer Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of the Buyer Entities does not infringe any Intellectual Property of any other person.
6.11     Environmental Matters.
      (a) To Buyer’s Knowledge, each Buyer Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.
      (b) To Buyer’s Knowledge, there is no Litigation pending or threatened before any Governmental Authority or other forum in which any Buyer Entity or any of its Operating Properties or Participation Facilities (or Buyer in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Buyer Entity or any of its Operating Properties or Participation Facilities, nor is there any reasonable basis for any Litigation of a type described in this sentence, except such as is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.
      (c) During the period of (i) any Buyer Entity’s ownership or operation of any of their respective current properties, (ii) any Buyer Entity’s participation in the management of any Participation Facility, or (iii) any Buyer Entity’s holding of a security interest in any Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Prior to the period of (i) any Buyer Entity’s ownership or operation of any of their respective current properties, (ii) any Buyer Entity’s participation in the management of any Participa-

tion Facility, or (iii) any Buyer Entity’s holding of a security interest in any Operating Property, to Buyer’s Knowledge, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.
6.12     Compliance with Laws.
      Buyer is duly registered as a bank holding company under the BHC Act. Each Buyer Entity has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit, other than Defaults which could not reasonably be anticipated to have, individually or in the aggregate, a Buyer Material Adverse Effect. Except as disclosed in Section 6.12 of the Buyer Disclosure Memorandum, none of the Buyer Entities:

(a) is in Default under its Articles of Incorporation or Bylaws (or other governing instruments); or

(b) is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business; or

(c) since December 31, 1999, has received any notification or communication from any Governmental Authority (i) asserting that any Buyer Entity is not, or may not be, in compliance with any Laws or Orders, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, or (iii) requiring any Buyer Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its employment decisions, its employment or safety policies or practices, its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.
6.13     Labor Relations.
      No Buyer Entity is the subject of any Litigation asserting that it or any other Buyer Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Buyer Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Buyer Entity party to any collective bargaining agreement or subject to any bargaining order, injunction or other Order relating to Buyer’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout or other job action or labor dispute involving any Buyer Entity pending or threatened and there has been no such action or dispute in the past five years. To Buyer’s Knowledge, in the past five years, there has not been any attempt by any Buyer employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to Buyer’s workforce.
6.14     Employee Benefit Plans.
      (a) Buyer has delivered or made available to Seller prior to the execution of this Agreement, copies in each case of all Employee Benefit Plans currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Buyer Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the “Buyer Benefit Plans”). Any of the Buyer Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Buyer ERISA Plan.” Each Buyer ERISA Plan which is also a “defined benefit plan” (as defined in Code Section 414(j)) is referred to herein as a “Buyer Pension Plan.” No Buyer Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

      (b) Each Buyer Benefit Plan is in compliance with the applicable terms of such Buyer Benefit Plan, in compliance with the applicable requirements of the Code in material compliance with the terms of ERISA, and in compliance with any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Each Buyer ERISA Plan which is intended to be qualified under Code Section 401(a) has received a favorable determination letter from the IRS, and Buyer is not aware of any circumstances likely to result in revocation of any such favorable determination letter. To Buyer’s Knowledge, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Buyer Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or ERISA Section 406).
      (c) There are no Buyer Pension Plans.
      (d) No Liability under Title IV of ERISA has been or is expected to be incurred by any of Buyer or its ERISA Affiliates and no event has occurred that could reasonably be anticipated to result in Liability under Title IV of ERISA being incurred by Buyer or any of its ERISA Affiliates with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Buyer Material Adverse Effect. There has been no notice of a “reportable event,” within the meaning of ERISA Section 4043 for which the 30-day reporting requirement has not been waived by any ongoing, frozen or terminated single employer plan of Buyer or of any ERISA Affiliate.
6.15     Material Contracts.
      Buyer has filed copies of all Contracts and amendments thereto that would be required to be filed as an exhibit to a Form 10-K filed by Buyer under the Exchange Act as an exhibit to Buyer’s Form 10-K filed for the fiscal year ended December 31, 2003 or in an Exchange Act Document and has otherwise made available to Seller copies of all Contracts existing on the date hereof that are required to be filed under SEC Regulation S-K Item 601 (together with all Contracts referred to in Sections 6.10 and 6.14(a), the “Buyer Contracts”). With respect to each Buyer Contract and except as disclosed in Section 6.15 of the Buyer Disclosure Memorandum: (A) the Contract is in full force and effect; (B) no Buyer Entity is in Default thereunder; (C) no Buyer Entity has repudiated or waived any material provision of any such Contract; and (D) no other party to any such Contract is, to the Knowledge of Buyer, in Default in any respect, or has repudiated or waived any material provision thereunder.
6.16     Legal Proceedings.
      There is no Litigation instituted or pending, or, to the Knowledge of Buyer, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable possibility of an unfavorable outcome) against any Buyer Entity, or against any director, employee or employee benefit plan of any Buyer Entity, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, nor are there any Orders outstanding against any Buyer Entity, that is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.
6.17     Reports.
      Since December 31, 1999, each Buyer Entity has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective date, each such report, statement and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.18     Statements True and Correct.
      (a) No statement, certificate, instrument or other writing furnished or to be furnished by any Buyer Entity or any Affiliate thereof to Seller pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
      (b) None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the Exchange Act, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading.
      (c) None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Seller’s shareholders in connection with the Shareholders’ Meetings, and any other documents, to be filed by any Buyer Entity or any Affiliate thereof under the Securities Act or the Exchange Act or with any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the Seller’s shareholders, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Seller’s Shareholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Seller’s Shareholders’ Meetings.
      (d) All documents that any Buyer Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.
6.19     Authority of Merger Subsidiary.
      Merger Subsidiary is or will be a national banking association, validly existing and in good standing under the banking Laws of the United States as a wholly owned Subsidiary of Buyer. Merger Subsidiary has or will have prior to the Closing, the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been or will be duly and validly authorized by all necessary corporate action in respect thereof on the part of Merger Subsidiary. This Agreement will, upon the Merger Subsidiary’s execution and delivery, represent a legal, valid, and binding obligation of Merger Subsidiary, enforceable against Merger Subsidiary in accordance with its terms. Buyer, as the sole shareholder of Merger Subsidiary, has voted or will vote prior to the Effective Time, all shares of Merger Subsidiary Common Stock in favor of approval of this Agreement, the Merger and the transactions contemplated herein, as and to the extent required by applicable Law.
6.20     Tax and Regulatory Matters.
      No Buyer Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

ARTICLE 7
CONDUCT OF BUSINESS PENDING CONSUMMATION
7.1     Affirmative Covenants of Seller.
      From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Seller shall, and shall cause each of its Subsidiaries to, (A) operate its business only in the usual, regular and ordinary course, (B) preserve intact its business organization and Assets and maintain its rights and franchises, and (C) take no action which would (1) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 9.1(b) or 9.1(c), or (2) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.
7.2     Negative Covenants of Seller.
      From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Seller covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a) amend the Articles of Association, Bylaws or other governing instruments of any Seller Entity or

(b) incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $50,000 except in the ordinary course of the business of any Seller Entity consistent with past practices (which shall include, for Seller Entities that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any Seller Entity of any Lien or permit any such Lien to exist (other than in connection with public deposits, repurchase agreements, bankers’ acceptances, “treasury tax and loan” accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Seller Disclosure Memorandum); or

(c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Seller Entity, or declare or pay any dividend or make any other distribution in respect of Seller’s capital stock; or

(d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or as disclosed in Section 7.2(d) of the Seller Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Seller Common Stock, any other capital stock of any Seller Entity, any stock appreciation rights, or any option, warrant, or other Right; or

(e) adjust, split, combine or reclassify any capital stock of any Seller Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Seller Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise (i) any shares of capital stock of any Seller Subsidiary or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration; or

(f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of one year or less, purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Seller Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with foreclosures in the ordinary course of business; or

(g) grant any increase in compensation or benefits to the employees or officers of any Seller Entity, except in accordance with past practice disclosed in Section 7.2(g) of the Seller Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the Seller Disclosure Memorandum; enter into or amend any severance agreements with officers of any Seller Entity; grant any material increase in fees or other increases in compensation or other benefits to directors of any Seller Entity except in accordance with past practice disclosed in Section 7.2(g) of the Seller Disclosure Memorandum or waive any stock repurchase rights, accelerate, amend or change the period of exercisability of any Equity Rights or restricted stock, or reprice Equity Rights granted under the Seller Stock Plans or authorize cash payments in exchange for any Equity Rights; or

(h) enter into or amend any employment Contract between any Seller Entity and any Person (unless such amendment is required by Law) that the Seller Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

(i) adopt any new employee benefit plan of any Seller Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any Seller Entity other than any such change that is required by Law or that, in the written opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law, the terms of such plans or consistent with past practice; or

(j) make any change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate and necessary to conform to changes in Tax Laws, regulatory accounting requirements or GAAP; or

(k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any Seller Entity for material money damages or restrictions upon the operations of any Seller Entity; or

(l) except in the ordinary course of business consistent with past practice and the Seller’s policies, enter into, modify, amend or terminate any material Contract (including any loan Contract with respect to any extension of credit with an unpaid balance exceeding $500,000) or waive, release, compromise or assign any material rights or claims.

7.3     Covenants of Buyer.
      From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Seller shall have been obtained, and except as otherwise expressly contemplated herein, Buyer covenants and agrees that it shall (a) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the Buyer Common Stock and the business prospects of the Buyer Entities and to the extent consistent therewith use all reasonable efforts to preserve intact the Buyer Entities’ core businesses and goodwill with their respective employees and the communities they serve, and (b) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c), or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any Buyer Entity from acquiring any Assets or other businesses or from discontinuing or disposing of any of its Assets or business if such action is, in the reasonable judgment of Buyer, desirable in the conduct of the business of

Buyer and its Subsidiaries, provided further that such actions shall not materially delay the Effective Time or materially hinder consummation of the Merger.
7.4     Adverse Changes in Condition.
      Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable, or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.
7.5     Reports.
      Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed under the Exchange Act or with any other Regulatory Authority, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed under the Exchange Act or with any other Regulatory Authority will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with the Laws applicable to such reports.
ARTICLE 8
ADDITIONAL AGREEMENTS
8.1     Registration Statement; Proxy Statement; Shareholder Approval.
      (a) As promptly as reasonably practicable after execution of this Agreement, (i) Buyer shall prepare and file the Registration Statement with the Commission, and shall use its reasonable efforts to cause the Registration Statement to become effective under the Securities Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Buyer Common Stock upon consummation of the Merger. Seller shall cooperate in the preparation and filing of the Registration Statement and shall furnish all information concerning it and the holders of its capital stock as Buyer may reasonably request in connection with such action. In connection with the Seller’s Shareholders’ Meeting, Seller and Buyer shall prepare and file with the Commission and the OCC, a Proxy Statement and subject to the requirements of the applicable Regulatory Authorities, mail such Proxy Statement to Seller’s shareholders, and (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement. Buyer and Seller shall timely and properly make all necessary filings with respect to the Merger under the Securities Laws. Buyer will advise Seller, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the Commission or the OCC for the amendment or supplement of the Registration Statement, the Proxy Statement, or for additional information. Buyer and Seller shall provide each other promptly with copies of all filings and letters to and from the Commission and other Regulatory Authorities.

      (b) Seller shall duly call, give notice of, convene and hold a Shareholders’ Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the Commission on a date reasonably acceptable to Buyer, for the purpose of voting upon approval and adoption of this Agreement, the Merger, and the related transactions (“Seller Shareholder Approval”) and such other related matters as it deems appropriate and shall, subject to the provisions of Section 8.1(c), through its Board of Directors, recommend to its shareholders the approval and adoption of this Agreement and use its reasonable efforts to obtain the Seller Shareholder Approval.
      (c) Neither the Board of Directors of Seller nor any committee thereof shall (i) except as expressly permitted by this Section 8.1(c), withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the approval or recommendation of such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause Seller to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Alternative Acquisition Agreement”) related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that, prior to the adoption of this Agreement by the holders of Seller Common Stock, the Board of Directors of Seller determines in good faith, after it has received a Superior Proposal and after receipt of advice from outside counsel, that the failure to do so would result in a reasonable possibility that the Board of Directors of Seller would breach its fiduciary duties to Seller shareholders under applicable Law, the Board of Directors of Seller may (subject to this and the following sentences) inform Seller shareholders that it no longer believes that the Merger is advisable and no longer recommends approval and may (subject to this Section 8.1(c)) approve or recommend a Superior Proposal (and in connection therewith withdraw or modify its approval or recommendation of this Agreement and the Merger (a “Subsequent Determination”), but only at a time that is after the fifth business day following Buyer’s receipt of written notice advising Buyer that the Board of Directors of Seller has received a Superior Proposal specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing), identifying the person making such Superior Proposal and stating that it intends to make a Subsequent Determination. After providing such notice, Seller shall provide a reasonable opportunity to Buyer to make such adjustments in the terms and conditions of this Agreement as would enable Seller to proceed with its recommendation to its shareholders without a Subsequent Determination; provided, however, that any such adjustment shall be at the discretion of the Parties at the time. Notwithstanding any other provision of this Agreement, except to the extent prohibited by the National Bank Act in the written opinion of counsel to Seller, which shall be reasonably acceptable to Buyer, Seller shall submit this Agreement to its shareholders at its Shareholders’ Meeting even if the Board of Directors of Seller determines at any time after the date hereof that it is no longer advisable or recommends that Seller shareholders reject it, provided, however, that Seller shall not be required to submit this Agreement to its shareholders at its shareholder meeting if this Agreement has been terminated pursuant to Section 10.1(f) or (g) and Buyer has been paid the Termination Fee.
8.2     Other Offers, Etc.
      (a) No Seller Entity shall, nor shall it authorize or permit any of its Affiliates or Representatives to, directly or indirectly (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) subject to Section 8.2(c), approve, endorse or recommend any Acquisition Proposal, or (iv) enter into any Acquisition Agreement contemplating or otherwise relating to any Acquisition Transaction; provided however, that this Section 8.2(a) shall not prohibit a Seller Entity from furnishing nonpublic information regarding any Seller Entity to, or entering into a confidentiality agreement or discussions or negotiations with, any Person or Group in response to a bona fide unsolicited written Acquisition Proposal submitted by such Person or Group (and not withdrawn) if (A) no Seller Entity or Representative or Affiliate thereof shall have violated any of the restrictions set forth in this Section 8.2, (B) the Board of Directors of Seller determines in its good faith judgment (based on, among other things, the advice of Seller Financial Advisor that such Acquisition Proposal constitutes a Superior

Proposal, (C) the Board of Directors of Seller concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties, as such duties would exist in the absence of this Section 8.2, to the shareholders of Seller under applicable Law, (D) (1) at least five business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person or Group, Seller gives Buyer written notice of the identity of such Person or Group and of Seller’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Person or Group, and (2) Seller receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to the disclosing Party than the terms of the Confidentiality Agreement and (E) contemporaneously with furnishing any such nonpublic information to such Person or Group, Seller furnishes such nonpublic information to Buyer (to the extent such nonpublic information has not been previously furnished by Seller to Buyer). In addition to the foregoing, Seller shall provide Buyer with at least five business days’ prior written notice of a meeting of the Board of Directors of Seller at which meeting the Board of Directors of Seller is reasonably expected to resolve to recommend a Superior Proposal to its shareholders and together with such notice a copy of the most recently proposed documentation relating to such Superior Proposal; provided further that Seller hereby agrees promptly to provide to Buyer any revised documentation and any Acquisition Agreement.
      (b) In addition to the obligations of Seller set forth in Section 8.2(a), as promptly as practicable, after any of the executive officers of Seller become aware thereof, Seller shall advise Buyer of any request received by Seller for nonpublic information which Seller reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person or Group making any such request or Acquisition Proposal. Seller shall keep Buyer informed promptly of material amendments or modifications to any such request or Acquisition Proposal.
      (c) Seller and its Subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will use their respective reasonable best efforts to enforce any confidentiality or similar or related agreement relating to any Acquisition Proposal.
      (d) Nothing contained in this Agreement shall prevent a Party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.
8.3     Nasdaq Listing.
      Buyer shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq National Market, the shares of Buyer Common Stock to be issued to the holders of Seller Common Stock pursuant to the Merger, and Buyer shall give all notices and make all filings with Nasdaq required in connection with the transactions contemplated herein.
8.4     Consents of Regulatory Authorities.
      The Parties hereto shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation and applications, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Parties agree that they will consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to contemplation of the transactions contemplated herein. Each Party also shall promptly advise the other upon receiving any communication from any Regulatory Authority whose Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.

8.5     Agreement as to Efforts to Consummate.
      Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement.
8.6     Investigation and Confidentiality.
      (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of its business and properties (including that of its Subsidiaries) and of their respective financial and legal conditions as the other Party reasonably requests, provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party. Between the date hereof and the Effective Time, Seller shall permit Buyer’s senior officers and independent auditors to meet with the senior officers of Seller, including officers responsible for the Seller Financial Statements, the internal controls of Seller and the disclosure controls and procedures of Seller and Seller’s independent public accountants, to discuss such matters as Buyer may deem reasonably necessary or appropriate for Buyer to satisfy its obligations under Sections 302 and 906 of the Sarbanes-Oxley Act.
      (b) In addition to the Parties’ respective obligations under the Confidentiality Agreements, which are hereby reaffirmed and adopted, and incorporated by reference herein, each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.
      (c) Seller shall use its reasonable efforts to exercise, and shall not waive any of, its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to Seller to preserve the confidentiality of the information relating to the Seller Entities provided to such Persons and their Affiliates and Representatives.
      (d) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.
8.7     Press Releases.
      Prior to the Effective Time, Seller and Buyer shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

8.8     Tax Treatment.
      Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for federal income tax purposes.
8.9     Charter Provisions.
      Each Seller Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Association, Bylaws or other governing instruments of any Seller Entity or restrict or impair the ability of Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Seller Entity that may be directly or indirectly acquired or controlled by them.
8.10     Affiliates’ Agreement.
      Seller has disclosed in Section 8.10 of the Seller Disclosure Memorandum all Persons whom it reasonably believes is an “affiliate” of Seller for purposes of SEC Rule 145 under the Securities Act. Seller shall use its reasonable efforts to cause each such Person to deliver to Buyer not later than 20 days after the date of this Agreement, a written agreement, in substantially the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Seller Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Buyer Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the Securities Act and the rules and regulations thereunder. Buyer shall be entitled to place restrictive legends upon certificates for shares of Buyer Common Stock issued to affiliates of Seller pursuant to this Agreement to enforce the provisions of this Section 8.10. Buyer shall not be required to maintain the effectiveness of the Registration Statement under the Securities Act for the purposes of resale of Buyer Common Stock by such affiliates.
8.11     Employee Benefits and Contracts.
      (a) Following the Effective Time, Buyer shall provide generally to officers and employees of the Seller Entities employee benefits under employee benefit and welfare plans (other than stock option or other plans involving the potential issuance of Buyer Common Stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Buyer Entities to their similarly situated officers and employees. For purposes of participation, vesting and (except in the case of Buyer retirement plans) benefit accrual under Buyer’s employee benefit plans, the service of the employees of the Seller Entities prior to the Effective Time shall be treated as service with a Buyer Entity participating in such employee benefit plans. Subject to Section 9.11(b), Buyer also shall cause the Surviving Bank to honor in accordance with their terms all employment, severance, consulting and other compensation Contracts disclosed in Section 8.11 of the Seller Disclosure Memorandum to Buyer between any Seller Entity and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Seller Benefit Plans.
      (b) Simultaneously herewith, each of Messrs. Michael W. Sheffey, David R Dotherow and Sidney G. Cash shall have entered into Employment Agreements with Merger Subsidiary in the form of Exhibit 3, which shall become effective at the Effective Time. At the Effective Time, any existing Employment or change in control or similar agreements, arrangements or understandings between any of such Persons and the Seller shall terminate and have no further force or effect, provided, however, that any cash payments required to be made by such Agreements to the employees thereunder as a result of this Agreement or the Merger shall be paid to such employees at Closing.
      (c) Upon the execution of this Agreement, each of the Seller’s directors shall execute and deliver into agreements not to compete with Seller or Buyer or any Buyer Entity within Orange, Osceola or Seminole

Counties, Florida for two years from the Effective Time, upon terms and conditions in the form and substance set forth in Exhibit 4 (the “Director’s Agreements”).
8.12     Indemnification.
      (a) For a period of six years after the Effective Time, Buyer shall, and shall cause the Surviving Bank to, indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the Seller Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors, officers, employees or agents of Seller or, at Seller’s request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under the FBCA,Section 402 of the Sarbanes-Oxley Act and by Seller’s Articles of Association and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Buyer Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by the Surviving Bank is required to effectuate any indemnification, the Surviving Bank shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Buyer and the Indemnified Party.
      (b) Buyer shall, or shall cause the Surviving Bank to, use its reasonable efforts (and Seller shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of three years after the Effective Time Seller’s existing directors’ and officers’ liability insurance policy (provided that Buyer or the Surviving Bank may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Seller given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that neither Buyer nor the Surviving Bank shall be obligated to make aggregate annual premium payments for such three-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Seller’s directors and officers, 150% of the annual premium payments on Seller’s current policy in effect as of the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Buyer or the Surviving Bank shall use its reasonable efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount.
      (c) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.12, upon learning of any such Liability or Litigation, shall promptly notify Buyer and the Surviving Bank thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Buyer or the Surviving Bank shall have the right to assume the defense thereof and neither Buyer nor the Surviving Bank shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Buyer or the Surviving Bank elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Buyer or the Surviving Bank and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer or the Surviving Bank shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Buyer and the Surviving Bank shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) neither Buyer nor the Surviving Bank shall be liable for any settlement effected without its prior written consent and which does not provide for a complete and irrevocable release of all Buyer’s Entities and their respective directors, officers and controlling persons, employees, agents and Representatives; and provided further that neither Buyer nor the Surviving Bank shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

      (d) If Buyer or the Surviving Bank or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Bank shall assume the obligations set forth in this Section 8.12.
      (e) The provisions of this Section 8.12 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and legal and personal representatives.
8.13     Delivery of Seller Disclosure Memorandum.
      Seller has delivered to Buyer and Merger Subsidiary a complete Seller Disclosure Memorandum.
ARTICLE 9
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE
9.1     Conditions to Obligations of Each Party.
      The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6:

(a) Shareholder Approval. The shareholders of Seller shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of Seller’s Articles of Association and Bylaws.

(b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, the Buyer would not, in its reasonable judgment, have entered into this Agreement.

(c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable. Seller shall have obtained the Consents listed in Section 9.1(c) of the Seller Disclosure Memorandum, including Consents from the lessors of each office leased by Seller No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, the Buyer would not, in its reasonable judgment, have entered into this Agreement.

(d) Legal Proceedings. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

(e) Registration Statement. The Registration Statement shall be effective under the Securities Act and the Proxy Statement shall have been declared “definitive” by the OCC, no stop orders suspending the effectiveness of the Registration Statement or the Proxy Statement shall have been issued, no action, suit, proceeding or investigation by the Commission or OCC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary permits under state securities Laws or the Securities Act or Exchange Act relating to the issuance or trading of the shares of Buyer Common Stock issuable pursuant to the Merger shall have been received.

(f) Nasdaq Listing. The shares of Buyer Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq National Market.

(g) Tax Matters. Each Party shall have received a written opinion of counsel from Alston & Bird LLP, in form reasonably satisfactory to such Parties (the “Tax Opinion”), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (ii) the exchange in the Merger of Seller Common Stock for Buyer Common Stock will not give rise to gain or loss to the shareholders of Seller with respect to such exchange (except to the extent of the Cash Consideration and any cash received in lieu of fractional shares), (iii) the tax basis of the Buyer Common Stock received in the Merger will be equal to the tax basis of the Seller Common Stock exchanged therefor, increased by the amount of income or gain, if any, recognized on the exchange, and decreased by the amount of Cash Consideration, if any, received in the Merger (excluding any cash received in lieu of fractional shares), (iv) the holding period of the Buyer Common Stock received in the merger will include the period during which the shareholder held the Seller Common Stock exchanged therefor if the Seller Common Stock was held as a capital asset at the effective date of the Merger, and (v) none of Seller, Merger Subsidiary or Buyer will recognize gain or loss as a consequence of the Merger (except for the inclusion in income of the amount of the bad-debt reserve maintained by Seller and any other amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Code). In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Seller and Buyer reasonably satisfactory in form and substance to such counsel.

9.2     Conditions to Obligations of Buyer.
      The obligations of Buyer to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Buyer pursuant to Section 11.6(a):

(a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of Seller set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Section 5.3 shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties set forth in Sections 5.23, 5.24 and 5.25 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Seller set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.23, 5.24 and 5.25) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Seller Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Seller to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. Seller shall have delivered to Buyer (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as it relates to Seller and in Sections 9.2(a) and 9.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Seller’s Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Buyer and its counsel shall request.

(d) [Reserved]

(e) Affiliates Agreements. Buyer shall have received from each affiliate of Seller the affiliate’s letter referred to in Section 8.10.

(f) Claims Letters, Director’s Agreements and Affiliate Agreements. Each of the directors and officers of Seller shall have executed and delivered to Buyer Claims Letters in the form of Exhibit 5 hereto; each director and Affiliate of Seller shall have executed and delivered to Buyer Director’s Agreements in the form of Exhibit 4 hereto, and each Affiliate of Seller shall have executed and delivered to Buyer Affiliate Agreements in the form of Exhibit 2 hereto.

(g) Notices of Dissent. In the event that shareholders of Seller have given notice of their intent to exercise their statutory right to dissent with respect to more than 5% of the outstanding shares of Buyer Common Stock.

9.3     Conditions to Obligations of Seller.
      The obligations of Seller to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Seller pursuant to Section 11.6(b):

(a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Buyer set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Buyer set forth in Section 6.3 shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Buyer set forth in Section 6.20 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Buyer set forth in this Agreement (including the representations and warranties set forth in Section 6.3 and Section 6.20) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Buyer Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Buyer to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. Buyer shall have delivered to the Seller (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as it relates to Buyer and in Sections 9.3(a) and 9.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Buyer’s Board of Directors and Merger Subsidiary’s Board of Directors and sole shareholder evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Seller and its counsel shall request.

(d) [Reserved]

(e) Fairness Opinion. Seller shall have received from Seller Financial Advisor a letter, dated as of the date of the meeting of the Seller’s Board of Directors held to consider this Agreement, the Merger and the transactions contemplated herein, to the effect that, in the opinion of such firm, the consideration to be received by Seller shareholders in connection with the Merger is fair, from a financial point of view, to such shareholders and such letter is not withdrawn by Seller Financial Advisor prior to the Seller shareholders meeting, provided an event described in Section 10.1(f) shall have occurred as a result of a Superior Proposal.

ARTICLE 10
TERMINATION
10.1     Termination.
      Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Seller, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) By mutual written agreement of Buyer and Seller; or

(b) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to permit such Party to refuse to consummate the transactions contemplated by this Agreement pursuant to the standard set forth in Section 9.2 or 9.3 as applicable; or

(c) By either Party, (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

(d) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable, or (iii) the shareholders of Seller fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Seller’s Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon; or

(e) By either Party in the event that the Merger shall not have been consummated by May 31, 2005, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

(f) By Buyer in the event that (i) the Board of Directors of Seller, shall have failed to reaffirm its approval upon Buyer’s request for such reaffirmation of the Merger and the transactions contemplated by this Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger, or (ii) the Board of Directors of Seller shall have failed to include in the Proxy Statement its recommendation, without modification or qualification, that Seller shareholders give the Seller Shareholder Approval or shall have withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the recommendation of such Board of Directors to Seller shareholders that they give the Seller Shareholder Approval, or (iii) the Board of Directors of Seller shall have affirmed, recommended or authorized entering into any Acquisition Transaction other than the Merger or, within 10 business days after commencement of any tender or exchange offer for any shares of Seller Common Stock, the Board of Directors of Seller shall have failed to recommend against acceptance of such tender or exchange offer by its shareholders or takes no position with respect to the acceptance of such tender or exchange offer by its shareholders, or (iv) the Board of Directors of Seller negotiates or authorizes the conduct of negotiations (and five business days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that “negotiate” shall not be deemed to include the provision of information to, or the request and receipt of information from, any Person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal and determining whether the board of directors will in fact engage in, or authorize, negotiations) regarding an Acquisition Proposal other than the Merger; or

(g) By Seller, (provided that Seller is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement), if prior to the adoption of this Agreement by the affirmative vote of the holders of the requisite number of the outstanding shares of Seller Common Stock entitled to vote thereon at the Seller Shareholders’ Meeting, the Board of Directors of Seller has (x) withdrawn or modified or changed its recommendation or approval of this Agreement in a manner adverse to Buyer in order to approve and permit Seller to accept a Superior Proposal and (y) determined, after consideration of the written advice of outside legal counsel to Seller, that the failure to take such action as set forth in the preceding clause (x) would be reasonably likely to result in a breach of the Board of Directors’ fiduciary duties under applicable Law, provided, however, that (i) at least 2 business days prior to any such termination, Seller shall, and shall cause its advisors to, negotiate with Buyer to make such adjustments in the terms and conditions of this Agreement as would enable Seller to proceed with the transactions contemplated herein on such adjusted terms.

(h) By Seller if:

(i) the Average Closing Price (as defined below) shall be less than the product of 0.80 and the Starting Price; and

(ii) (A) the number obtained by dividing the Average Closing Price by the Starting price (such number being referred to herein as the “Buyer Ratio”) shall be less than (B) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.20 from such quotient (such number being referred to herein as the “Index Ratio”).

If Seller elects its termination right pursuant to the immediately preceding sentence, it shall give to Buyer written notice on or before the second trading day after the Determination Date. During the five business-day period commencing on the date of such notice, Buyer shall have the option of adjusting the Exchange Ratio to equal the lesser of (i) a number equal to a quotient (rounded to the nearest one-ten thousandth), the numerator of which is the product of 0.80, the Starting Price and the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price, or (ii) a number equal to a quotient (rounded to the nearest one-one hundred thousandth), the numerator of which is the Index Ratio multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Buyer Ratio, or of paying cash in an amount equal to the difference on the Determination Date between the dollar value per share of Seller Common Stock based on the Exchange Ratio on such date and the dollar value per share of Seller Common Stock based on the adjusted Exchange Ratio, or any combination thereof in Buyer’s discretion, provided that the amount of aggregate cash payable in connection with the Merger shall not cause the failure of the condition contained in Section 9.1(g) hereof. If Buyer makes an election contemplated by the preceding sentence, within such five business-day period, it shall give prompt written notice to Seller of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section, and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section.

      For purposes of this Section only, the following terms shall have the meanings indicated:
      “Average Closing Price” means the average of the last reported sale prices per share of Buyer Common Stock as reported on the Nasdaq National Market or such successor exchange on which Buyer Common Stock may then be traded (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) for the 20 consecutive trading days on the Nasdaq National Market or such successor exchange or market on which Buyer Common Stock may then be traded ending at the close of trading on the Determination Date.
      “Determination Date” means the latest date on which the approval of the OCC, and if required, the Federal Reserve, required for consummation of the Merger shall be received by Buyer, without regard to any requisite waiting periods in respect thereof.
      “Index Group” means the Nasdaq Bank Index as reported by Bloomberg, L.P. or another mutually agreed service and as to which there shall not have been, since the Starting Date and before the Determination Date, an announcement of a transaction whereby such company would be acquired or whereby such company would acquire another company or companies in transactions with a value exceeding 25% of the acquirer’s market capitalization as of the Starting Date.
      “Index Price” on a given date means the closing value of the Index Group.
      “Starting Date” means November 19, 2004.
      “Starting Price” shall mean $21.49.
      If Buyer declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or Buyer shall be appropriately adjusted for the purposes of applying this Section 10.1(h).
10.2     Effect of Termination.
      In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Sections 6.2, 8.6, 10.2, 10.3, 11.2 and 11.3 shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.
10.3     Termination Fee.
      (a) If:

(i) either Seller or Buyer terminates this Agreement pursuant to Section 10.1(g) of this Agreement; and within 12 months of such termination (A) an Acquisition Proposal or Acquisition Transaction has been announced with respect to any Seller Entity or (B) an Acquisition Agreement with respect to an Acquisition Transaction has been entered into with respect to Seller or any Seller Entity, provided that such Acquisition Transaction is subsequently consummated (but changing, in the case of (i), the references to the 5% and 95% amounts in the definition of Acquisition Transaction to 25% and 90%, respectively); or

(ii) Buyer shall terminate this Agreement pursuant to 10.1(f);

then Seller shall pay to Buyer an amount equal to $1,850,000 (the “Termination Fee”) upon the earlier of such announcement or the entry into such Acquisition Agreement or the date of any announcement or statement with respect to any Acquisition Proposal by Seller or its Board of Directors, other than a recommendation for approval of the Merger. Seller hereby waives any right to set-off or counterclaim against such amount. If the Termination Fee shall be payable pursuant to subsection (a)(i) of this Section 10.3, the Termination Fee shall be paid in same-day funds at or prior to the earliest of the date of consummation of such Acquisition Transaction, or the date of execution of an Acquisition Agreement with respect to such Acquisition Transaction or the date of any announcement or statement with respect to any Acquisition Proposal by Seller or its Board of Directors, other than a recommendation for approval of the Merger. If the Termination Fee shall be payable pursuant to subsection (a)(ii) of this Section 10.3, the Termination Fee shall be paid in same-day funds upon the earlier of (i) the execution of an Acquisition Agreement with respect to such Acquisition Transaction or the date of any announcement or statement with respect to any Acquisition Proposal by Seller or its Board of Directors, other than a recommendation for approval of the Merger or (ii) two business days from the date of termination of this Agreement.

      (b) The Parties acknowledge that the agreements contained in Section 10.3(a) are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Seller fails to pay promptly any fee payable by it pursuant to this Section 10.3, then Seller shall pay to Buyer, its costs and expenses (including attorneys’ fees) in connection with collecting such fee, together with interest on the amount of the fee at the prime annual rate of interest (as published in The Wall Street Journal) plus 2% as the same is in effect from time to time from the date such payment was due under this Agreement until the date of payment.
10.4     Non-Survival of Representations and Covenants.
      The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time, except this Section 10.4., and Sections 8.11 and 8.12.
ARTICLE 11
MISCELLANEOUS
11.1     Definitions.
      (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Proposal” means any proposal (whether communicated to Seller or publicly announced to Seller’s shareholders) by any Person (other than Buyer or any of its Affiliates) for an Acquisition Transaction involving Seller or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries, the assets of which constitute ten percent (10%) or more of the consolidated assets of Seller as reflected on Seller’s consolidated statement of condition prepared in accordance with GAAP.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from Seller by any Person or Group (other than Buyer or any of its Affiliates) of 25% or more in interest of the total outstanding voting securities of Seller or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than Buyer or any of its Affiliates) beneficially owning 25% or more in interest of the total outstanding voting securities of Seller or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Seller pursuant to which the shareholders of Seller immediately preceding such transaction hold less than 90% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 5% or more of the assets of Seller; or (iii) any liquidation or dissolution of Seller.

“Affiliate” of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Articles of Merger” shall mean the Articles of Merger filed with the OCC as contemplated by Section 1.3 of this Agreement.

“Assets” of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“BHC Act” means the federal Bank Holding Company Act of 1956, as amended.

“Buyer Capital Stock” means, collectively, the Buyer Common Stock, the Buyer Preferred Stock and any other class or series of capital stock of Buyer.

“Buyer Common Stock” means the $0.10 par value common stock of Buyer.

“Buyer Disclosure Memorandum” means the written information entitled “Seacoast Banking Corporation of Florida Disclosure Memorandum” delivered prior to the date of this Agreement to Seller describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“Buyer Entities” means, collectively, Buyer and all Buyer Subsidiaries.

“Buyer Financial Statements” means (i) the consolidated balance sheets of Buyer as of September 30, 2004, and as of December 31, 2003, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the periods ended September 30, 2004, and for each of the three fiscal years ended December 31, 2003, as filed in amended form by Buyer in Exchange Act Documents, and (ii) the consolidated balance sheets of Buyer (including related notes and schedules, if any) and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in Exchange Act Documents as amended filed with respect to periods ended subsequent to September 30, 2004.

“Buyer Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the financial position, or results of operations of Buyer and its Subsidiaries, taken as a whole, or (ii) the ability of Buyer to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “Buyer Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of Buyer (or any of its Subsidiaries) taken with the prior written Consent of Seller in contemplation of the transactions contemplated hereby, (D) the direct effects of compliance with this Agreement on the operating performance of Buyer, including expenses incurred by Buyer in consummating the transactions contemplated by this Agreement, (E) effects demonstrably shown to have been proximately caused by the public announcement of, and the response or reaction of customers, vendors, licensors, investors or employees of Buyer to, this Agreement or any of the transactions contemplated by this Agreement, (F) failure of Buyer to meet the revenue or earnings predictions of equity analysts (as reflected in the First Call consensus estimate), or any other published revenue or earnings predictions or expectations, for any period ending on or after the date of this Agreement, (G) changes in the market price or trading volume of Buyer Common Stock or (H) hurricanes and other storms which occurred prior to the date of this Agreement.

“Buyer Preferred Stock” means the $1.00 par value preferred stock of Buyer.

“Buyer Subsidiaries” means the Subsidiaries of Buyer, which shall include the Buyer Subsidiaries described in Section 6.4 and any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Buyer in the future and held as a Subsidiary by Buyer at the Effective Time.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commission” or “SEC” means the United States Securities and Exchange Commission.

“Confidentiality Agreement” means the Confidentiality Agreement, dated October 12, 2004, between Seller and Buyer.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local Governmental Authorities with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including: (i) the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. (“CERCLA”),; (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. (“RCRA”),; (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. 11001 et seq.); (iv) the Clean Air Act (42 U.S.C. 7401 et seq.); (v) the Clean Water Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (v) any state, county, municipal or local statues, laws or ordinances similar or analogous to the federal statutes listed in parts (i) — (iv) of this subparagraph; (vii) any amendments to the statues, laws or ordinances listed in parts (i) — (vi) of this subparagraph, regardless of whether in existence on the date hereof, (viii) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in parts (i) — (vii) of this subparagraph; and (ix) any other law, statute, ordinance, amendment, rule, regulation, guideline, directive, order or the like in effect now or in the future relating to environmental, health or safety matters. and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with a Seller Entity would be treated as a single employer under Code Section 414 or would be deemed a single employer within the meaning of Sections.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents, including all certifications and statements required by the Exchange Act or (z) Section 906 of the Sarbanes-Oxley Act with respect to any report that is an Exchange Act Document, filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

“Exhibits” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto or thereto

“FBCA” means the Florida Business Corporation Act, as mended.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Reserve” shall mean the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Atlanta.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved.

“Governmental Authority” shall mean any federal, state, local, foreign, or other court, board, body, commission, agency, authority or instrumentality, arbitral authority, self-regulatory authority, mediator, tribunal, including Regulatory Authorities and Taxing Authorities.

“Group” shall mean two or more Persons acting in concert for the purpose of acquiring, holding or disposing of securities of an issuer.

“Hazardous Material” shall mean any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including RCRA hazardous wastes, CERCLA hazardous substances, and HSRA regulated substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, lead in paint or drinking water, mold, asbestos, and polychlorinated biphenyls (PCBs). (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of Environmental Law), provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of business in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should reasonably have been known after due inquiry by the chairman, president, chief financial officer, chief accounting officer, chief operating officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior, executive or other vice president of such Person and the knowledge of any such Persons obtained or which would have been obtained from a reasonable investigation.

“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, statute, regulation or order applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or any property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for any depository institution, pledges to secure public deposits and other Liens incurred in the ordinary course of the banking business.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets or Liabilities (including Contracts related to Assets or Liabilities), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Losses” means any and all demands, claims, actions or causes of action, assessments, losses, diminution in value, damages (including special and consequential damages), liabilities, costs, and expenses, including interest, penalties, cost of investigation and defense, and reasonable attorneys’ and other professional fees and expenses.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Nasdaq” means the Nasdaq Stock Market, Inc.

“Nasdaq National Market” means the National Market System of Nasdaq Stock Market, Inc.

“OCC” means the federal Office of the Comptroller of the Currency.

“Operating Property” means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, directive, ruling, or writ of any Governmental Authority.

“Participation Facility” means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” means Seller, Buyer or Merger Subsidiary and “Parties” means two or more of such Persons.

“Permit” means any federal, state, local, and foreign Governmental Authority approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Person” means a natural person or any legal, commercial or Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Proxy Statement” means the proxy statement used by Seller to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of Buyer relating to the issuance of the Buyer Common Stock to holders of Seller Common Stock.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the Exchange Act by Buyer under the Securities Act with respect to the shares of Buyer Common Stock to be issued to the shareholders of Seller in connection with the transactions contemplated by this Agreement.

“Regulatory Authorities” means, collectively, the Commission , the Nasdaq National Market and the NASD, the OCC, the FDIC, the Department of Justice, and the Federal Reserve and all other federal, state, county, local or other Governmental Authorities having jurisdiction over a Party or its Subsidiaries.

“Representative” means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent of a Person.

“Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other securities, securities or rights convertible into or exchangeable for, shares of the capital stock or other securities of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act, the Exchange Act, the Sarbanes-Oxley Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Shareholders’ Meeting” means the meeting of Seller’s shareholders of to be held pursuant to Section 8.1, including any adjournment or adjournments thereof.

“Seller Common Stock” means the $5.00 par value common stock of Seller.

“Seller Disclosure Memorandum” means the written information entitled “Century National Bank Disclosure Memorandum” delivered prior to the date of this Agreement to Buyer describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.

Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“Seller Entities” means, collectively, Seller and all Seller Subsidiaries.

“Seller Financial Statements” means (i) the balance sheets (including related notes and schedules, if any) of Seller as of September 30, 2004, and as of December 31, 2003, and the related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the three and nine months ended September 30, 2004, and for each of the three fiscal years ended December 31, 2003, as filed by Seller in its Exchange Act Documents, and (ii) the balance sheets of Seller (including related notes and schedules, if any) and related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in Exchange Act Documents filed with respect to periods ended subsequent to September 30, 2004.

“Seller Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the financial position, or results of operations of Seller and its Subsidiaries, taken as a whole, or (ii) the ability of Seller to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “Seller Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of Seller (or any of its Subsidiaries) taken with the prior written Consent of Buyer in contemplation of the transactions contemplated hereby, or (D) the direct effects of compliance with this Agreement on the operating performance of Seller, including expenses incurred by Seller in consummating the transactions contemplated by this Agreement.

“Seller Stock Plans” means the existing stock option and other stock-based compensation plans of Seller designated as follows: Century National Bank Directors’ Stock Option Plan and Century National Bank Officers’ and Employees’ Stock Option Plan.

“Seller Subsidiaries” means the Subsidiaries, if any, of Seller, as of the date of this Agreement, Seller has no Subsidiaries.

“Subsidiaries” means all those corporations, banks associations, or other entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Superior Proposal” means any Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (i) involving the acquisition of the entire equity interest in, or all or substantially all of the assets and liabilities of, the Seller Entities and (ii) with respect to which the Board of Directors of Seller (A) determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person or Group making the Acquisition Proposal, and (B) determines in its good faith judgment (based on, among other things, the advice of its financial advisor, Keefe Bruyette & Woods, Inc.,) to be more favorable to Seller’s shareholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors of Seller, after obtaining the advice of Seller’s Financial Advisor Keefe Bruyette & Woods, Inc. the Person or Group making such Acquisition Proposal is reasonably able to finance the transaction and close it timely, and any proposed changes to this Agreement that may be proposed by Buyer in response to such Acquisition Proposal.)

“Surviving Bank” means Merger Subsidiary as the surviving national bank resulting from the Merger.

“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts, duties, or assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges of any kind whatsoever, imposed or required to be withheld by any Governmental Authority (domestic or foreign), including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” means any report, return, information return, or other information required to be supplied to a Governmental Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.
      (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Term	Page

Acquisition Agreement	39
Agreement	1
Allowance	16
Articles of Merger	2
Buyer	1
Buyer Benefit Plans	33
Buyer Contracts	33
Buyer ERISA Plan	33
Buyer Exchange Act Reports	29
Buyer Pension Plan	33
CERCLA	Section 11.1(a	)
Certificates	8
Closing	1
Effective Time	2
Exchange Agent	8
Indemnified Party	44
Individually Identifiable Personal Information	23
Maximum Amount	45
Merger Subsidiary	1
RCRA	Section 11.1(a	)
Seller	1
Seller Benefit Plans	20
Seller Contracts	23
Seller ERISA Plan	20
Seller Exchange Act Reports	13
Seller Pension Plan	20
Seller Shareholder Approval	39
Subsequent Determination	39

Term	Page

Takeover Laws	26
Tax Opinion	47
Termination Fee	Section 10.3(a	)(ii)
      (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”, and such terms shall not be limited by enumeration or example.
11.2     Expenses.
      (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.
11.3     Brokers and Finders.
      Except for Keefe Bruyette & Woods, Inc. as to Seller and except for Burke Capital Group as to Buyer, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by Seller or by Buyer, each of Seller and Buyer, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.
11.4     Entire Agreement.
      Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except, as to Section 8.6(b), for the Confidentiality Agreement). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.11 and 8.12.
11.5     Amendments.
      To the extent permitted by Law, and subject to Section 1.3, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Seller Common Stock, there shall be made no amendment that reduces or modifies in any material respect the consideration to be received by holders of Seller Common Stock.
11.6     Waivers.
      (a) Prior to or at the Effective Time, Buyer, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Seller, to waive or extend the time for the compliance or fulfillment by Seller of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of

Buyer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Buyer.
      (b) Subject to Section 1.3, prior to or at the Effective Time, Seller, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Buyer or Merger Subsidiary, to waive or extend the time for the compliance or fulfillment by Buyer or Merger Subsidiary of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Seller under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Seller.
      (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.
11.7     Assignment.
      Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
11.8     Notices.
      All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Seller:

Century National Bank
65 North Orange Avenue
Orlando, Florida 32801
Facsimile Number: (407) 515-0329

Attention: Michael W. Sheffey

Copy to Counsel:

Smith Mackinnon, PA
Suite 800 Citrus Center
255 South Orange Avenue
P.O. Box 2254
Orlando, Florida 32801
Facsimile Number: 407-843-2448

Attention: John P. Greeley

Buyer:

Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, FL 33494
Facsimile Number: (772) 288-6012

Attention: Dennis S. Hudson III

Copy to Counsel:

Alston & Bird LLP
One Atlantic Center
1201 W. Peachtree Street, NE
Atlanta, GA 30309-3424
Facsimile Number: (404)253-8272

Attention: Ralph F. MacDonald III
11.9     Governing Law.
      Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Florida. The Parties all expressly agree and acknowledge that the State of Florida has a reasonable relationship to the Parties and/or this Agreement. Each Party hereto hereby irrevocably waives, to the fullest extent permitted by Law, (a) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court, (b) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum, and (c) any defense that it may now or hereafter have based on lack of personal jurisdiction in such forum.
11.10     Counterparts.
      This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.
11.11     Captions; Articles and Sections.
      The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.
11.12     Interpretations.
      Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.
11.13     Enforcement of Agreement.
      The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

11.14     Severability.
      Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

SEACOAST BANKING CORPORATION OF FLORIDA
(BUYER)

By:	/s/ Dennis S. Hudson III

Dennis S. Hudson III
President and Chief Executive Officer

FIRST NATIONAL BANK & TRUST COMPANY
OF THE TREASURE COAST
(SUBSIDIARY)

By:	/s/ Dennis S. Hudson III

Dennis S. Hudson III
President and Chief Executive Officer

MERGER SUBSIDIARY

By:	/s/ Dennis S. Hudson III

Dennis S. Hudson III
President and Chief Executive Officer

CENTURY NATIONAL BANK
(SELLER)

By:	/s/ Michael W. Sheffey

Michael W. Sheffey
President and Chief Executive Officer

APPENDIX B
12 U.S.C. § 215a. Merger of national banks or State banks into national banks
      (a) Approval of Comptroller, board and shareholders; merger agreement; notice; capital stock; liability of receiving association
      One or more national banking associations or one or more State banks, with the approval of the Comptroller, under an agreement not inconsistent with this subchapter, may merge into a national banking association located within the same State, under the charter of the receiving association. The merger agreement shall —

(1) be agreed upon in writing by a majority of the board of directors of each association or State bank participating in the plan of merger;

(2) be ratified and confirmed by the affirmative vote of the shareholders of each such association or State bank owning at least two-thirds of its capital stock outstanding, or by a greater proportion of such capital stock in the case of a State bank if the laws of the State where it is organized so require, at a meeting to be held on the call of the directors, after publishing notice of the time, place, and object of the meeting for four consecutive weeks in a newspaper of general circulation published in the place where the association or State bank is located, or, if there is no such newspaper, then in the newspaper of general circulation published nearest thereto, and after sending such notice to each shareholder of record by certified or registered mail at least ten days prior to the meeting, except to those shareholders who specifically waive notice, but any additional notice shall be given to the shareholders of such State bank which may be required by the laws of the State where it is organized. Publication of notice may be waived, in cases where the Comptroller determines that an emergency exists justifying such waiver, by unanimous action of the shareholders of the association or State banks;

(3) specify the amount of the capital stock of the receiving association, which shall not be less than that required under existing law for the organization of a national bank in the place in which it is located and which will be outstanding upon completion of the merger, the amount of stock (if any) to be allocated, and cash (if any) to be paid, to the shareholders of the association or State bank being merged into the receiving association; and

(4) provide that the receiving association shall be liable for all liabilities of the association or State bank being merged into the receiving association.
      (b) Dissenting shareholders
      If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.
      (c) Valuation of shares
      The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified

B-1

of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.
      (d) Application to shareholders of merging associations: appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law
      If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.
      (e) Status of receiving association; property rights and interests vested and held as fiduciary
      The corporate existence of each of the merging banks or banking associations participating in such merger shall be merged into and continued in the receiving association and such receiving association shall be deemed to be the same corporation as each bank or banking association participating in the merger. All rights, franchises, and interests of the individual merging banks or banking associations in and to every type of property (real, personal, and mixed) and choses in action shall be transferred to and vested in the receiving association by virtue of such merger without any deed or other transfer. The receiving association, upon the merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, and committee of estates of lunatics, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by any one of the merging banks or banking associations at the time of the merger, subject to the conditions hereinafter provided.
      (f) Removal as fiduciary; discrimination
      Where any merging bank or banking association, at the time of the merger, was acting under appointment of any court as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, or committee of estates of lunatics, or in any other fiduciary capacity, the receiving association shall be subject to removal by a court of competent jurisdiction in the same manner and to the same extent as was such merging bank or banking association prior to the merger. Nothing contained in this section shall be considered to impair in any manner the right of any court to remove the receiving association and to appoint in lieu thereof a substitute trustee, executor, or other fiduciary, except that such right shall not be exercised in such a manner as to discriminate against national banking associations, nor shall any receiving association be removed solely because of the fact that it is a national banking association.
      (g) Issuance of stock by receiving association; preemptive rights
      Stock of the receiving association may be issued as provided by the terms of the merger agreement, free from any preemptive rights of the shareholders of the respective merging banks.

B-2

APPENDIX C
[Keefe, Bruyette & Woods, Inc. Letterhead]
November 30, 2004
The Board of Directors
Century National Bank
65 N Orange Avenue
Orlando, Florida 32801
Members of the Board:
      You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of Century National Bank (“Century”) of the merger consideration in the proposed merger (the “Merger”) of Seacoast Banking Corporation of Florida (“Seacoast”); First National Bank & Trust Company of the Treasure Coast (“First National”) and Century, pursuant to the Agreement and Plan of Merger, dated as of November 30, 2004, between Seacoast; First National and Century (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock of Century (“Seller Common Stock”) will be converted into the right to receive, at the election of a Century stockholder, (a) a number of shares of Seacoast common stock (the “Stock Consideration”) or (b) cash (the “Per Share Amount”); in each case, subject to the formulas and certain adjustments as set forth in the Agreement.
      Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Seacoast, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Seacoast for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of Century in rendering this fairness opinion and will receive a fee from Century for our services.
      In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Century and Seacoast and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Report on Form 10-KSB for the three years ended December 31, 2003, 2002 and 2001 of Century; (iii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2003, 2002 and 2001 of Seacoast; (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-QSB of Century and certain other communications from Century to its respective stockholders; (v) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Seacoast and certain other communications from Seacoast to its respective stockholders; and (vi) other financial information concerning the businesses and operations of Century and Seacoast furnished to us by Century and Seacoast for purposes of our analysis. We have also held discussions with senior management of Century and Seacoast regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Century and Seacoast with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.
      In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Century and Seacoast as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and

C-1

we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Century and Seacoast are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Century or Seacoast, nor have we examined any individual credit files.
      We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Century and Seacoast; (ii) the assets and liabilities of Century and Seacoast; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof, and does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Century or any other business combination in which Century might engage.
      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the merger consideration in the Merger is fair, from a financial point of view, to holders of Seller Common Stock.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.

C-2